SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Consolidated Financial Statements as of December 31, 2009

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Financial Statements as of December 31, 2009 and December 31, 2008 and for the years ended December 31, 2009, 2008 and 2007

$ : Argentine peso

US$ : US dollar

$3.80 = US$1 as of December 31, 2009

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Balance Sheets as of December 31, 2009 and 2008

(In millions of Argentine pesos – see Note 3.c)

	As of December 31,
	2009	2008
ASSETS
Current Assets
Cash and banks	$62	$36
Investments	1,227	1,089
Accounts receivable, net	1,163	1,009
Other receivables, net	241	209
Inventories, net	243	251
Other assets, net	7	6

Total current assets	2,943	2,600

Non-Current Assets
Other receivables, net	74	87
Investments	1	7
Fixed assets, net	6,839	6,188
Intangible assets, net	773	772
Other assets, net	3	3

Total non-current assets	7,690	7,057

TOTAL ASSETS	$10,633	$9,657

LIABILITIES
Current Liabilities
Accounts payable	$2,212	$1,769
Debt	763	1,355
Salaries and social security payable	300	237
Taxes payable	769	626
Other liabilities	52	46
Contingencies	73	36

Total current liabilities	4,169	4,069

Non-Current Liabilities
Accounts payable	24	27
Debt	58	688
Salaries and social security payable	82	83
Taxes payable	212	224
Other liabilities	186	146
Contingencies	374	319

Total non-current liabilities	936	1,487

TOTAL LIABILITIES	$5,105	$5,556

Noncontrolling interest	92	81
SHAREHOLDERS’ EQUITY	$5,436	$4,020

TOTAL LIABILITIES, NONCONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	$10,633	$9,657

The accompanying notes are an integral part of these consolidated financial statements.

Gerardo Werthein
Vice-President

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Statements of Income for the years ended December 31, 2009, 2008 and 2007

(In millions of Argentine pesos, except per share data in Argentine pesos – see Note 3.c)

	For the years ended December 31,
	2009	2008	2007
Continuing operations
Net sales	$12,226	$10,608	$9,074
Cost of services	(6,099)	(5,712)	(5,022)

Gross profit	6,127	4,896	4,052
General and administrative expenses	(449)	(364)	(310)
Selling expenses	(2,916)	(2,491)	(2,106)

Operating income	2,762	2,041	1,636
Gain on equity investees	13	—	—
Financial results, net	(329)	(265)	(441)
Other expenses, net	(229)	(268)	(98)

Net income before income tax and noncontrolling interest.	2,217	1,508	1,097
Income tax expense, net	(797)	(535)	(292)
Noncontrolling interest	(15)	(12)	(23)

Net income from continuing operations	1,405	961	782

Discontinued operations
Income from the operations	—	—	1
Income from assets disposal	—	—	101

Net income from discontinued operations	—	—	102

Net income	$1,405	$961	$884

Net income per share	$1.43	$0.98	$0.90

The accompanying notes are an integral part of these consolidated financial statements.

Gerardo Werthein
Vice-President

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2009, 2008 and 2007

(In millions of Argentine pesos – see Note 3.c)

	Shareholders’ contributions			Unappropriated earnings
	Common stock	Inflation adjustment of common stock	Total	Legal reserve	Foreign currency translation adjustments	Accumulated earnings (deficit)	Total	Total Shareholders’ equity
Balances as of January 1, 2007	$984	2,688	3,672	—	49	(1,592)	(1,543)	$2,129
Foreign currency translation adjustments	—	—	—	—	17	—	17	17
Net income for the year	—	—	—	—	—	884	884	884

Balances as of December 31, 2007	$984	2,688	3,672	—	66	(708)	(642)	$3,030
Foreign currency translation adjustments	—	—	—	—	21	—	21	21
Changes in the fair value of cash flow hedges, net of tax	—	—	—	—	8	—	8	8
Net income for the year	—	—	—	—	—	961	961	961

Balances as of December 31, 2008	$984	2,688	3,672	—	95	253	348	$4,020
Foreign currency translation adjustments (i)	—	—	—	—	19	—	19	19
Changes in the fair value of cash flow hedges, net of tax	—	—	—	—	(8)	—	(8)	(8)
Net income for the year	—	—	—	—	—	1,405	1,405	1,405

Balances as of December 31, 2009	$984	2,688	3,672	—	(ii) 106	1,658	1,764	$5,436

(i)	Includes (13) corresponding to the foreign currency translation adjustment realized on capital reimbursement of Núcleo (Notes 5.m and 7.h).
(ii)	The balance corresponds to foreign currency translation adjustments.

The accompanying notes are an integral part of these consolidated financial statements.

Gerardo Werthein
Vice-President

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007

(In millions of Argentine pesos – see Note 3.c)

	For the years ended December 31,
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Net income for the year from continuing operations	$1,405	$961	$782
Adjustments to reconcile net income to net cash flows provided by continuing operations
Allowance for doubtful accounts and other allowances	182	108	124
Depreciation of fixed assets	1,119	1,267	1,377
Amortization of intangible assets	19	22	39
Gain on equity investees	(13)	—	—
Consumption of materials	109	109	80
Gain on sale/disposal of fixed assets and other assets	(10)	(8)	(19)
Provision for lawsuits and contingencies	122	100	79
Holdings (gain) loss on inventories	7	(2)	59
Interest and other financial losses on loans	371	563	498
Income tax	167	353	245
Noncontrolling interest	15	12	23
Net increase in assets	(391)	(494)	(366)
Net increase in liabilities	186	328	25

Total cash flows provided by operating activities from continuing operations	3,288	3,319	2,946

CASH FLOWS FROM INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Fixed asset acquisitions	(1,474)	(1,546)	(1,208)
Intangible asset acquisitions	(17)	(15)	(35)
Equity investees acquisitions	—	(97)	—
Proceeds for the sale of fixed assets and other assets	15	12	21
Decrease (increase) in investments not considered as cash and cash equivalents	245	329	(533)

Total cash flows used in investing activities from continuing operations	(1,231)	(1,317)	(1,755)

CASH FLOWS FROM FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
Debt proceeds	361	91	45
Payment of debt	(1,852)	(1,444)	(1,290)
Payment of interest and debt-related expenses	(168)	(185)	(293)
Cash dividends paid	(19)	(20)	(38)
Payment of capital reimbursement of Núcleo	(8)	—	—

Total cash flows used in financing activities from continuing operations	(1,686)	(1,558)	(1,576)

CASH FLOWS FROM INVESTING ACTIVITIES FROM DISCONTINUED OPERATIONS
Proceeds for the sale of equity investees	—	—	182

Total cash flows provided by investing activities from discontinued operations	—	—	182

Net increase (decrease) in cash and cash equivalents from continuing operations.	371	444	(385)
Net increase in cash and cash equivalents from discontinued operations	—	—	182

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	371	444	(203)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	902	458	661

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$1,273	$902	$458

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

Gerardo Werthein
Vice-President

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

1. The Company and its operations

Telecom Argentina S.A. (“Telecom Argentina” or “Telecom” and together with its subsidiaries, the “Company” or the “Telecom Group”, indistinctively) was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” in April 1990.

Telecom Argentina commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer to the Company of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”).

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through October 10, 1999. As from such date, the Company began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

The Company provides fixed-line public telecommunication services, international long-distance service, data transmission and Internet services in Argentina. Accordingly, the Company had amended its by-laws in accordance with the prior approval obtained from the Department of Communications (“SC”, the “Regulatory Authority”) and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

A description of the subsidiaries with their respective percentage of capital stock owned as of December 31, 2009, is presented as follows:

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights (i)	Indirect control through	Date of acquisition
Voice, data and Internet	Telecom Argentina USA Inc. (“Telecom USA”)	100.00%		09.12.00
	Micro Sistemas Sociedad Anonima (“Micro Sistemas”) (ii)	99.99%		12.31.97

Wireless	Telecom Personal S.A. (“Personal”)	99.99%		07.06.94
	Núcleo S.A. (“Núcleo”)	67.50%	Personal	02.03.98
	Springville S.A. (“Springville”) (ii)	100.00%	Personal	04.07.09

(i)	Percentage of equity interest owned has been rounded.
(ii)	Dormant entity at December 31, 2009.

2. Regulatory framework

(a) Regulatory bodies and general legal framework

Telecom Argentina and Personal operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the SC and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is in charge of general oversight and supervision of telecommunications services. The SC has the power to develop, suggest and implement policies which are applicable to telecommunications services; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve major technical plans and to resolve administrative appeals filed against CNC resolutions.

The principal features of the regulatory framework in Argentina have been created by:

•	The Privatization Regulations, including the List of Conditions;

•	The Transfer Agreement;

•	The Licenses granted to Telecom Argentina and its subsidiaries;

•	The Tariff Agreements; and

•	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

Núcleo, Personal’s Paraguayan controlled company, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”). Telecom USA, Telecom’s subsidiary, is supervised by the Federal Communications Commission (the “FCC”).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

(b) Licenses granted as of December 31, 2009

As of December 31, 2009, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•	Local fixed telephony;

•	Public telephony;

•	Domestic and international long-distance telephony;

•	Domestic and international point-to-point link services;

•	Domestic and international telex services;

•	Value added services, data transmission, videoconferencing and broadcasting signal services; and

•	Internet access.

As of December 31, 2009, the Company’s subsidiaries have been granted the following licenses:

•

Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

•

Núcleo has been granted a renewable five-year period license to provide mobile telecommunication services in Paraguay as well as PCS services, data transmission and videoconferences services and Internet access in certain areas of that country.

(c) Revocation of the license

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•	an interruption of all or a substantial portion of service;

•	a modification of its corporate purpose or change of domicile to a jurisdiction outside Argentina;

•	a sale or transfer of the license to third parties without prior approval of the Regulatory Bodies;

•	any sale, encumbrance or transfer of assets which has the effect of reducing services provided, without the prior approval of the Regulatory Bodies;

•

a reduction of Nortel Inversora S.A.’s (“Nortel”, the parent company of the Company) interest in Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ interest in Nortel to less than 51%, in either case without prior approval of the Regulatory Bodies;

•	any transfer of shares resulting in a direct or indirect loss of control in Telecom without prior approval of the Regulatory Bodies;

•	an assignment or delegation of Telecom Italia S.p.A.’s (“Telecom Italia” or “the Operator”) functions without the prior approval of the Regulatory Bodies;

•	the Company’s bankruptcy.

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

•	repeated interruptions of the services;

•	any transfer of the license and/or the related rights and obligations, without the prior approval of the Regulatory Authority;

•	any encumbrance of the license;

•	any voluntary insolvency proceedings or bankruptcy of Personal;

•	a liquidation or dissolution of Personal, without the prior approval of the Regulatory Authority.

Núcleo’s licenses are revocable mainly in the case of:

•	repeated interruptions of the services;

•	any voluntary insolvency proceedings or bankruptcy of Núcleo;

•	non-compliance with certain obligations.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

(d) Decree No. 764/00

Decree No. 764/00 substantially modified three regulations:

•	General Regulation of Licenses

This regulation establishes a single nationwide license for the provision of all telecommunication services to the public, including fixed-line, wireless, national and international, irrespective of whether these services are provided through telecommunications infrastructure owned by the service provider. Under the regulation, a licensee’s corporate purpose does not need to be exclusively the provision of telecommunications services. In addition, the regulation does not establish any minimum investment or coverage requirements. Broadcasting service companies may also apply for a license to provide telecommunications services. The regulation further authorizes the resale of telecommunications services subject to the receipt of a license, and there are no restrictions on participation by foreign companies.

•	Argentine Interconnection Regulation

This regulation provides for an important reduction in the reference interconnection prices in effect at the time. The regulation also increases the number of infrastructure elements and services that the dominant operator is required to provide, including interconnection at the local exchange level, billing services and unbundling of local loops. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audiotext, collect calling and the implementation of number portability, all of which shall be subject to future regulations.

On January 22, 2009, the SC issued Resolution No. 8/09 through which it created a Working Commission composed by members of the SC and the CNC to prepare a draft of the Number Portability Regulation.

•	Universal Service (“SU”) Regulation

The SU regulation required entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the Universal Service Fiduciary Fund (“the SU fund”). The regulation adopted a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation established a formula for calculating the subsidy for the provision of SU which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation created a committee responsible for the administration of the SU fund and the development of specific SU programs.

On June 8, 2007, the SC issued Resolution No. 80/07 which stipulated that until the SU Fund is effectively implemented, telecommunication service providers, such as Telecom Argentina and Personal, are required to deposit any contributions accrued since the issuance of such Resolution into a special individual account held in their name at the Banco de la Nación Argentina. CNC Resolution No. 2,713/07, issued in August 2007, established how these contributions are to be calculated.

New SU Regulation

Decree No. 558/08, published on April 4, 2008, recently caused certain changes to the SU regime.

The Decree established that the SC will assess the value of service providers’ direct program contributions in compliance with obligations promulgated by Decree No. 764/00. It will also determine the level of funding required in the SU Fund for programs pending implementation. In the same manner, in order to guarantee the continuity of certain projects, the SC was given the choice to consider as SU contributions certain other undertakings made by telecommunication services providers and compensate providers’ for these undertakings.

The new regulation established two SU categories: a) areas with uncovered or unsatisfied needs; and b) customer groups with unsatisfied needs. It also determined that the SC would have exclusive responsibility for the issuance of general and specific resolutions regarding the new regulation, as well as for its interpretation and application.

It also established that the SC will review SU programs which were established under the previous regulation, guaranteeing the continuity of those already being administered and implementing those that had been under review.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

The Decree requires Telecom and Telefonica de Argentina S.A. (“Telefonica”) to extend the coverage of their fixed line networks, within their respective original region of activity, within 60 months from the effective date of publication of the Decree. The SC will determine on a case by case basis if the providers will be compensated with funds from the SU Fund.

The level of financing of SU ongoing programs established under the previous regulation will be determined by the SC, whereas telecommunications providers appointed to participate in future SU Programs will be selected by competitive bidding.

The Decree requires telecommunications service providers to contribute 1% of their revenues (from telecommunication services, net of taxes) to the SU Fund and keeps the “pay or play” mechanism for compliance with the mandatory monthly contribution to the SU Fund or, to claim the correspondent receivable, as the case may be.

Decree No. 558/08 also mandates the creation of the SU Fund and orders that it must be established within 180 days from the date of publication. Providers of telecommunications services shall act in their capacity as trustors for this fund, and shall rely on the assistance of a Technical Committee made up of seven members (two members shall be appointed by the SC, one member shall be appointed by the CNC, three members shall be appointed by the telecommunication services providers – two of which shall be appointed by Telecom and Telefonica and one by the rest of the providers – and another member will be appointed by independent local operators). This Technical Committee will be informed by the SC of the programs that will be financed and will be responsible for managing and controlling the SU Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new SU programs, with the prior approval by the SC.

The Decree also requires telecommunications service providers to create, subject to the SC approval, a procedure to select the Fiduciary institution and to provide a proposed Fiduciary agreement, within 60 days from its effective date of publication. At the date of issuance of these consolidated financial statements, the Technical Committee had been created and had begun to analyze the operative procedures associated to the functions derived from its responsibilities. Additionally, telecommunications service providers had already selected the Fiduciary institution and had sent the proposed Fiduciary agreement to the SC. The SC approved it in January 2009 through Resolution No. 7/09, but there is still pending resolution certain administrative and operative matters.

On December 9, 2008, the SC issued Resolution No. 405/08 which requires telecommunication service providers to deposit into special accounts the 1% of their revenues as defined in Decree No. 558/08, without passing on any costs incurred for the provision of their services.

On January 12, 2009, the Company and Personal, filed claims before the SC objecting to the provisions of SC Resolution No. 405/08, based on the illegality of this rule, arguing that it contradicts Decree No. 558/08 because it violates the rights of both licensees to factor their compensation for the provision of the SU programs in the calculation of their investment contribution, in accordance with the “pay or play” mechanism stated in the Decree No. 558/08.

The management of the Group, with the opinion of its legal counsel, considers it has meritorious legal arguments for the claims filed against Resolution No. 405/08.

At the date of issuance of these consolidated financial statements, the SU programs are still pending approval by the SC.

On April 4, 2009, by means of SC Resolution No. 88/09, the SC created a new program denominated “Telephony and Internet for towns without provision of basic Telephone services” that will be subsidized with funds from the SU Fund. The new program seeks to provide local telephony, domestic long distance, international long distance and Internet in towns that currently do not provide basic telephone services. SC Resolution No. 88/09 specifies the methodology that licensees will have to follow for proposals to render these services in several of the 1,491 towns and 1,496 schools identified in the Annex of the Resolution. The proposed projects approved by the SC will be sent to the Technical Committee of the SU Fund so that availability of funds can be evaluated and they can be included in a bidding process provided for in Decree No. 558/08.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

In Telecom

By the end of 2002, the SC formed a working group responsible for analyzing the method to be applied for measuring the net costs of SU performance –particularly, the application of the Hybrid Cost Proxy Model (the “HCPM Model”), based on the incremental cost of a theoretical network. The working group was also tasked with defining “non-monetary benefits” and determining the methodology for its calculation, in order to assess the costs that would be offset due to performance of SU obligations. The working group decided that, given the complexity of this methodology, efforts should be made to continue the initial programs independently from application of the HCPM Model, and that there was a need to carry out a comprehensive review of the present general regulations relating to SU to ensure that these regulations were operative in the near term considering the existing social needs.

Several years after the market’s liberalization and the effectiveness of the first SU regulations, these regulations have yet to be implemented. Therefore, service providers affected by these regulations have not received set-offs for providing services as required by the SU regime.

In compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713 /07, Telecom Argentina has estimated a receivable of $656 (unaudited) for the period initiated in July 2007 and filed its calculations for review by the regulatory authority. This receivable has not yet been recorded since it is subject to the approval of the SU programs, the review of the SC and the availability of funds in the SU Trust.

In Personal

Since January 2001, Personal has been recording a provision related to its obligation to make contributions to the SU fund. As of December 31, 2009, this provision amounts to $155. In addition, since July 2007 and in compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713/07, Personal has deposited the correspondent contributions on their respective maturity date (amounting to $66 as of December 31, 2009) into a special individual account held under their name at the Banco de la Nación Argentina; these contributions were recorded as a receivable in the caption “Other receivables” of the consolidated balance sheets.

As of January 2001, Personal, as well as the other wireless providers, had charged SU fund amounts to customers.

SC Resolution No. 99/05 required entities that derived revenues from telecommunications services to contribute 1% of these revenues to the SU fund, and prohibited billing to customers any SU amounts.

As a result, the CNC, through CNC Note No. 726/05, requested that Personal discontinue billing SU amounts to customers and reimburse all collected SU amounts plus interest (applying the same rate used for overdue invoices from customers).

Although the SC resolutions were appealed, management decided to reimburse the SU amounts which had been billed to post-paid customers from January 1, 2001 through June 28, 2005, the date on which Personal ceased billing SU amounts.

Although Personal reimbursed the SU amounts, it will not surrender its rights to consider the resolutions illegitimate and without merit.

During the first quarter of 2006, Personal fully reimbursed all previously billed SU amounts plus interest to its active post-paid customers (amounting to $15, calculated using the Banco Nacion Argentina interest rate collected by banks). In addition, as of May 2006, Personal had reimbursed the SU amounts billed to its former customers and former post-paid customers that have changed into prepaid customers (amounting to $4) and still remains pending an amount of $6 that is available for collecting.

In December 2006, the CNC issued a preliminary report regarding verification of Personal’s SU reimbursement, which indicated that Personal completed the requirement of reimbursement of the SU amounts including interest. However, the report stated that the interest rate applied differed from the rate required by the CNC; finally, on August 7, 2008, the CNC ordered Personal to adjust the reimbursement applying the same rate used for overdue invoices from customers (that is, one and a half of the Banco Nacion Argentina interest rate collected by banks).

In September 2008, Personal has rejected this claim explaining its grounds for justification of the applied interest rate. However, the management of Personal has considered the reimbursement of the interests claimed by the CNC. As a result, Personal had recorded a provision of $10. During the third quarter of 2009, Personal has begun the reimbursement to its customers (amounting to $5 as of December 31, 2009).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

(e) Regulation for the call by call selection of the providers of long-distance services

On December 28, 2001, the former Ministry of Infrastructure and Housing issued General Resolution No. 613/01 which approved a system that allows callers to select their preferred long-distance provider for each call. This call by call selection system is referred to as “SPM”.

Subsequently, as a result of the claims submitted by several carriers objecting to General Resolution No. 613/01, the Ministry of Economy issued General Resolution No. 75/03, which introduced several changes to the regulations providing for SPM. The main changes relate to the following: long-distance carriers’ freedom to provide SPM, changes in blockage modality due to delinquency, changes in the service connection modality and greater flexibility of obligations connected with service promotion and advertising. Resolution No. 75/03 also provides that origin providers, both fixed and wireless, must have their equipment and networks available to provide the SPM service on June 6, 2003. As of the date of these consolidated financial statements, this long-distance service modality is not implemented.

(f) Public telephony in penal institutions

As stated by Decree No. 690/06, in August 2007, the SC issued Resolution No. 155/07, where it approves the “Regulation for Communications that are initiated in Penal Institutions”, establishing technical requirements for the system and the telephone lines installed in penal institutions, so that all communications carried out are registered.

Such Regulation shall be in effect in the term of one year, which may be extended to a similar period, counted sixty days from the date in which the technical definitions that the CNC must issue become available.

At the date of issuance of these consolidated financial statements, the Company was evaluating feasible technical alternatives to implement in order to comply with this new rule.

(g) “Tax Stability” principle: impact of variations in Social Security contributions

On March 23, 2007, the SC issued Resolution No. 41/07 relating to the impact of variations in Social Security contributions occurring over the past several years.

Subsequent to November 8, 1990, there were several increases in the rates of Social Security Contributions, which were duly paid by Telecom. At the same time, and under the framework of the argentina@internet.todos Program, the Company paid, mostly during fiscal year 2000, reduced social security contribution rates.

Pursuant to Resolution No. 41/07, Telecom Argentina may offset the impact of costs borne as a result of increases in Social security contribution rates.

The Company made the required presentations to the SC of the net receivable under Resolution No. 41/07, which were subject to audits by the Regulatory Authority.

During the third quarter of 2007, the CNC performed the audits on the information given by the Company. The Company had access to documentation of the CNC’s audits, which resulted in no significant differences from the net amounts it had determined. Consequently, the Company recorded a receivable from increases in social security contributions and cancelled payables from reduction in social security contribution rates and other fines due by the Company.

At December 31, 2009, the Company has a net receivable of $68 which, in addition with the receivable of $23 corresponding to the tax on deposits to and withdrawals from bank accounts (“IDC”), is included in the caption “Other receivables” ($4 as current receivables and $87 as non-current receivables).

Since the resolution allows the Company to offset the receivables with existing and/or future regulatory duties and the intention of the Company is to exercise its offsetting rights, the receivable was recorded net of reserves. At December 31, 2009, the reserves corresponding to these regulatory duties amounted to $79.

Since December 2008, the Company has begun the billing to the customers of the increases in the rates of its social security contributions accrued from October 2008, applying the same mechanism used to bill the IDC.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

(h) Rendering of fixed telephony through mobile telephony infrastructure

By SC Resolution No. 151/07, fixed telephony was granted access to particular frequency bands, with the purpose of enabling basic telephone services in rural and suburban areas to be rendered through the wireless infrastructure used for the provision of mobile telephony service. Licensees will provide such service within their respective fixed telephony service original regions. The Company has started to install fixed lines based on this technology in order to satisfy service demand in rural and suburban areas.

(i) Tariff structure of the national and international regulated fixed line services

Rate Rebalancing

The variation in revenues resulting from the Rate Rebalancing for the two-year period beginning February 1997 was determined to amount to an increase of $9.5, by means of SC Resolution No. 4,269/99.

In December 2007, the Regulatory Authority notified the Company that it will offset this difference with the Resolution No. 41/07 receivables. As a consequence, during fiscal year 2007, the Company recorded a reserve on this matter on behalf of the CNC final results. In April 2009, the CNC notified the offsetting of the $9.5 Rate Rebalancing amount with the Resolution No. 41/07 receivables. So, the Company has reduced the receivable with the corresponding reserve.

Price Cap

The Price Cap was a regulation mechanism applied in order to calculate changes in Telecom tariffs, based on changes in the U.S. Consumer Price Index (“U.S. C.P.I.”) and an efficiency factor.

In August 2009, the Regulatory Bodies finalized the 1999 Price Cap audit resulting in a payable by the Company of $3.1 plus interest. The Company has offset this balance with the credit resulting from SC Resolution No. 41/07, described in (g) above.

On April 6, 2000, the Argentine Government, Telefonica and Telecom Argentina signed an agreement (“Price Cap 2000”) that set the price cap efficiency factor at 6.75% (6% set by the SC and 0.75% set by Telecom Argentina and Telefonica) for the period from November 2000 to November 2001.

The 2000 Price cap audit results are still pending. Should the outcome is a payable by the Company it can be offset with the Resolution No. 41/07 receivables.

In April 2001, the Argentine Government, Telefonica and Telecom Argentina signed an agreement (“2001 Price Cap”) that set the efficiency factor for reduction of tariffs at 5.6% for the period from November 2001 to October 2002.

However, a preliminary injunction against Telecom Argentina disallowed Telecom to apply tariff increases by reference to the U.S. C.P.I. Telecom Argentina appealed this injunction arguing that if one part of the formula cannot be applied, the Price Cap system should be nullified. Finally, Public Emergency Law No. 25,561 explicitly prohibited tariff adjustments, so, at the date of issuance of these consolidated financial statements, the pesification and the freeze of the regulated tariffs are still in force. Additional information is given in Note 11.d – Other claims.

Tax on deposits to and withdrawals from bank accounts (“IDC”) charged to customers

On February 6, 2003, the Ministry of Economy, through Resolution No. 72/03, defined the mechanism to allow, going forward, tariff increases on basic telephony services reflecting the impact of the IDC. The amount of tax charged must be shown separately in customers’ bills. The Company has determined the existence of a remaining unrecovered amount of approximately $23 that arose before the issuance of Resolution No. 72/03, which will be claimed within the tariff renegotiation process (see (j) below).

In April 2007, the Company provided the CNC with supporting documentation on this amount for its audit. The Company had access to documentation of the Regulatory Authority’s audits that corroborates the amounts claimed by the Company and the application of a similar offsetting mechanism pursuant to Resolution No. 41/07. Therefore, as of December 31, 2009 and 2008, the Company recorded as “Other receivable” a total of $23.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

(j) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. C.P.I. These adjustments were not applied since 2000 according to a resolution of the SC.

However, in January 2002, the Argentine Government enacted Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), which provided, among other aspects, for the following:

•	The pesification of tariffs;

•	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

•	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

•	The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

•	The overall impact of tariffs for public services on the economy and income levels;

•	Service quality and investment plans, as contractually agreed;

•	The customers’ interests and access to the services;

•	The security of the systems; and

•	The profitability of the service providers.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on the Company’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. As from that date, the Argentine Government enacted subsequent laws pursuant to which this term was extended through December 31, 2011.

In May 2004, the Company signed a Letter of Understanding (“LOU”) with the Argentine Government pursuant to which the Company committed not to modify the current tariff structure through December 31, 2004 and to continue with the tariff renegotiation process, which the Company expected to have concluded before December 31, 2004. The Company also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices.

Even though the Company fulfilled its commitments under the LOU, the Argentine Government did not make a specific offer related to the renegotiation of the tariffs at the date set in the LOU.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

New Letter of Understanding with the UNIREN

On March 6, 2006, Telecom Argentina signed a new LOU (the “Letter”) with the UNIREN. Upon the fulfillment of the procedures set forth in the rules and regulations presently in effect, the Letter will provide the framework for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones or Minutes of Agreement of the Renegotiation of the Transfer Agreement (the “Minutes of Agreement of the Renegotiation”) approved by Decree No. 2,332/90, as stated in Section 9 of the Public Emergency Law.

The main terms and conditions of the Letter include:

•

The CNC and UNIREN have determined that Telecom Argentina satisfactorily complied with most of the requirements contemplated in the Transfer Agreement and by the regulatory framework. Isolated violations were satisfactorily remedied through fines and/or sanctions. Other matters arising in the normal course of business are still pending resolution, which was originally expected by June 30, 2006 (some of these matters are described below). Despite such expectation, the Regulatory Authority continues to analyze such open issues, the outcome of which will be disclosed when the analysis is completed;

•	Telecom Argentina’s commitments to invest in the technological development and updating of its network;

•	Telecom Argentina’s commitment to the achievement of its long-term service quality goals;

•	The signing parties’ commitment to comply with and maintain the terms set forth in the Transfer Agreement, and in the regulatory framework in effect;

•

The Argentine Government’s commitment to create an appropriate and standardized regulatory framework for telecommunications services and to give Telecom Argentina fair and equivalent treatment to that given to other telecommunications providers that shall take part in the process;

•

Telecom Argentina’s commitment and the commitment of its indirect shareholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.L., to suspend for a period of 210 working days any and all claims, appeals and petitions already filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other country, that are founded in or related to any act or measure taken after the issuance of the Public Emergency Law with respect to the Transfer Agreement and the License. The suspension will take effect after the 30th day from the end of the public hearing convened to deal with the Letter. Once the Minutes of Agreement of the Renegotiation is ratified, any and all claims, appeals and/or proceedings will be disregarded;

•	An adjustment shall be made to increase the termination charge of international incoming calls to a local area to be equivalent to international values, which are at present strongly depreciated;

•	Off-peak telephone hours corresponding to reduced tariffs shall be unified with regards to local calls, long distance domestic and international calls.

On May 18, 2006, the Letter was subject to a public hearing procedure, with the purpose of encouraging the participation of the users and the community in general, taking into consideration that the Letter’s terms and conditions will provide the framework for the signing of the Minutes of Agreement of the Renegotiation. These Minutes of Agreement of Renegotiation shall be in effect once all the requirements stipulated in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Stockholders’ Meeting be held to approve said Minutes. Both Telecom Argentina and its indirect stockholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.L. have timely fulfilled the Agreement’s commitments.

At the date of issuance of these financial statements, the Company continues to await completion of the administrative steps required for the National Executive to submit to the National Congress a proposed Memorandum of Agreement for Renegotiation.

Although there can be no assurance as to the ultimate outcome of these matters, it is the opinion of the Management of the Company that the renegotiation agreement process will be satisfactorily completed.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

(k) “Buy Argentine” Act

In December 2001, the Argentine Government passed Public Law No. 25,551 (“Compre Trabajo Argentino” or the “Buy Argentine” Act) and in August 2002, passed Decree No. 1,600/02 which approved and brought into effect the Compre Trabajo Argentino. The law requires Telecom Argentina to give preference to national goods and services, as defined in Public Laws No. 25,551 and No. 18,875, in any procurement related to the rendering of public telephony services (sect.1 & 2).

Preference must be given so long as the price of such goods is equal to or lesser than the price of a foreign good (including customs duties, taxes and other expenses that are linked to the nationality of goods) increased by 7% (when the Argentine offeror is a small or medium size company) or 5% (when the Argentine offeror is any other company) (sect.3).

Compre Trabajo Argentino also mandates that Telecom Argentina publish any bid for services in the Official Bulletin in order to provide any and all prospective offerors with the information necessary for them to participate. This mandatory publication requires considerable lead-time prior to the issuance of the purchase order and has had the result of extending the period needed to complete certain purchases. Non-compliance with Compre Trabajo Argentino is subject to criminal sanctions.

Public Law No. 18,875 establishes the obligation to exclusively contract services with local companies and professionals, as defined in such law. Any exception must receive the prior approval of the relevant Ministry.

In August 2004, CNC Resolution No. 2,350/04 enacted the “Procedure for the fulfillment of the Buy Argentine Act”, including the obligation for the Company to present half-year affidavits addressing the fulfillment of these rules. Non-compliance with this obligation is subject to administrative sanctions.

This regulation, thus, reduces the operating flexibility of the Company due to the time required to request bids for services and/or to obtain an approval of the relevant authority when necessary, and the higher administrative expenses derived from the obligation to present half-year affidavits.

3. Preparation of financial statements

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), considering the regulations of the CNV, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

In March 2009, the Argentine Federation of Professional Boards of Economic Sciences (the “FACPCE”) approved Technical Resolution (“RT”) 26 “Adoption of International Financial Reporting Standards”, which will be fully effective for companies making public offering of securities (such as the Company) as from January 1, 2011. In June 2009, the FACPCE approved RT27 which provides for amendments to the existing RT for those companies not adopting IFRS. On December 30, 2009, the CNV issued Resolution No. 562/09 adopting RT26 with a few differences related to the companies obliged to adopt IFRS and the date of adoption. FACPCE is revising RT26 in order to align RT26 and CNV Resolution No. 562/09. Additional information is given in Note 16.

(b) Basis of consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control (Personal, Núcleo, Springville, Micro Sistemas and Telecom USA).

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 14 for a description of certain condensed unconsolidated information).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

3. Preparation of financial statements (continued)

(c) Presentation of financial statements in constant Argentine Pesos

As required by the Argentine Government Decree No. 1,269/02 and CNV Resolution No. 415/02, the Company’s consolidated financial statements have been restated in constant Argentine pesos until February 28, 2003, following the method established by RT 6 of the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”).

However, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level restated financial statements. Therefore, CNV Resolution No. 441/03 resolved discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

In October 2003, the CPCECABA resolved to discontinue inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. Changes in wholesale price indices for the periods indicated were as follows:

Periods	% change
January 2002 – February 2003	119.73
January 2002 – September 2003	115.03

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information for the year ended December 31, 2009, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As reported (*) (I)	As restated through September 30, 2003 (**) (II)	Effect (II) – (I)
Total assets	10,633	10,590	(43)
Total liabilities	5,105	5,089	(16)
Noncontrolling interest	92	92	—
Shareholders’ equity	5,436	5,409	(27)

Net income	1,405	1,410	5

(*)	As required by CNV resolution.
(**)	As required by Argentine GAAP.

(d) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Reclassifications

Certain reclassifications of prior year information have been made to conform to the current year presentation.

(f) Statement of cash flows

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

The statement of cash flows has been prepared using the indirect method.

(g) Concentration of credit risk

The Company’s cash equivalents and investments include money market mutual funds placed with various major financial institutions with high credit ratings. The Company’s investment policy limits its credit exposure to any one issuer/obligor.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

3. Preparation of financial statements (continued)

The Company’s customers include numerous corporations. The Company serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Company’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines were 3,991,000 (unaudited) at December 31, 2009, 3,937,000 (unaudited) at December 31, 2008 and 3,849,000 (unaudited) at December 31, 2007 and wireless customer lines, excluding prepaid lines and Internet subscribers (Argentina and Paraguay combined) were 4,613,000 (unaudited) at December 31, 2009, 4,425,000 (unaudited) at December 31, 2008 and 3,767,000 (unaudited) at December 31, 2007.

The Company provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(h) Earnings per share

The Company computes net income per common share by dividing net income for the year by the weighted average number of common shares outstanding.

4. Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Company’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Company. The Company’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, financial statements of foreign entities are translated using year-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as “Foreign currency translation adjustments”, a separate caption in the equity section.

(b) Revenue recognition

The Company’s principal sources of revenues by reportable segments are:

Voice, data and Internet services

•	Fixed telephone services:

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and monthly fees for additional services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue” in accounts payable.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all periods presented. Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Reconnection revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Company from other local service providers and long-distance carriers for calls that are originated on their networks and transit and/or terminate on the Company’s network. Revenue is recognized as services are provided.

The revenues and related expenses associated with the sale of equipment are recognized when the products are delivered and accepted by the customers.

•	International long-distance services:

The Company provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Company and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

•	Data transmission and Internet services:

Data and Internet revenues mainly consist of fixed monthly fees received from residential and corporate customers for data transmission (including private networks, dedicated lines, broadcasting signal transport and videoconferencing services) and Internet connectivity services (dial-up and broadband). These revenues are recognized as services are rendered.

Revenues from the sale of modems and the related sale expenses (which are generally higher than the connection fees charged to customers) are recognized when the products are delivered and accepted by the customers.

Wireless telecommunication services

The Company provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of monthly basic fees, airtime usage charges, roaming, charges for termination of calls coming from other cellular operators (“TLRD”), calling party pays charges (“CPP”) and additional charges for value-added services, including call waiting, call forwarding, three-way calling, voicemail, short message systems (“SMS”), and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable.

Equipment sales consist principally of revenues from the sale of wireless handsets to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets, which are generally higher than the prices paid by the customers, are recognized when the products are delivered and accepted by them.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

(c) Foreign currency transaction gains/losses

Foreign currency transaction gains and losses are included in the determination of net income or loss.

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs to fixed assets accordingly.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income as from July 28, 2003.

The net carrying value of these capitalized costs was $57 as of December 31, 2009 and $67 as of December 31, 2008, both in the Voice, data and Internet segment.

(d) Cash and banks

Cash and banks are stated at face value.

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement. This method is also called the “amortized cost” method and is equivalent to the face value of the receivables/payables plus the accrued interest less the collections/payments made at year-end.

As mentioned in Note 3.g, the Company provides for losses relating to doubtful accounts based on management’s evaluation of various factors.

(f) Other receivables and payables in currency not included in (e) and (g)

Other non-current receivables and non-current payables not included in (e) above and (g) below, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at year-end.

Other current receivables and current payables are stated at face value.

(g) Deferred tax assets and liabilities and credits on minimum presumed income tax

Deferred tax assets and liabilities and minimum presumed income tax credits are stated at face value.

Since 2002, the Telecom Group, following the guidelines of the FACPCE, has treated the differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes as temporary differences. Additional information on the impact of this treatment in the Company’s financial position is given in Note 10.

(h) Investments

Time deposits are valued at their cost plus accrued interest at year-end.

The Company has investments in certain government bonds. The Company has classified these securities as held-to-maturity as management has the intent and ability to hold those securities to maturity.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statements of income.

The 2003 Telecommunications Fund is recorded at the lower of cost or net realizable value.

(i) Inventories, net

Inventories are stated at replacement cost, which does not exceed the net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the Management of Personal and Núcleo decide to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the companies’ overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

(j) Other assets, net

Fixed assets held for sale are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category. All amounts have been restated for inflation as mentioned in Note 3.c. which does not exceed the estimated realizable value of such assets. Where necessary, a provision was made for the adjustment of the restated cost at realizable value.

(k) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost less accumulated depreciation. All amounts have been restated for inflation as mentioned in Note 3.c.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

As of the date of these financial statements, the Company has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 14.7% of the total transferred buildings, representing $10 of net carrying value as of December 31, 2009. Nevertheless, the Company is in complete possession of these fixed assets and operates them normally.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to its fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statements of income.

Until the date of cancellation of its financial debt (see Note 8.2), the Company has capitalized interest on long-term construction projects. Additional information is given in Note 5.n.

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, based on the rates specified below (additional information is given in Note 12):

Asset	Estimated useful life (years)
Buildings received from ENTel	35
Buildings	50
Tower and pole	15
Transmission equipment	3-20
Wireless network access	5-10
Switching equipment	5-13
Power equipment	7-15
External wiring	10-20
Computer equipment	3-5
Telephony equipment and instruments	5-10
Installations	3-10

The Company is subject to asset retirement obligations (“ARO”) associated with its cell and switch site operating leases. The Company, in most cases, has the right to renew the initial lease term. Accordingly, the Company records a liability for an ARO. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, an entity should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows. Changes resulting from revisions in the timing or amount of estimated cash flows should be recognized as increases or decreases in the carrying amount of the ARO and the associated capitalized retirement cost. Increases in the ARO as a result of upward revisions in undiscounted cash flow estimates should be considered new obligations and initially measured using current credit-adjusted risk-free interest rates. Any decreases in the ARO as a result of downward revisions in cash flow estimates should be treated as modifications of an existing ARO, and should be measured at the historical interest rate used to measure the initial ARO.

Fixed assets as a whole does not exceed the estimated realizable value (See 4.m below).

(l) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation as mentioned in Note 3.c.

Intangible assets comprise the following:

•	Software obtained or developed for internal use

The Company has capitalized certain costs associated with the development of computer software for internal use. These costs are being amortized on a straight-line basis over a period ranging between 5 years and 7.5 years.

•	Debt issue costs

Expenses incurred in connection with the issuance of debt are deferred and are being amortized under the interest method over the life of the related issuances.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

•	PCS license

The Company adopted RT 17, “Overall considerations for the preparation of financial statements”, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Impairment testing of these assets is now required. The Company identified Personal’s PCS licenses as indefinite life intangibles.

•	PCS and Band B of Paraguay licenses

Núcleo’s PCS and Band B licenses were amortized under the straight-line method over 10 years through fiscal year 2007. Renovation costs are being amortized in 5 years.

•	Rights of use

The Company purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Acquisition costs are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

•	Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Company’s services and products. Amounts capitalized are being amortized over the life of the agreements, which range from fiscal year 2009 to fiscal year 2028.

•	Customer relationships

Acquired in the purchase of shares of Cubecorp, it is amortized over the terms of permanence of the customers which was estimated in 15 years.

Intangible assets as a whole does not exceed the estimated realizable value (See 4.m below).

(m) Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The devaluation of the Argentine peso, which occurred in January 2002, and the “pesification” of Telecom Argentina’s tariffs materially affected the Company’s financial position and results of operations, and changed the rules under which the Company operated. However, as indicated in Note 2.j., Law No. 25,561 authorized the Argentine Government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

In this regard, the Company has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each operating segment. In the preparation of such estimates and in connection with the fixed-line business, the Company has considered different scenarios, some of which contemplate the modification of the current level of Telecom Argentina’s regulated tariffs which would enable Telecom Argentina to finance the technological renovation of its fixed-line network in the next years.

Based on the foregoing, the Company considered an impairment charge not to be necessary for its long-lived assets.

(n) Capital leases

Fixed asset acquisitions financed by leases are recorded at the estimated price which would have been paid on a cash basis, with the unpaid amount discounted using the internal rate of return at the moment of the initial measurement (including the purchase price option), recorded as a liability.

At December 31, 2009 the Company has cancelled all its capital leases and in January 2010 has exercised the purchase price options in the amount of $0.1. A summary by major class of fixed assets covered by capital leases at December 31, 2009 is as follows:

	Book value	Lease terms	Amortization period
Computer equipment	19	3 years	5 years
Accumulated depreciation	(10)

Net value	9

(o) Severance indemnities

Severance payments made to employees are expensed as incurred.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

(p) Taxes payable

•	Income taxes

As per Argentinean Tax Law, the provisions for income taxes have been computed on a separate return basis (i.e., the Company does not prepare a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the tax laws of the countries in which they respectively operate. The Company records income taxes using the method required by RT 17.

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all years presented.

Cash dividends received from a foreign subsidiary are computed on the statutory income tax rate. As per Argentinean Tax Law, income taxes paid abroad may be recognized as tax credits.

The statutory income tax rate in Paraguay was 10% for all years presented. As per Paraguayan Tax Law, dividends paid are computed with an additional income tax rate of 5%. Additionally, when dividends are paid to foreign shareholders, there is an additional income tax rate of 15%, which is deducted from the amounts paid to the shareholders.

•	Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

For the year ended December 31, 2009, Telecom has estimated a provision for income taxes.

•	Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.0% for the years ended December 31, 2009, 2008 and 2007.

(q) Other liabilities

•	Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Company does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to the salary of one month for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as required by RT 23. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement.

The following tables summarize benefit costs for the years ended December 31, 2009, 2008 and 2007, as well as the benefit obligations associated with postretirement benefit plans as of December 31, 2009 and 2008:

	As of December 31,
	2009	2008
Accumulated benefit obligation	$6	$5
Effect of future compensation increases	5	4

Projected benefit obligation	$11	$9

	Years ended December 31,
	2009	2008	2007
Service cost	$1	$1	$1
Interest cost	3	3	3

Total benefit cost	$4	$4	$4

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

The actuarial assumptions used are based on market interest rates, past experience and management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are as follows:

	2009	2008	2007
Discount rate (1)	10.3-12.3%	10.5%	10.5%
Projected increase rate in compensation (2)	12.6-16.7%	10-16%	10.5-14%

(1)	Represents estimates of real rate of interest rather than nominal rate in $.
(2)	In line with an estimated inflationary environment for the next three fiscal years.

•	Deferred revenue on sale of capacity

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided.

•	Court fee

Under the out-of-court restructuring agreement (“Acuerdo Preventivo Extrajudicial” or APE), the Company was subject to a court fee of 0.25% levied on the total amount finally approved as restructured by the court. The fee is paid in up to one hundred and ten monthly installments with an annual interest rate of 6% through September 2014.

•	Legal fee

Pursuant to Law No. 26,476 – Tax Regularization Regime (“Régimen de Regularización Impositiva Ley Nº 26,476”—see Note 11.d.2 -), the Company is subject to a legal fee which shall be paid in twelve monthly consecutive installments without interest as from final judgment.

(r) Exchange of debt instruments

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. This criterion was used by Telecom Argentina to account for its respective debt restructuring which was finished in August 2005 and fully cancelled on October 15, 2009 as described in Note 8.

The new debt was initially recorded at fair value. Fair value was determined as the present value of the future cash flows to be paid under the terms of the new debt instruments discounted at a rate commensurate with the risks of the debt instrument and time value of money at the time of the debt restructuring (August 2005). Based on the opinion of an external financial expert, the estimated payments of the restructured debt have been discounted to its present value (at each measurement date) using the August 31, 2005 discount rate of (i) 10.5% for the dollar nominated notes; (ii) 9.2% for the euro nominated notes and (iii) 7.3% for the Japanese yen nominated notes (all tax-free rates for the noteholders, as applicable).

(s) Litigation

The Company, in the ordinary course of business, is subject to various legal proceedings. The reserve for contingencies was established considering the potential outcome of these matters and the legal counsel’s opinion.

(t) Derivatives to hedge the Company’s exposure to foreign currency and/or interest rate fluctuations

The Company has adopted the Caption No. 2 of RT 18 issued by the FACPCE, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, whether designated in a hedging relationship or not.

Changes in the fair value of effective cash flow hedges are recognized as a separate component of Shareholders’ equity of the balance sheet (in the item line “Foreign currency translation adjustments”) and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

Derivatives not designated or qualifying as a hedging instrument or ineffective derivatives are adjusted to fair value through earnings, being recorded in the item line “Gain (loss) on derivatives” of the statement of income’s caption “Financial results, net”.

These instruments were negotiated with institutions and corporations with significant financial capacity; therefore, the Company considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

The Company does not enter into derivative contracts for speculative purposes.

As part of its hedging policy, the Telecom Group has entered into the following derivatives:

1. Foreign currency swap contracts related to Notes

During fiscal year 2005, the Company entered into foreign exchange currency swap contracts to hedge its exposure to the Euro and Japanese yen-denominated Notes fluctuations with respect to the US dollar. Considering that the Company’s cash flows generation is in Argentine pesos and the terms of the swap do not perfectly match the terms of the Euro and Japanese yen-denominated obligations, these hedges were regarded as ineffective. These swap agreements expired in October 2008.

2. Non-Deliverable Forward (“NDF”) contracts to purchase foreign currency and other derivatives

Between October 2008 and January 2009, the Company entered into several contracts to purchase a total amount of US$ 108.5 million and Yen 5,120 million, to hedge its exposure to foreign currency fluctuations with respect to its Notes. Additionally, in January 2009, the Company entered into a derivative contract (an Euro “Zero Cost Collar”) as supplementary of those contracts, to hedge its exposure to foreign currency fluctuations with respect to the Euro-denominated Notes. These contracts have expired in April 2009 and were regarded as ineffective.

The Company also entered into several NDF contracts amounting to US$185 million in order to hedge its exposure to US dollar fluctuations with respect to its Notes, which were liquidated in October 2009 jointly with Telecom’s Notes. The Company designated these NDF contracts as ineffective cash flow hedges. For the year ended December 31, 2009, the changes in the fair value of these hedges were recognized as a loss in the financial results as “Gain (loss) on derivatives” in an amount of $39.

Personal entered into several NDF contracts amounting to US$159 million in order to hedge its exposure to US dollar fluctuations with respect to its Notes, which were liquidated during fiscal year 2009. Personal designated these NDF contracts as ineffective cash flow hedges. For the year ended December 31, 2009, the changes in the fair value of these hedges were recognized as a loss in the financial results as “Gain (loss) on derivatives” in an amount of $42.

3. NDF contracts to purchase foreign currency for Notes and accounts payable

Personal entered into several contracts to purchase foreign currency which main characteristics at December 31, 2009, are the following:

a) For Notes

	Currency	Amount (in million)	Average exchange rate		Date	Expiring date	Book value at December 31, 2009 assets (liabilities)
Personal	US$	25.2	4.384 $	/US$	August/December 2009	June 2010 – December 2010	(3)
	US$	90.0	4.344 $	/US$	December 2009	December 2010	1

		115.2					(*) (2)

(*)	Includes $1 in Other current receivables and $(3) in Current debt (which corresponds to related parties, see Note 7.e).

When entering into these NDF contracts, the management objective was to reduce its exposure to foreign currency fluctuations and denominate its Notes in Argentine peso. Consequently, as the main terms of the NDF were substantially similar to the terms of the foreign currency-denominated obligations, these hedges were regarded as effective. For the year ended December 31, 2009, the changes in the fair value of these hedges were recognized as a loss in the financial results as “Gain (loss) on derivatives” in an amount of $2.

During January 2010, and continuing with its Notes’ hedging policy, Personal entered into several NDF contracts amounting to US$72 million in order to hedge its exposure to US dollar fluctuations with respect to its Notes, maturing December 2010. Personal designated these NDF contracts as effective cash flow hedges.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

b) For accounts payable

During fiscal year 2009, Personal entered into several NDF contracts amounting to US$23.5 million, maturing between September 2009 and August 2010, in order to hedge its exposure to US dollar fluctuations related to accounts payable.

However, as the terms of the NDF do not perfectly match the terms of the foreign currency-denominated obligations, these hedges were regarded as ineffective. Therefore, the changes in the fair value of these NDF until the cancellation date and the subsequent changes were recognized as a gain (loss) in the item line “Financial results, net”. At December 31, 2009, US$8.5 million are outstanding, maturing July and August 2010.

For the year ended December 31, 2009, the changes in the fair value of these hedges were recognized as a loss in the financial results as “Gain (loss) on derivatives” in an amount of $6 with counterpart in the item line “Accounts payable”.

During January 2010, Personal entered into several NDF contracts amounting to US$30.2 million (maturing January through December 2010), in order to hedge its exposure to US dollar fluctuations related to accounts payable. The Company designated these NDF contracts as effective cash flow hedges.

(u) Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(v) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2009, 2008 and 2007 are shown in Note 17.h. under the caption “Advertising”.

(w) Results from discontinued operations

Under Argentine GAAP, the sale of the former subsidiary Publicom, approved by the Company’s Board of Directors in March 2007, shall be accounted for as “Discontinued operation” in accordance with the guidelines of RT 9, that considers that an entity’s component is discontinued if: i) it has been sold at the date of issuance of the financial statements; ii) it constitutes a separate line of business and iii) it is identified either as operating purposes or financial reporting purposes.

By this means, the Company has consolidated Publicom as of the disposal date identifying the results of operations in a separate line “Income from discontinued operations” of the consolidated statements of income. Therefore, the Company has separated the cash and cash equivalents provided by investing activities from discontinued operations in the consolidated statements of cash flows.

5. Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of December 31, 2009	As of December 31, 2008
Cash	$12	$9
Banks	50	27

	$62	$36

(b) Investments

Investments consist of the following:

	As of December 31, 2009	As of December 31, 2008
Current
Time deposits (Note 17.d)	$1,075	$718
Mutual funds (Note 17.c)	120	144
Related parties (Note 7.e)	32	4
Government bonds (Note 17.c)	—	223

	$1,227	$1,089

Non current
Related parties (Note 7.e)	$—	$6
2003 Telecommunications Fund	1	1

	$1	$7

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5. Breakdown of the main accounts (continued)

(c) Accounts receivable

Accounts receivable consist of the following:

	As of December 31, 2009	As of December 31, 2008
Current
Voice, data and Internet	$621	$538
Wireless (i)	676	602
Wireless – related parties (Note 7.e)	10	5

Subtotal	1,307	1,145
Allowance for doubtful accounts (Note 17.e)	(144)	(136)

	$1,163	$1,009

Non current
Voice, data and Internet	$—	$1
Allowance for doubtful accounts (Note 17.e)	—	(1)

	$—	$—

(i)	Includes $19 as of December 31, 2009 and $20 as of December 31, 2008 corresponding to Núcleo’s receivables.

(d) Other receivables

Other receivables consist of the following:

	As of December 31, 2009	As of December 31, 2008
Current
Prepaid expenses	$80	$65
SU credits (Note 2.d)	66	36
Tax credits	60	48
Restricted funds	10	9
Credit on SC Resolution No. 41/07 and IDC (Note 2.g and i)	4	11
Derivatives (Note 4.t)	1	22
Other	36	41

Subtotal	257	232
Regulatory contingencies (Notes 2 g and i and 17.e)	(4)	(11)
Allowance for doubtful accounts (Note 17.e)	(12)	(12)

	$241	$209

Non current
Credit on SC Resolution No. 41/07 and IDC (Note 2.g and i)	$87	$93
Restricted funds	24	15
Other tax credits	21	17
Prepaid expenses	19	21
Credit on minimum presumed income tax	7	20
Other	12	13

Subtotal	170	179
Regulatory contingencies (Notes 2 g and i and 17.e)	(75)	(75)
Allowance for doubtful accounts (Note 17.e)	(21)	(17)

	$74	$87

(e) Inventories

Inventories consist of the following:

	As of December 31, 2009	As of December 31, 2008
Wireless handsets and equipment (Note 17.f)	$264	$267
Allowance for obsolescence (Note 17.e)	(21)	(16)

	$243	$251

(f) Other assets

Other assets consist of the following:

	As of December 31, 2009	As of December 31, 2008
Current
Fixed assets held for sale	$8	$7
Allowance for other assets (Note 17.e)	(1)	(1)

	$7	$6

Non current
Fixed assets held for sale	$6	$6
Allowance for other assets (Note 17.e)	(3)	(3)

	$3	$3

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5. Breakdown of the main accounts (continued)

(g) Fixed assets

Fixed assets consist of the following:

	As of December 31, 2009	As of December 31, 2008
Non current
Net carrying value (Note 17.a)	$6,864	$6,207
Write-off of materials (Note 17.e)	(25)	(19)

	$6,839	$6,188

(h) Accounts payable

Accounts payable consist of the following:

	As of December 31, 2009	As of December 31, 2008
Current
Fixed assets suppliers	$1,053	$773
Other assets and services suppliers	690	607
Inventories suppliers	246	157

Subtotal	1,989	1,537
Deferred revenues	135	134
Agent commissions	45	21
Related parties (Note 7.e)	32	62
SU reimbursement (Note 2.d)	11	15

	$2,212	$1,769

Non current
Fixed assets suppliers – Related parties (Note 7.e)	$24	$27

(i) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of December 31, 2009	As of December 31, 2008
Current
Vacation, bonuses and social security payable	$264	$193
Termination benefits	36	44

	$300	$237

Non current
Termination benefits	$82	$83

(j) Taxes payable

Taxes payable consist of the following:

	As of December 31, 2009	As of December 31, 2008
Current
Income tax, net (Note 10)	$431	$290
Tax on SU (Note 2.d)	155	122
Internal taxes	43	25
VAT, net	33	67
Turnover tax	25	47
Regulatory fees	24	22
Municipal taxes	12	8
Other	46	45

	$769	$626

Non current (Note 10)
Deferred tax liabilities	$199	$224
Law No. 26,476 Tax Regularization Regime	13	—

	$212	$224

(k) Other liabilities

Other liabilities consist of the following:

	As of December 31, 2009	As of December 31, 2008
Current
Guarantees received	$16	$16
Deferred revenue on sale of capacity and related services	12	10
Customer loyalty programs	5	5
Court fee	3	3
Other	16	12

	$52	$46

Non current
Deferred revenue on sale of capacity and related services	$112	$86
Asset retirement obligations	44	37
Retirement benefits	11	9
Legal fee (Note 11.d.2)	11	—
Court fee	7	11
Customer loyalty programs	1	2
Other	—	1

	$186	$146

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5. Breakdown of the main accounts (continued)

(l) Net sales

Net sales consist of the following:

	Years ended December 31,
	2009	2008	2007
Voice	$2,825	$2,701	$2,601
Internet	1,058	735	528
Data	274	217	173

Voice, data and Internet	4,157	3,653	3,302

Prepaid and post-paid	2,754	2,362	1,988
Roaming, TLRD and CPP	1,633	1,645	1,412
Value added services	2,331	1,736	1,264
Sale of handsets	796	712	583
Other	114	110	92

Wireless in Argentina	7,628	6,565	5,339

Prepaid and post-paid	200	184	242
Roaming, TLRD and CPP	61	78	102
Value added services	139	95	62
Sale of handsets	6	8	7
Internet	19	13	5
Other	16	12	15

Wireless in Paraguay	441	390	433

Total net sales	$12,226	$10,608	$9,074

(m) Gain on equity investees

Gain on equity investees consist of the following:

	Years ended December 31,
	2009	2008	2007
Foreign currency translation adjustment realized on capital reimbursement of Núcleo	$13	$—	$—

(n) Financial results, net

Financial results, net consist of the following:

	Years ended December 31,
	2009	2008	2007
Generated by assets
Interest income	$125	$89	$95
Related parties (Note 7.e)	5	1	1
Foreign currency exchange gain	103	104	26
Holding (gain) loss on inventories (Note 17.f)	(7)	2	(59)
Other	—	3	(1)

Total generated by assets	$226	$199	$62

Generated by liabilities
Interest expense	$(173)	$(203)	$(294)
Less capitalized interest on fixed assets	15	20	23
Gain (loss) on discounting of debt and other liabilities	12	(53)	(84)
Foreign currency exchange loss	(310)	(233)	(293)
Gain (loss) on derivatives	(94)	(29)	141
Loss on derivatives – related parties (Note 7.e)	(9)	—	—
Gain (loss) on purchase of Notes	(2)	34	—
Other	6	—	4

Total generated by liabilities	$(555)	$(464)	$(503)

	$(329)	$(265)	$(441)

(o) Other expenses, net

Other expenses, net consist of the following:

	Years ended December 31,
	2009	2008	2007
Net reversal of provisions related to Law No. 26,476 Tax Regularization Regime (Note 11.d.2)	$36	$—	$—
Provision for contingencies (Note 17.e)	(158)	(100)	(79)
Severance payments and termination benefits	(73)	(144)	(84)
Allowance for obsolescence of inventories (Note 17.e)	(25)	(12)	(7)
Allowance for doubtful accounts and other assets	(4)	(6)	(4)
Provision for regulatory contingencies (Note 17.e)	(6)	(12)	(42)
Allowance for obsolescence of materials (Note 17.e)	(16)	(11)	—
Gain on sale of fixed assets and other assets	13	9	19
Gain on SC Resolution No. 41/07 and IDC (Note 2.g and i)	—	—	92
Other, net	4	8	7

	$(229)	$(268)	$(98)

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

6. Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows:

	As of December 31,
	2009	2008	2007	2006
Cash and banks	$62	$36	$45	$30
Current investments	1,227	1,089	947	631

Total as per balance sheet	$1,289	$1,125	$992	$661
Less:
Items not considered cash and cash equivalents
Related parties	(16)	—	—	—
Time deposits with maturities of more than three months	—	—	(534)	—
Government bonds	—	(223)	—	—

Total cash and cash equivalents as shown in the statement of cash flows	$1,273	$902	$458	$661

The cash flows provided by operating activities (originated in financial transactions) are as follows:

	Years ended December 31,
	2009	2008	2007
Foreign currency exchange gain on cash and cash equivalents	$61	$70	$17
Interest income generated by current investments	76	44	52
Interest income generated by accounts receivable	49	46	42
Interest income generated by related parties	3	—	—
Collection (payment) on swap settlement	(84)	170	12

Subtotal (originated in financial transactions)	105	330	123
Income tax paid	(630)	(182)	(47)
Other cash flows provided by operating activities	3,813	3,171	2,870

Total cash flows provided by operating activities	$3,288	$3,319	$2,946

Income taxes eliminated from operating activities components:

	Years ended December 31,
	2009	2008	2007
Reversal of income tax included in the statement of income	$797	$535	$292
Income taxes paid (includes payments in advance)	(630)	(182)	(47)

Total income taxes eliminated from operating activities	$167	$353	$245

Changes in assets/liabilities components:

	Years ended December 31,
	2009	2008	2007
Increase in assets
Investments not considered as cash or cash equivalents	$(33)	$(23)	$(2)
Trade accounts receivable	(281)	(175)	(221)
Other receivables	(38)	(188)	(92)
Inventories	(38)	(107)	(51)
Other assets	(1)	(1)	—

	$(391)	$(494)	$(366)

Net (decrease) increase in liabilities
Accounts payable	$131	$52	$(22)
Salaries and social benefits payable	63	112	44
Taxes payable	(17)	194	44
Other liabilities	25	8	9
Contingencies	(16)	(38)	(50)

	$186	$328	$25

•	Main non-cash operating transactions:

	Years ended December 31,
	2009	2008	2007
Credit on minimum presumed income tax offset with income taxes	$7	$285	$162
Derivatives	8	200	129
Credit on income tax from cash dividends paid by foreign companies	—	5	7
Legal fee from Tax Regularization Regime	14	—	—
Foreign currency translation adjustments in assets	92	47	56
Foreign currency translation adjustments in liabilities	36	8	30

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

6. Supplementary cash flow information (continued)

•	Most significant investing activities:

Fixed assets acquisitions include:

	Years ended December 31,
	2009	2008	2007
Acquisition of fixed assets (Note 17.a)	$(1,801)	$(1,656)	$(1,416)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(652)	(626)	(445)
Less:
Acquisition of fixed assets through incurrence of accounts payable	945	703	623
Capitalized interest on fixed assets	15	20	23
Wireless handsets lent to customers at no cost (i)	16	3	5
Asset retirement obligations	3	10	2

	$(1,474)	$(1,546)	$(1,208)

(i)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Years ended December 31,
	2009	2008	2007
Acquisition of intangible assets (Note 17.b)	$(23)	$(41)	$(27)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(7)	(5)	(14)
Less:
Acquisition of intangible assets through incurrence of accounts payable	13	31	6

	$(17)	$(15)	$(35)

Equity investee acquisitions include:

	Years ended December 31,
	2009	2008	2007
Cash paid for the acquisition of the shares of Cubecorp	$—	$(98)	$—
Cash and cash equivalents included in the acquisition of Cubecorp	—	1	—

	$—	$(97)	$—

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Years ended December 31,
	2009	2008	2007
Collection of (investment in) time deposits with maturities of more than three months	$—	$534	$(532)
Loan to Nortel	(8)	(5)	(1)
Collection (acquisition) of Government bonds	253	(200)	—

Total cash flows from investments not considered as cash equivalents	$245	$329	$(533)

•	Financing activities components:

	Years ended December 31,
	2009	2008	2007
Bank overdrafts	$218	$16	$—
Debt proceeds	143	75	45
Payment of Notes	(1,409)	(1,119)	(932)
Purchase of Notes	(108)	(237)	—
Payment of bank overdrafts	(218)	(16)	—
Payment of bank loans	(117)	(72)	(358)
Payment of interest on Notes	(149)	(180)	(264)
Payment of interest on bank loans	(13)	(5)	(29)
Payment of interest on bank overdrafts	(6)	—	—
Payment of capital reimbursement of Núcleo	(8)	—	—
Cash dividends paid	(19)	(20)	(38)

Total financing activities components	$(1,686)	$(1,558)	(1,576)

During the second quarter of 2007 ,the Company collected $182 corresponding to the sale of the equity investee in Publicom, separated as cash flow from investing activities from discontinued operations.

7. Related party transactions

(a) Controlling group

As of December 31, 2009, Nortel is the controlling shareholder of Telecom Argentina. Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares of Telecom Argentina, representing 54.74% of the total common stock of Telecom Argentina.

Nortel’s ordinary shares (67.79% of the capital stock) are owned by Sofora Telecomunicaciones S.A. (“Sofora”). As of December 31, 2009, Sofora’ s shares are owned by the Telecom Italia Group (50%) and by W de Argentina – Inversiones S.L. (50%).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7. Related party transactions (continued)

In connection with these transactions, a Shareholders’ Agreement between W de Argentina - Inversiones S.L., Telecom Italia S.p.A. and Telecom Italia International N.V. for the joint management of Sofora, Nortel, Telecom and its subsidiaries was executed.

The Telecom Italia Group is the operator of Telecom Argentina.

(b) Call options acquired by Telecom Italia International N.V.

In September 2003, Telecom Italia International N.V. acquired, for an aggregate purchase price of US$60 million, two call options on W de Argentina – Inversiones S.L.’ entire interest in Sofora (jointly, “the Telecom Italia International N.V. Options”). The Telecom Italia International N.V. Options are: (i) a call option for the purchase of 48% of Sofora’s share capital, which can be exercised since December 31, 2008, and (ii) a call option on 2% of Sofora’s share capital, which can be exercised between December 31, 2008 and December 31, 2013.

According to SC Note No. 1,004/08, dated June 26, 2008 and to SC Note No. 2,573/08, dated December 30, 2008, the exercise of the Telecom Italia International N.V. Options is subject to the prior approval of the SC.

Additionally, the Argentine Antitrust Commission (or the “CNDC”) Resolution No. 123/08 resolved that until the CNDC issues its decision in the matter of Telecom Italia International N.V. Options, as provided by Law No. 25,156, the Telecom Italia Group companies “must refrain from exercising, assigning, transferring or taking any other action with respect to those purchase options”.

The Telecom Italia Group filed an appeal against CNDC Resolution No. 123/08. On January 28, 2009, the CNDC, through Resolution No. 6/09, rejected the appeal on the grounds that the parties did not lose their rights, because CNDC Resolution No. 123/08 only “implies a suspension of the terms provided in the Options purchase contract until the Regulatory Authority mentioned in Law No. 25.156” issues a decision regarding the Transaction, as mentioned in d) below. Given the rejection of the appeal, Telecom Italia Group filed a complaint with the Second National Court of Appeals for Federal Civil and Commercial Matters (“the CNACCF”), requesting its review. The CNACCF declared itself competent to review the appeal, granted the appeal and served the National Government with notice of said appeal. A decision regarding said appeal is currently pending.

On March 26, 2009, the First National Court of Appeals for Federal Administrative Litigious Matters issued a precautionary measure declaring the suspension of the exercise of Telecom Italia International N.V.’s rights set forth in the purchase option contract, upon request of the company Grupo Dracma S.A., presided by Mr. Adrián Werthein, and W de Argentina- Inversiones S.L. This suspension will be effective until the SC renders a final decision regarding the validity of the legal effects in Argentina of the Transaction described in d) below, or, alternatively, when a final decision is rendered regarding the underlying matter for which the precautionary measure was issued, whichever occurs first. Telecom Italia International N.V. filed a special federal appeal against said precautionary measure, and upon its rejection, filed an appeal with Argentina’s Supreme Court of Justice. The matter is still pending before Argentina’s Supreme Court of Justice.

Telecom Argentina has been informed that W de Argentina – Inversiones S.L. filed a complaint against Telecom Italia International N.V., before the National Commercial Court of First Instance N° 8, Secretariat N° 15 of the City of Buenos Aires, with the purpose of obtaining a decree of nullity on the Telecom Italia International N.V. Options. During said proceedings, the intervening judge ordered entry of the complaint in Sofora’s stock ledger, pursuant to the terms of section 229 of the National Civil and Commercial Code of Procedure. As of the date of issuance of these consolidated financial statements, resolution of the complaint is still pending.

With respect to Resolutions No. 483/2009 and No. 3/2010 issued by the Secretary of Internal Commerce (“SCI”) and the precautionary measure issued on August 31, 2009, by the First Instance Federal Court in Contentious Administrative Matters No. 6 dated August 31, 2009, in favor of Telecom Italia International N.V. regarding the Telecom Italia International N.V. Options, it is noted the following: (i) the administrative resolutions have been repealed; and (ii) the above-mentioned precautionary measure has been affirmed by the National Federal Court of Appeals in Contentious Administrative Federal Matters, Chamber III. A special federal appeal has been filed against this decision. At the time of issuance of these financial statements, the special federal appeal remains under review.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7. Related party transactions (continued)

(c) Related parties

Related parties (as described in FACPCE RT 21) are those legal entities or individuals which are related to the indirect shareholders of the Company.

(d) Changes in the equity stocks of the indirect shareholders of Telecom Italia

On October 25, 2007, a consortium made up of Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A., Mediobanca S.p.A., Sintonia S.A. (Benetton) and Telefonica, S.A. (of Spain) bought Olimpia S.p.A.’s entire stock through the Italian company Telco S.p.A., which held approximately 23.6% of Telecom Italia S.p.A.’s voting shares (the “Transaction”)”. In accordance with the last public statement available (Telecom Italia S.p.A.’s financial statements as of September 30, 2009), Telco S.p.A. currently owns approximately 22.4% of Telecom Italia S.p.A.’s voting shares.

After the Transaction, since October 2007, Pirelli & C. S.p.A., its controlled subsidiaries and its related parties have ceased to be related parties of Telecom and its subsidiaries.

The Transaction has generated different opinions with respect to its impact on Argentina’s telecommunications market in light of the Law for Defense of the Competition (Ley de Defensa de la Competencia or “LDC”) and the existing regulatory framework.

Consequently, the Transaction required the intervention of various administrative bodies whose decisions have been subject to various presentations and complaints before administrative and judicial courts. Consequently, as of the date of issuance of these consolidated financial statements, those decisions are still pending.

Additional information on the Transaction and its consequences can be reviewed at www.cnv.gov.ar (section “Autopista de Información Financiera”) and at www.sec.gov.

(e) Balances and transactions with related parties

The Company has transactions in the normal course of business with certain related parties. For the years presented, the Company has not conducted any transactions with executive officers and/or persons related to them. Those balances and transactions are less than $1; therefore they are not shown due to rounding.

The following is a summary of the balances and transactions with related parties as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007:

	As of December 31, 2009	As of December 31, 2008
Investments
Nortel (Note 17.d)	$16	$—
Standard Bank S.A. (Note 17.c) (a)	16	4

	$32	$4

Accounts receivable
TIM Celular S.A. (b)	$3	$2
Telecom Italia S.p.A. (b)	2	3
Standard Bank S.A. (a)	5	$—

	$10	$5

Non-current investments
Nortel (Note 17.d)	$—	$6

	$—	$6

Current accounts payable:

Telecom Italia Sparkle S.p.A. (b)	$18	$12
Latin American Nautilus USA Inc. (b)	5	1
Telecom Italia S.p.A. (b)	3	2
Latin American Nautilus Argentina S.A. (b)	2	4
Etec S.A. (b)	2	1
Latin American Nautilus Ltd. (b)	—	3
TIM Celular S.A. (b)	—	1
Italtel Argentina S.A. (b) (c)	—	37
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	2	1

	$32	$62

Current debt
Standard Bank S.A. (a)	$3	$—

	$3	$—

Non-current accounts payable:
Telecom Italia Sparkle S.p.A. (b)	$22	$24
Latin American Nautilus Argentina S.A. (b)	2	2
Latin American Nautilus USA Inc. (b)	—	1

	$24	$27

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7. Related party transactions (continued)

		Years ended December 31,
	Transaction description	2009	2008	2007
Services rendered:
TIM Celular S.A. (b)	Roaming	$12	$14	$12
Telecom Italia Sparkle S.p.A. (b)	International inbound calls	9	7	6
Telecom Italia S.p.A. (b)	Roaming	7	6	7
Latin American Nautilus Argentina S.A. (b)	International inbound calls	1	1	2
Entel S.A. (Bolivia) (b) (d)	International inbound calls	—	—	3
Caja de Seguros S.A. (a)	Others	2	—	—
Standard Bank (a)	Usage of fixed telephony	9	5	5
Standard Bank (a)	Interest	3	—	1
Standard Bank (a)	Loss on derivatives	(9)	—	—
Nortel S.A	Interest	2	1	—

Total services rendered		$36	$34	$36

Services received:
Telecom Italia Sparkle S.p.A. (b)	International outbound calls and data	$(75)	$(41)	$(17)
Telecom Italia S.p.A. (b)	Fees for services and roaming	(27)	(14)	(28)
TIM Celular S.A. (b)	Roaming and Maintenance, materials and supplies	(7)	(5)	(6)
Etec S.A. (b)	International outbound calls	(7)	(4)	(4)
Latin American Nautilus USA Inc. (b)	International outbound calls	(6)	(2)	(1)
Latin American Nautilus Argentina S.A. (b)	International outbound calls	(4)	(4)	(1)
Entel S.A. (Bolivia) (b) (d)	International outbound calls	—	(1)	(5)
Italtel Argentina S.A. (b) (c)	Maintenance, materials and supplies	—	(6)	(3)
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	Salaries and social security	(13)	(10)	(8)
Caja de Seguros S.A. (a)	Insurance	(5)	(3)	(2)
La Estrella Cía de Seguros de retiro S.A. (a)	Insurance	(2)	(1)	(1)
Caja de Ahorro y Seguro S.A. (a)	Insurance	—	—	(1)
Haras El Capricho S.A. (a)	Advertising	—	—	(1)

Total services received		$(146)	$(91)	$(78)

Purchases of fixed assets/intangible assets:
Latin American Nautilus Ltd.(b)		$11	$4	$—
Telecom Italia S.p.A. (b)		1	1	2
Latin American Nautilus Argentina S.A.(b)		1	2	1
Latin American Nautilus USA Inc.(b)		—	1	—
Telecom Italia Sparkle S.p.A. (b)		—	33	26
Italtel Argentina S.A. (b) (c)		—	111	85

Total fixed assets and intangible assets		$13	$152	$114

(a)	Such companies relate to W de Argentina - Inversiones S.L.
(b)	Such companies relate to Telecom Italia Group.
(c)	This company is no longer related party at December 2008.
(d)	This entity is no longer related party at April 2008.

The transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders equity of the Company, after being approved by the Audit Committee in compliance with Decree No. 677/01.

(f) Merger of Cubecorp

In July 2008, Telecom Argentina acquired 100% of the shares of Cubecorp for approximately $98. With this acquisition, Telecom strengthens its Data Center services, as the Data Center acquired is equipped with world class infrastructure, which permits to offer clients with high reliability, availability and scalability customized to their needs.

The Board of Directors of Telecom and Cubecorp held on September 10, 2008, and October 7, 2008, respectively, approved a Preliminary Agreement of Merger, by which Telecom would merge Cubecorp, effective January 1st, 2009.

In March 2009, the Board of Directors of Cubecorp and Telecom approved the Merger Agreement, by which both companies would merge (subject to the approval of the CNV and to the approval of the Shareholders’ Meetings of Cubecorp and the Company), being the Company the continuing company and Cubecorp the dissolved without liquidation company. The CNV determined no legal or accounting observations for the merger and ordered the publication of the Merger Agreement in the Buenos Aires Stock Exchange’s (“the BCBA”) Daily Bulletin and in the CNV’s website (www.cnv.gov.ar, section “Autopista de Información Financiera”).

The Shareholders’ Meeting of Cubecorp held on March 19, 2009, approved the merger, the corresponding financial statements and the dissolution without liquidation of Cubecorp as provided by Law No. 19,550 section 94 art. 7. The merger had effect since January 1st, 2009, when the Company assumed the rendering of Cubecorp’s services.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7. Related party transactions (continued)

The Shareholders’ Meeting of Telecom, which in its Agenda was to consider all the documents of the merger, was first dated April 28, 2009 and subsequently dated September 9, 2009, but both times was provisionally suspended by resolutions of the Court of Appeals in Commercial Matters No. 2 in the file recorded as “Telecom Italia S.p.A. y Otro s/Recurso de Queja por Rec. Denegado”, as described in d) above.

The relevance of the merger in the shareholders’ equity, in accordance with the results of the Merger Special Consolidated Balance Sheet of Cubecorp and Telecom prepared as of December 31, 2008, with effect as from the first hour of January 1st, 2009, was the following:

	Telecom	Cubecorp	Elimination	Merged balance sheet
Current assets	1,141	10	(6)	1,145
Non-current investments – Cubecorp	64	—	(64)	—
Other non-current assets	5,888	69	—	5,957

Total assets	7,093	79	(70)	7,102

Current liabilities	2,391	5	(6)	2,390
Non-current liabilities	682	10	—	692

Total liabilities	3,073	15	(6)	3,082
Shareholders’ equity	4,020	64	(64)	4,020

Total liabilities and shareholders’ equity	7,093	79	(70)	7,102

(g) Acquisition of Springville

On April 7, 2009, Personal acquired the shares of the Uruguayan company Springville for an amount of Uruguayan peso 237,180, equivalent to US$9,892. It was acquired for the purposes of rendering resale services relating to telecommunications in Uruguay and currently, it is requesting the permits required by the Uruguayan authorities to offer this type of services. At the date of issuance of these consolidated financial statements, Springville has not carried out any operations.

(h) Núcleo’s voluntary capital reduction

On June 5, 2009, Núcleo’s General Extraordinary Shareholders’ Meeting approved the voluntary capital reduction in an amount of Guaraníes 24,800 million (equivalent to $21), which was reimbursed to the shareholders in October 2009, cancelling 2,480 ordinary shares (1,674 corresponding to Personal, equivalent to $13). This reduction resulted in a gain of $13 included in the item line “Gain on equity investees” corresponding to the realization of the foreign currency translation adjustments originally included in the item line “Foreign currency translation adjustments” in the Shareholders’ equity.

8. Debt

8.1. Short-term and long-term debt

As of December 31, 2009 and 2008, the Company’s short-term and long-term debt comprises the following:

	As of December 31, 2009	As of December 31, 2008
Short-term debt:
Principal:
Notes	$686	$1,255
Issue discount and underwriting fees	(1)	—
Bank loans	72	89

Subtotal	757	1,344
Accrued interest	3	20
Derivatives	3	—
Effect on discounting of debt	—	(9)

Total short-term debt	$763	$1,355

Long-term debt:
Principal:
Notes	$—	$690
Issue discount and underwriting fees	—	(2)
Bank loans	58	—

Total long-term debt	$58	$688

Total debt	$821	$2,043

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8. Debt (continued)

The following table segregates the Telecom Group’s debt by company as of December 31, 2009:

	Personal	Núcleo	Consolidated as of December 31, 2009	Consolidated as of December 31, 2008
Principal	685	130	815	2,032
Accrued interest	1	2	3	20

Subtotal	686	132	818	2,052
Derivatives	3	—	3	—
Effect on discounting of debt	—	—	—	(9)

Total debt	689	132	821	2,043

Short-term debt	689	74	763	1,355
Long-term debt	—	58	58	688

8.2. Debt of Telecom Argentina

In August 2005, Telecom Argentina issued Notes in compliance with the terms of the debt restructuring APE. On October 15, 2009, and together with the payment of interest, Telecom Argentina fully cancelled its financial debt. The debt was prepaid 5 years in advance of the repayment schedule originally agreed upon the financial creditors. By means of this, at December 31, 2009, Telecom Argentina has no financial debt.

8.3. Restructured debt of the subsidiaries

(a) Personal

1. Notes

On December 22, 2005, Personal used the proceeds of the issuance of new notes (as further described below) and bank loans together with available cash to fully settle the outstanding indebtedness which had been restructured back in November 2004. Personal’s objective was to improve its debt profile, by modifying its interest rates.

The Shareholders Meeting of Personal authorized the Board of Directors to determine the terms and conditions of the issue, including but not limited to, amount, price, interest rate and denomination of the notes.

Rating

	Standard & Poor’s International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
December 31, 2009	B-	AA	B	AA-

During 2009, Personal purchased Notes pursuant to market purchase transactions, acquiring an aggregate principal nominal amount of US$ 19.5 million of Series 3 Medium Term Notes due 2010. The Notes acquired were cancelled according with the terms and conditions of the respective Indentures. Additional information is given in Note 18.

The following table shows the outstanding series of Notes as of December 31, 2009:

Series	Nominal value (in millions)		Outstanding nominal value (in millions)		Term in years	Maturity date	Annual rate %	Book value as of December 31, 2009 (in million of $)				Fair value as of December 31, 2009
								Principal	Accrued interest	Issue discount and underwriting fees	Total
3	US$	240	US$	180	5	December 2010	9.25	686	1	(1)	686	721

							Total	686	1	(1)	686	721

2. Covenants

The terms and conditions of Personal’s Notes require that Personal comply with various covenants, including:

•	in the case of a change of control, Personal shall make an offer to redeem all outstanding notes, as described in the Indenture;

•

if at any time the Leverage Ratio (total outstanding indebtedness / consolidated EBITDA for the most recently completed period of four consecutive fiscal quarters) is in excess of 3.00 to 1.00 and Personal makes any payment of dividends, the rate of interest accruing on the notes shall increase by 0.5% per annum.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt (continued)

3. Negative covenants

The terms and conditions of Personal’s Notes require that Personal comply with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Personal or its subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness unless on the date of the incurrence of such indebtedness, after giving effect to such incurrence and the receipt and application of the proceeds therefrom, the Leverage Ratio does not exceed 3.00 to 1.00;

c)	Permitting any of its subsidiaries to, directly or indirectly, enter into, renew or extend any transaction or arrangement including the purchase, sale, lease or exchange of property or assets, or the rendering of any service, with any holder of 10% or more of the capital stock of Personal, except upon terms not less favorable to Personal or such subsidiary than those that could be obtained in a comparable arm’s-length transaction with a person that is not an affiliate of Personal;

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents;

e)	Sale and leaseback transactions;

f)	Personal will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

4. Events of default

The terms and conditions of Personal’s Notes provide for certain events of default as follows:

a)	Failure to pay principal or interest;

b)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Personal or its subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million and shall continue after the grace period;

c)	Any final judgment against Personal or its subsidiaries providing for the payment of an aggregate amount exceeding US$ 20 million;

d)	Any voluntary petition for bankruptcy by Personal or its subsidiaries, special bankruptcy proceedings or out-of-court reorganization agreements and,

e)	Any event or condition which results in the revocation or loss of the licenses held by either Personal and/or any of its subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations.

Provided any of the events of default occurs, the creditors are entitled, at their option, to declare the principal amount of the relevant debt instrument to be due and payable.

(b) Núcleo

Debt in foreign currency (US$)

During fiscal year 2006, Núcleo entered into new loans with banks with operations in Paraguay for a total amount of US$ 9.5 million. During fiscal year 2009, Núcleo has cancelled the remaining US$ 1.6 million (equivalent to $5).

Debt in local currency (Guaraníes)

The following table shows the outstanding loans with banks with operations in Paraguay and the main terms as of December 31, 2009:

Nominal value (in million of Guaraníes)	Amortization term	Book value (in million of $)
		Current	Non-current
67,180	2 years	26	29
36,800	1 year	30	—
32,000	2 years	10	16
15,400	2 years	4	9
7,000	2 years	2	4

158,380		72	58

The average annual rate of these loans is 9.64% in Guaraníes.

The terms and conditions of Núcleo’s loans provide for certain events of default which are considered standard for these kind of operations.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

9. Shareholders’ equity

(a) Common stock

At December 31, 2009, the Company had 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock (51% of the total capital stock), 440,910,912 shares of $1 par value Class B Common Stock (44.79% of the total capital stock) and 41,435,767 shares of $1 par value Class C Common Stock (4.21% of the total capital stock - see c below). Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

The Company’s shares are authorized by the CNV, the BCBA and the New York Stock Exchange (“NYSE”) for public trading. Only 404,078,504 of Class B shares are traded since Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares; and Class C shares are dedicated to the employee stock ownership program, as described below.

Each ADS represents 5 Class B shares and are traded on the NYSE under the ticker symbol TEO. Class B also began trading on the Mexican Stock Exchange on July 15, 1997.

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). Accordingly, Telecom Argentina has absorbed the legal reserve in its entirety during fiscal year 2006 ($277). Telecom Argentina will not be able to distribute dividends until the Company absorbs the total amount of accumulated losses and restores the legal reserve.

(c) Share ownership program

In 1992, a decree from the Argentine Government, which provided for the creation of the Company upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by the Company and who elected to participate in the plan.

In 1999, Decree No. 1,623/99 of the Argentine Government eliminated the restrictions on some of the Class C shares held by the PPP, although it excluded Class C shares of the Fund of Guarantee and Repurchase subject to an injunction against their use. In March 2000, the shareholders’ meeting of the Company approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares (these shares didn’t belong to the Fund of Guarantee and Repurchase).

The Annual General and Extraordinary Meetings held on April 27, 2006, approved that the power for the conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. The conversion will take place based on: a) what is determined by Banco de la Ciudad de Buenos Aires (Fiduciary agent of PPP) as the case may be; and b) the amount of Class “C” shares eligible for conversion. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or the Company’s executive officers. From the total shares eligible for conversion approved by the Shareholders’ Meetings, 4,496,971 Class “C” ordinary shares were converted into Class “B” ordinary shares.

Class “C” shares of the Fund of Guarantee and Repurchase which were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada” were not eligible for conversion. As of the date of these consolidated financial statements, the injunction was not released, although it is limited to the amount of 4,593,274 shares.

41,418,562 Class “C” shares are still part of the Fund of Guarantee and Repurchase and are subject to the injunction described above.

In October 2009, the comptroller of the PPP, who was timely appointed by the National Court of Federal Civil and Commercial No.10, informed to Telecom that he intends to obtain the release of the injunctions affecting part of the shares included in the Fund of Guarantee and Repurchase, for the purpose of allowing the cancellation of the balance belonging to former employees who had transferred their shares to the Fund.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

10. Income tax

As describe in Note 4.p, the Company accounts for income taxes in accordance with the guidelines of RT 17.

Income tax payable as of December 31, 2009 and 2008 consists of the following:

	As of December 31, 2009					As of December 31, 2008
	Telecom	Personal	Núcleo	Telecom USA	Total
Income tax provision	$286	$503	$8	$—	$797	$635
Credit on minimum presumed income tax	(23)	—	—	—	(23)	(235)
Payments in advance of income taxes	(41)	(296)	(9)	—	(346)	(110)
Law No. 26,476 Tax Regularization Regime (Note 11.d.2)	3	—	—	—	3	—

Current Income tax payable (receivable)	225	207	(1)	—	431	290
Law No. 26,476 Tax Regularization Regime (Note 11.d.2)	13	—	—	—	13	—
Non current net deferred tax liabilities	187	10	—	2	199	224

Non-current Income tax payable	200	10	—	2	212	224

Total Income tax liabilities (assets)	$425	$217	$(1)	$2	$643	$514

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of December 31, 2009						As of December 31, 2008
	Telecom		Personal	Núcleo	Telecom USA	Total
Tax loss carryforwards		$—	$1	$—	$—	$1	$2
Allowance for doubtful accounts		21	33	1	—	55	75
Provision for contingencies		141	43	—	—	184	155
Inventories		—	20	—	—	20	4
Other deferred tax assets		69	4	—	—	73	109

Total deferred tax assets		231	101	1	—	333	345

Fixed assets		(62)	(85)	7	(2)	(142)	(108)
Inflation adjustments (i)		(356)	(13)	(8)	—	(377)	(416)
Purchase price allocation of Cubecorp’s fixed assets		—	—	—	—	—	(23)
Derivatives (ii)		—	—	—	—	—	(5)
Estimated cash dividends receivable from foreign companies		—	—	—	—	—	(5)

Total deferred tax liabilities		(418)	(98)	(1)	(2)	(519)	(557)

Subtotal deferred tax (liabilities) assets		(187)	3	—	(2)	(186)	(212)
Valuation allowance (Note 17.e)		—	(13)	—	—	(13)	(12)

Net deferred tax liabilities as of December 31, 2009		$(187)	$(10)	$—	$(2)	$(199)

Net deferred tax (liabilities) assets as of December 31, 2008	(iii) $	(219)	$(6)	$1	$—		$(224)

(i)	Mainly related to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes.
(ii)	This deferred tax liability was generated by the effect of changes in the fair value of cash flow hedges.
(iii)	Includes $(9) of net deferred tax liabilities incorporated on January 1st, 2009, from the merger with Cubecorp.

Income tax benefit (expense) for the years ended December 31, 2009, 2008 and 2007 consists of the following:

	Year ended December 31, 2009
	Telecom	Personal	Núcleo	Telecom USA	Total
Current tax expense	$(301)	$(511)	$(6)	$—	$(818)
Deferred tax benefit (expense)	31	(6)	(1)	(1)	23
Valuation allowance (Note 17.e)	—	(2)	—	—	(2)

Income tax expense	$(270)	$(519)	$(7)	$(1)	$(797)

	Year ended December 31, 2008
	Telecom	Personal	Núcleo	Telecom USA	Total
Current tax expense	$(238)	$(390)	$(7)	$—	$(635)
Deferred tax benefit	93	2	3	—	98
Valuation allowance (Note 17.e)	2	—	—	—	2

Income tax expense	$ (a) (143)	$(388)	$(4)	$—	$(535)

	Year ended December 31, 2007
	Telecom	Personal	Núcleo	Telecom USA	Total
Current tax expense	$—	$(116)	$(17)	$(1)	$(134)
Deferred tax expense	(159)	(87)	(1)	—	(247)
Valuation allowance	100	(11)	—	—	89
Current tax expense from discontinued operations	(63)	—	—	—	(63)

Income tax expense	$(122)	$(214)	$(18)	$(1)	$(355)

(a)	Includes $(2) corresponding to Cubecorp, entity that was merged in January 1st, 2009.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

10. Income tax (continued)

Income tax benefit (expense) for the years ended December 31, 2009, 2008 and 2007 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Argentina	International	Total
Pre-tax income on a separate return basis	$3,130	$53	$3,183
Non taxable items – Gain on equity investees	(978)	—	(978)
Non taxable items – Other	24	20	44

Subtotal	2,176	73	2,249
Statutory income tax rate	35%	(*)

Income tax expense at statutory tax rate	(762)	(8)	(770)
Change in deferred assets and liabilities	(6)	—	(6)
Law No. 26,476 Tax Regularization Regime (Note 11.d.2)	(19)	—	(19)
Change in valuation allowance (Note 17.e)	(2)	—	(2)

Income tax expense as of December 31, 2009	$(789)	$(8)	$(797)

Pre-tax income on a separate return basis	$2,186	$39	$2,225
Non taxable items - Gain on equity investees	(731)	—	(731)
Non taxable items - Other	48	(15)	33

Subtotal	1,503	24	1,527
Statutory income tax rate	35%	(*)

Income tax expense at statutory tax rate	(527)	(2)	(529)
Additional income tax from cash dividends paid by foreign companies	(6)	(2)	(8)
Change in valuation allowance (Note 17.e)	2	—	2

Income tax expense as of December 31, 2008	$(531)	$(4)	$(535)

Pre-tax income on a separate return basis	$1,399	$89	$1,488
Non taxable items - Gain on equity investees	(391)	—	(391)
Non taxable items - Other	(34)	17	(17)

Subtotal	974	106	1,080
Statutory income tax rate	35%	(*)

Income tax expense at statutory tax rate	(341)	(12)	(353)
Additional income tax from cash dividends paid by foreign companies	(21)	(7)	(28)
Change in valuation allowance	89	—	89

Income tax expense as of December 31, 2007	$(273)	$(19)	$(292)

(*)	The statutory tax rate in Paraguay was 10% and in the USA the effective tax rate was 33.5%, 20.5% and 39.5% in 2009, 2008 and 2007, respectively.

11. Commitments and contingencies

(a) Purchase commitments

The Company has entered into various purchase orders amounting in the aggregate to approximately $1,111 as of December 31, 2009, primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements. This amount also includes the commitments mentioned in c) below.

(b) Investment commitments

In August 2003, Telecom Argentina was notified by the SC of a proposal for the creation of a $70-million fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies and aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund.

In November 2003, the Company contributed $1.5 at the inception of the Fund. In addition, management announced that it is the Company’s intention to promote agreements with local suppliers which would facilitate their access to financing.

(c) Commitments and contingencies assumed by Telecom from the sale of Publicom

On March 29, 2007, Telecom’s Board of Directors approved the sale of its equity interest in Publicom to Yell Publicidad S.A. (a company incorporated in Spain, member of the Yell Group- Grupo Yell), which was executed on April 12, 2007 (the “Closing Date”).

A series of declarations and guarantees, standard for this type of transactions, assumed by Telecom towards the buyer with respect to Publicom and to itself and others assumed by the buyer towards Telecom and towards itself are included in the contract. Reciprocal obligations and commitments are also set forth, between Telecom and the buyer.

It has been ruled that Telecom shall indemnify and shall hold the buyer harmless from any and all damages that might result from:

(i) Any claim addressed to the buyer by third parties in which the owner’s equity, entitlement to inherent rights and /or unrestricted disposal of shares is successfully objected;

(ii) Damages and losses of equity derived from incorrectness or inaccuracy of the declarations and guarantees;

(iii) Damages and losses of equity derived from the non-fulfillment of the obligations and commitments undertaken by Telecom.

These indemnities granted by Telecom have time as well as economic limits.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies (continued)

On Closing Date and after the stock transfer was actually performed, Publicom accepted a proposal from Telecom. According to said proposal, Telecom:

•	engages Publicom to publish Telecom’s directories (“white pages”) for a 5-year period, which may be extended upon expiry date;

•	engages Publicom to distribute Telecom’s white pages for a 20-year period, which may be extended upon expiry date;

•	engages Publicom to maintain the Internet portal, which allows to access the white pages through the web, for a 20-year period, term which may be extended upon expiry date;

•	grants Publicom the right to lease advertising spaces on the white pages for a 20-year period, which may be extended upon expiry date; and

•	authorizes the use of certain trademarks for the distribution and/or consultation on the Internet and/or advertising spaces agreements for the same specified period.

Telecom reserves the right to supervise certain matters associated with white pages publishing and distribution activities that allow Telecom to assure the fulfillment of its regulatory obligations during the term of the proposal. The terms and conditions of the proposal include usual provisions that allow Telecom to apply economic sanctions in the case of non-compliance, and in the case of serious non-compliance, allow Telecom to require an early termination. In the latter case, the Company could enter into an agreement with other providers.

The proposal set prices for the publishing, printing and distribution of the 2007 directories, and provided clauses for the subsequent editions in order to ensure Telecom that said services will be contracted at market price.

Telecom shall continue to include in its own invoices the amounts to be paid by its customers to Publicom for the contracted services or those that may be contracted in the future, and subsequently collect the amounts for said services on behalf and to the order of Publicom, without absorbing any delinquency.

(d) Contingencies

The Company is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of reserves relating to these contingencies, the Management of the Company, based on the opinion of its internal and external legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual case. The determination of the required reserves may change in the future due to new developments or changes as a matter of law or legal interpretation. Consequently, as of December 31, 2009, the Company has established reserves in an aggregate amount of $526 to cover potential losses under these claims ($79 for regulatory contingencies deducted from assets and $447 included under liabilities) and certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2009, these restricted funds totaled $34 (included in the caption “Other receivables”).

Below is a summary of the most significant claims and legal actions for which reserves have been established:

1. Profit sharing bonds

In August 2008, the Supreme Court of Justice, when resolving a case against Telefonica, found the Decree No. 395/92 unconstitutional. Different legal actions were brought, mainly by former employees of the Company against the National Government and the Company, requesting that Decree No. 395/92 – which expressly exempted the Company from issuing the profit sharing bonds provided in Law No. 23,696 – be struck down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds had not been issued.

In those suits for which judgment has already been rendered, the trial court judges hearing the matter resolved to dismiss the actions brought – relying on arguments made by each case’s respective prosecutors – pointing that such rule was valid and constitutional. However, and based on the National Supreme Court of Justice’s judgment on this matter, the three Divisions of the Courts of Appeal ruled that Decree No. 395/92 was unconstitutional.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies (continued)

In order to defend its rights, the Company filed various appeals against these unfavorable decisions, and although said decisions have not been reviewed by the National Supreme Court of Justice, it should be noted that the abovementioned ruling of the Supreme Court on the case against Telefonica has created a judicial precedent that, in the opinion of the legal counsel of the Company, increases the probability that the Company has to face certain contingencies as a result of an adverse ruling, notwithstanding the right of reimbursement that attends Telecom against the National State.

Said Court decision found the abovementioned decree unconstitutional and ordered to send the proceedings back to the court of origin so that said court could decide on which was the subject compelled to pay –licensee and/or National Government- and the parameters that were to be taken into account in order to quantify the complaints set forth therein (percentage of profit sharing, statue of limitation, distribution method between the beneficiaries of the program).

As of December 31, 2009, the management of the Company, with the aid of its legal counsel, has recorded provisions for contingencies that it estimates are sufficient to cover the risks associated with these claims, having considered the legal background up to the date of issuance of these consolidated financial statements.

2. Tax matters included in the Law No. 26,476 “Tax Regularization Regime”

In December 2008, the National Congress approved Law No. 26,476, the “Law on Tax Regularization and Repatriation of Capital” establishing a regime for the regularization of tax liabilities, the repatriation of funds and the registration of employees. Title I of the law provides taxpayers with a complete exemption for penal responsibilities in tax matters, for fines and a partial exemption for interest arising out of tax or social security liabilities prior to December 31, 2007.

As discussed in previous financial statements, Telecom was party to various legal proceedings arising from claims by AFIP (the Argentine Federal Tax Authority) with regards to:

(i) AFIP’s claim for income tax for fiscal years 1993 to 1999 arising from disagreements in the calculation of depreciation of its fiber optic network.

(ii) AFIP’s claims for income tax for fiscal years 1997 to 2000 challenging certain deductions for bad debt expenses of Telecom Argentina.

Upon detailed analysis of the Regularization Regime, the Company decided to settle the AFIP’s claims in the time-frame established by Title I of the above-mentioned law.

The Company’s compliance with the Regularization Regime resulted in a reversion of reserves and recognition of a new debt owed to AFIP in the amount of $38 (nominal value), $2 payable upon Telecom Argentina’s joining the Regime and the balance payable in 120 monthly installments at an annual interest rate of 9%. The Company has also recognized a liability for legal fees in connection with these regularized processes estimated at $14 (nominal value). The value of both liabilities has been estimated at net present value according to Argentine GAAP and has been set forth under the section “Taxes payable” and “Other liabilities” in the consolidated balance sheet, classified by each liability’s nature and due date. The corresponding entries to the Income statement were classified under “Financial results, net - generated by liabilities”, “Other expenses, net,” and “Income taxes -current and deferred-” as appropriate.

In addition, the Company is subject to other claims and legal actions that have arisen in the ordinary course of business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Management of the Company, based upon the information available at this time and consultation with external and internal legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on the Company’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these actions.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies (continued)

Below is a summary of the most significant other claims and legal actions for which reserves have not been established:

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine Government, and not the Company, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

ENTel and the Argentine Government have agreed to indemnify and hold the Company harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to the Company for these claims through the issuance of treasury bonds. As of December 31, 2009, total claims in these labor lawsuits amounted to $9.

Tax matters

In December 2001, the AFIP made an additional income tax claim on the amortization period utilized by Telintar to depreciate its optic fiber network in submarine cables. Telintar was dissolved and merged in equal parts into Telecom Argentina Internacional S.A. and Telefonica Larga Distancia de Argentina S.A., entities controlled by Telecom Argentina and Telefonica, respectively. Telecom Argentina Internacional S.A. was subsequently merged with and into Telecom Argentina in September 1999.

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the above paragraph, during the third quarter of 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 against income taxes in the statement of income. Telecom Argentina and Telefonica appealed this judgment before the corresponding Federal Court. In June 2009, the Court revoked the ruling of the Fiscal Court and nullified the tax assessment that had been appealed.

The management of the Company together with its legal counsel believes it has meritorious legal defenses to these unfavorable judgments and that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations and financial condition.

In December 2006, the AFIP assessed additional income tax and tax on minimum presumed income for the 2000 and 2001 tax years claiming that Personal incorrectly deducted certain uncollectible receivables. Personal appealed this assessment with the National Fiscal Tribunal. The AFIP’s claim is contrary to certain jurisprudential precedents by the National Fiscal Tribunal. Consequently, Personal and its legal counsel believe that the matter will be resolved in its favor when the appeal process is completed.

Other claims

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina was served with notice of a complaint filed by a consumer trade union, “Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios,” against Telecom Argentina, Telefónica, Telintar and the Argentine Government. The suit seeks to declare null, illegal and unconstitutional all tariff rules and agreements as of the Transfer Agreement and to reduce the tariffs of the licensees so as to obtain a return rate not in excess of an annual 16% on fixed assets as described in the List of Conditions. Furthermore, the complaint seeks reimbursement of sums allegedly received in excess of the 16% return rate as well as sums resulting from the reduction in the rate of turnover tax for the city of Buenos Aires.

In October 2001, the Federal Court of Appeals for Contentious and Administrative Matters issued a precautionary measure suspending the ability of telecommunications companies to increase tariffs by reference to the U.S. consumer price index. However, the Public Emergency Law and the reformation of the exchange regime have had an analogous result to that proposed by the precautionary measure, by prohibiting, as of January 6, 2002, contracts held with the public administration, including public work and services contracts, from being adjusted to dollars or other foreign currencies. A decision of the Court of Appeals is still pending.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies (continued)

Additionally, upon the extension of the exclusivity period for the provision of telecommunication services, the same consumer group filed a new lawsuit in Argentine federal courts against the service providers and the Argentine Government. Plaintiffs are seeking damages, an injunction revoking the licenses granted to telecommunication service providers and termination of the exclusivity period. This case is currently in a preliminary stage.

Users and Consumer Trade Union Proceedings

In August 2003, another consumer group filed suit against Telecom Argentina in Argentine federal court alleging the unconstitutionality of certain resolutions issued by the SC. These resolutions had amended a prior resolution which prescribed the way service providers had to refund customers for additional charges included in monthly fixed-line service fees. The amendment was intended to establish another method of refunding customers due to practical reasons. Telecom Argentina complied with the amended resolution and provided refunds to customers. The case is ready for sentence, but Telecom Argentina does not believe it has merit and will contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of this proceeding, or reasonably estimate a range of possible loss given the current status of the litigation.

12. Changes in useful lives of fixed assets in the Telecom Group

The Telecom Group performed an integral review of the useful lives of the fixed assets taking into account the rapid evolution of the telecommunications industry.

During the second quarter of 2009, the Company engaged independent appraisals (“Organización Levín de Argentina S.A.”) to reassess the appropriateness of the remaining useful lives of their fixed assets and certain intangible assets as from January 1st, 2009. As a result of the work, the independent appraisals confirmed the appropriateness of the existing useful lives of Telecom Argentina and Personal’s fixed assets with some exceptions as follows:

•	Telecom Argentina

External access copper cables based on the analysis of the materials used for the deployment of the copper network, its state of maintenance, the replacement plans, the extensive development of Broadband over copper networks and the depreciation policies applied by other operators, the independent appraisals recommended to extend the current useful life as of December 31, 2008, from a total of 15 years to a total of 18 years.

TDM Switches based on the Company plans for improvement and maintenance of the existing switches which will allow at least their continuous use until late 2014, the independent appraisals recommended to extend their remaining useful life until December 31, 2014. They also recommended that TDM additions that may occur as from fiscal year 2009 shall be depreciated considering the mentioned time limit.

Customer premises transmission equipment the dynamism of telecommunications, the incremental bandwidth required by customers as well as technological advances, significantly reduce the possibility to reuse these types of equipment once the first stage of contracts with customers is over. Considering these facts, the independent appraisals recommended to shorten the useful life of the existing customer premises equipment from the current 5 years to 3 years. They also suggested that new additions as from January 1st, 2009 shall be depreciated in 3 years.

•	Personal

2G GSM technology equipment balances are included within fixed asset item lines categorized as “Wireless network access” and “Switching”. The independent report states that 2G GSM technology in Argentina may be seriously affected by new replacement technology during the year 2017. The specialist recommended:

(i) to extend only the remaining useful life of the 2007-2008 acquisitions by 2 years;

(ii) to maintain the current useful life (7 years) for the 2009-2010 acquisitions; and

(iii) to perform a new reassessment by the end of fiscal year 2011.

Software obtained or developed for internal use comprises different system modules which will be gradually replaced. New useful lives were estimated to accommodate the planned replacement dates, resulting in a general extension of the useful life of the related assets.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

12. Changes in useful lives of fixed assets in the Telecom Group (continued)

Accordingly, the Telecom Group adopted the recommendations of the independent appraisals affecting the charge for depreciation as from January 1st, 2009. This change resulted in a $129 decrease in depreciation expense ($84 net of tax effect) for the year ended December 31, 2009 ($113 in the Voice, data and Internet segment and $16 in the Wireless segment).

13. Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, the Company conducts its business through five legal entities which represent five operating segments. Under Argentine GAAP, these operating segments have been aggregated into reportable segments according to the nature of the products and services provided. The Company manages its segments to the net income (loss) level of reporting.

Telecom Argentina and its subsidiaries conform the following reportable segments:

Reportable segment	Consolidated company/ Operating segment
Voice, data and Internet	Telecom Argentina
Telecom USA
Micro Sistemas (i)

Wireless	Personal
Núcleo
Springville (i)

(i)	Dormant entity at December 31, 2009, 2008 and 2007.

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

13. Segment information (continued)

For the years ended December 31, 2009, 2008 and 2007, more than 95% of the Company’s revenues were from sales generated in Argentina. More than 93% of the Company’s fixed assets are in Argentina. Segment financial information was as follows:

For the year ended December 31, 2009

Income statement information

	Voice, data and Internet (a)	Wireless			Total
		Personal	Núcleo	Subtotal
Services	4,114	6,832	435	7,267	11,381
Equipment sales	43	796	6	802	845

Net sales	4,157	7,628	441	8,069	12,226
Salaries and social security	(1,151)	(314)	(39)	(353)	(1,504)
Taxes	(266)	(716)	(17)	(733)	(999)
Maintenance, materials and supplies	(408)	(165)	(24)	(189)	(597)
Bad debt expense	(33)	(96)	(2)	(98)	(131)
Interconnection costs	(180)	—	—	—	(180)
Cost of international outbound calls	(152)	—	—	—	(152)
Lease of circuits	(83)	(34)	(25)	(59)	(142)
Fees for services	(214)	(270)	(16)	(286)	(500)
Advertising	(118)	(216)	(26)	(242)	(360)
Agent commissions and distribution of prepaid cards commissions	(50)	(794)	(34)	(828)	(878)
Other commissions	(55)	(128)	(7)	(135)	(190)
Roaming	—	(164)	(4)	(168)	(168)
Charges for TLRD	—	(675)	(55)	(730)	(730)
Cost of sales	(46)	(1,082)	(9)	(1,091)	(1,137)
Others	(322)	(308)	(28)	(336)	(658)

Operating income before depreciation and amortization	1,079	2,666	155	2,821	3,900
Depreciation of fixed assets and amortization of intangible assets	(663)	(381)	(94)	(475)	(1,138)

Operating income	416	2,285	61	2,346	2,762
Gain on equity investees	—	13	—	13	13
Financial results, net	(172)	(150)	(7)	(157)	(329)
Other expenses, net	(148)	(79)	(2)	(81)	(229)

Net income before income tax and noncontrolling interest	96	2,069	52	2,121	2,217
Income tax expense, net	(271)	(519)	(7)	(526)	(797)
Noncontrolling interest	—	—	(15)	(15)	(15)

Net (loss) income	(175)	1,550	30	1,580	1,405

(a) Includes net sales of $42, operating income before depreciation of $15, operating profit of $11 and net income of $10 corresponding to Telecom USA.
Balance sheet information
Fixed assets, net	4,176	(b) 2,192	471	2,663	6,839
Intangible assets, net	176	594	3	597	773
Capital expenditures (without ARO and debt issue costs)	915	(b) 790	116	906	1,821
Depreciation of fixed assets	(646)	(379)	(94)	(473)	(1,119)
Amortization of intangible assets (without debt issue costs)	(17)	(2)	—	(2)	(19)
Net financial asset (debt)	579	(b) 4	(114)	(110)	469
(b) In Fixed assets, net and Capital expenditures, includes $1 from Springville; in Net financial asset, includes $2 of Cash and banks from Springville
Cash flow information
Cash flows provided by operating activities	1,607	1,549	132	1,681	3,288

Cash flows from investing activities
Acquisition of fixed assets and intangible assets	(852)	(566)	(73)	(639)	(1,491)
Decrease (increase) in investments not considered as cash and cash equivalents and other	268	(8)	—	(8)	260

Total cash flows used in investing activities	(584)	(574)	(73)	(647)	(1,231)

Cash flows from financing activities
Debt proceeds	—	218	143	361	361
Payment of debt	(1,442)	(293)	(117)	(410)	(1,852)
Payment of interest and debt-related expenses	(84)	(71)	(13)	(84)	(168)
Cash dividends paid	—	—	(19)	(19)	(19)
Payment of capital reimbursement of Núcleo	—	—	(8)	(8)	(8)
Inter-segment transfers of cash	730	(697)	(33)	(730)	—

Total cash flows used in financing activities	(796)	(843)	(47)	(890)	(1,686)

Increase in cash and cash equivalents	227	132	12	144	371
Cash and cash equivalents at the beginning of the year	352	544	6	550	902

Cash and cash equivalents at year end	579	(b) 676	18	694	1,273

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

13. Segment information (continued)

For the year ended December 31, 2008

Income statement information

	Voice, data and Internet (a)	Wireless			Total
		Personal	Núcleo	Subtotal
Services	3,612	5,853	382	6,235	9,847
Equipment sales	41	712	8	720	761

Net sales	3,653	6,565	390	6,955	10,608
Salaries and social security	(931)	(256)	(30)	(286)	(1,217)
Taxes	(230)	(590)	(12)	(602)	(832)
Maintenance, materials and supplies	(371)	(137)	(20)	(157)	(528)
Bad debt expense	(10)	(55)	(2)	(57)	(67)
Interconnection costs	(156)	—	—	—	(156)
Cost of international outbound calls	(145)	—	—	—	(145)
Lease of circuits	(67)	(38)	(19)	(57)	(124)
Fees for services	(181)	(208)	(11)	(219)	(400)
Advertising	(137)	(224)	(27)	(251)	(388)
Agent commissions and distribution of prepaid cards commissions	(43)	(691)	(35)	(726)	(769)
Other commissions	(51)	(104)	(4)	(108)	(159)
Roaming	—	(174)	(3)	(177)	(177)
Charges for TLRD	—	(707)	(57)	(764)	(764)
Cost of sales	(40)	(978)	(10)	(988)	(1,028)
Others	(257)	(242)	(25)	(267)	(524)

Operating income before depreciation and amortization	1,034	2,161	135	2,296	3,330
Depreciation of fixed assets and amortization of intangible assets	(822)	(375)	(92)	(467)	(1,289)

Operating income	212	1,786	43	1,829	2,041
Financial results, net	(166)	(102)	3	(99)	(265)
Other expenses, net	(212)	(56)	—	(56)	(268)

Net (loss) income before income tax and noncontrolling interest	(166)	1,628	46	1,674	1,508
Income tax, net	(143)	(388)	(4)	(392)	(535)
Noncontrolling interest	—	—	(12)	(12)	(12)

Net (loss) income	(309)	1,240	30	1,270	961

(a)    Includes net sales of $40, operating income before depreciation of $10, operating profit of $8 and net income of $8 corresponding to Telecom USA. It also includes net sales of $6, operating loss before depreciation of $(1), operating loss of $(3) and net loss of $(4) corresponding to Cubecorp.

Balance sheet information
Fixed assets, net	4,032	1,788	368	2,156	6,188
Intangible assets, net	173	598	1	599	772
Capital expenditures (without ARO and debt issue costs)	924	661	102	763	1,687
Net book value of Cubecorp’s fixed assets included in the acquisition of shares	132	—	—	—	132
Depreciation of fixed assets	(806)	(370)	(91)	(461)	(1,267)
Amortization of intangible assets (without debt issue costs)	(16)	(5)	(1)	(6)	(22)
Net financial debt	(679)	(139)	(85)	(224)	(903)
Cash flow information
Cash flows provided by operating activities	1,781	1,435	103	1,538	3,319

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(826)	(636)	(99)	(735)	(1,561)
Acquisition of Cubecorp	(97)	—	—	—	(97)
Decrease (increase) in investments not considered as cash and cash equivalents and other	346	(5)	—	(5)	341

Total cash flows used in investing activities	(577)	(641)	(99)	(740)	(1,317)

Cash flows from financing activities:
Debt proceeds	—	3	88	91	91
Payment of debt	(1,197)	(208)	(39)	(247)	(1,444)
Payment of interest and debt-related expenses	(109)	(72)	(4)	(76)	(185)
Cash dividends paid	—	—	(20)	(20)	(20)
Inter-segment transfers of cash	231	(194)	(37)	(231)	—

Total cash flows used in financing activities	(1,075)	(471)	(12)	(483)	(1,558)

Increase (decrease) in cash and cash equivalents	129	323	(8)	315	444
Cash and cash equivalents at the beginning of the year	223	221	14	235	458

Cash and cash equivalents at year end	352	544	6	550	902

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

13. Segment information (continued)

For the year ended December 31, 2007

Income statement information

	Voice, data and Internet (a)	Wireless			Total
		Personal	Núcleo	Subtotal
Services	3,284	4,756	426	5,182	8,466
Equipment sales	18	583	7	590	608

Net sales	3,302	5,339	433	5,772	9,074
Salaries and social security	(744)	(188)	(28)	(216)	(960)
Taxes	(204)	(453)	(11)	(464)	(668)
Maintenance, materials and supplies	(303)	(115)	(18)	(133)	(436)
Bad debt expense	(12)	(57)	(2)	(59)	(71)
Interconnection costs	(151)	—	—	—	(151)
Cost of international outbound calls	(138)	—	—	—	(138)
Lease of circuits	(58)	(31)	(18)	(49)	(107)
Fees for services	(140)	(158)	(9)	(167)	(307)
Advertising	(89)	(195)	(22)	(217)	(306)
Agent commissions and distribution of prepaid cards commissions	(29)	(620)	(55)	(675)	(704)
Other commissions	(46)	(80)	(4)	(84)	(130)
Roaming	—	(149)	(2)	(151)	(151)
Charges for TLRD	—	(556)	(53)	(609)	(609)
Cost of sales	(22)	(867)	(8)	(875)	(897)
Others	(180)	(178)	(29)	(207)	(387)

Operating income before depreciation and amortization	1,186	1,692	174	1,866	3,052
Depreciation of fixed assets and amortization of intangible assets	(828)	(510)	(78)	(588)	(1,416)

Operating income	358	1,182	96	1,278	1,636
Financial results, net	(262)	(185)	6	(179)	(441)
Other expenses, net	(61)	(35)	(2)	(37)	(98)

Net income before income tax and noncontrolling interest	35	962	100	1,062	1,097
Income tax, net	(60)	(214)	(18)	(232)	(292)
Noncontrolling interest	—	—	(23)	(23)	(23)

Net (loss) income from continuing operations	(25)	748	59	807	782
Income from discontinued operations	102	—	—	—	102

Net income	77	748	59	807	884

(a) Includes net sales of $40, operating income before depreciation of $9, operating profit of $8 and net income of $7 corresponding to Telecom USA.
Balance sheet information
Fixed assets, net	3,927	1,494	317	1,811	5,738
Intangible assets, net	154	606	—	606	760
Capital expenditures (without ARO and debt issue costs)	799	546	96	642	1,441
Depreciation of fixed assets	(815)	(498)	(64)	(562)	(1,377)
Amortization of intangible assets (without debt issue costs)	(13)	(12)	(14)	(26)	(39)
Net financial debt	(1,358)	(612)	(23)	(635)	(1,993)
Cash flow information
Cash flows provided by operating activities from continuing operations	1,738	1,052	156	1,208	2,946

Cash flows from investing activities from continuing operations
Acquisition of fixed assets and intangible assets	(600)	(547)	(96)	(643)	(1,243)
Increase in investments not considered as cash and cash equivalents and other	(511)	(1)	—	(1)	(512)

Total cash flows used in investing activities from continuing operations	(1,111)	(548)	(96)	(644)	(1,755)

Cash flows from financing activities from continuing operations
Debt proceeds	—	—	45	45	45
Payment of debt	(889)	(371)	(30)	(401)	(1,290)
Payment of interest and debt-related expenses	(182)	(108)	(3)	(111)	(293)
Cash dividends paid	—	—	(38)	(38)	(38)
Inter-segment transfers of cash		43	(43)	—	—
Total cash flows used in financing activities from continuing operations	(1,071)	(436)	(69)	(505)	(1,576)

Cash flows from investing activities from discontinued operations
Proceeds for the sale of equity investees	182	—	—	—	182

Total cash flows provided by investing activities from discontinued operations	182	—	—	—	182

(Decrease) increase in cash and cash equivalents from continuing operations	(444)	68	(9)	59	(385)
Increase in cash and cash equivalents from discontinued operations	182	—	—	—	182

(Decrease) increase in cash and cash equivalents	(262)	68	(9)	59	(203)
Cash and cash equivalents at the beginning of the year	485	153	23	176	661

Cash and cash equivalents at year end	223	221	14	235	458

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

Balance sheets:

	As of December 31, 2009	As of December 31, 2008
ASSETS
Current Assets
Cash and banks	$26	$19
Investments	552	552
Accounts receivable, net	724	487
Other receivables, net	79	77
Other assets, net	6	6

Total current assets	1,387	1,141

Non-Current Assets
Other receivables, net	46	55
Investments (i)	1,915	1,825
Fixed assets, net	4,170	3,898
Intangible assets, net	176	171
Other assets, net	3	3

Total non-current assets	6,310	5,952

TOTAL ASSETS	$7,697	$7,093

LIABILITIES
Current Liabilities
Accounts payable	$931	$813
Debt	—	1,263
Salaries and social security payable	244	195
Taxes payable	263	59
Other liabilities	39	36
Contingencies	57	25

Total current liabilities	1,534	2,391

Non-Current Liabilities
Accounts payable	24	27
Salaries and social security payable	81	82
Taxes payable	202	212
Other liabilities	153	116
Contingencies	267	245

Total non-current liabilities	727	682

TOTAL LIABILITIES	$2,261	$3,073

SHAREHOLDERS’ EQUITY	$5,436	$4,020

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,697	$7,093

(i)	Includes $1,914 and $1,824 as of December 31, 2009 and 2008, respectively, corresponding to Telecom Argentina’s equity interests in its consolidated subsidiaries. As of December 31, 2009, includes $1,909 and $5, corresponding to Personal and Telecom USA, respectively. As of December 31, 2008, includes $1,691, $129 and $4, corresponding to Personal, Cubecorp and Telecom USA, respectively.

Statements of income:

	Years ended December 31,
	2009	2008	2007
Results from continuing operations
Net sales	$4,816	$4,226	$3,772
Cost of services	(2,498)	(2,355)	(2,076)

Gross profit	2,318	1,871	1,696
General and administrative expenses	(285)	(233)	(189)
Selling expenses	(981)	(856)	(681)

Operating income	1,052	782	826
Gain on equity investees (i)	937	694	328
Financial results, net	(171)	(162)	(260)
Other expenses, net	(143)	(210)	(51)

Net income before income tax	1,675	1,104	843
Income tax (expense) benefit, net	(270)	(143)	(59)

Net income from continuing operations	1,405	961	784
Income from discontinued operations	—	—	100

Net income	$1,405	$961	$884

(i) The gain on equity investees includes:

	Years ended December 31,
	2009	2008	2007
Personal	$936	$694	$328
Telecom Argentina USA	1	2	—
Cubecorp	—	(2)	—

Total	$937	$694	$328

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. Unconsolidated information (continued)

Condensed statements of cash flows:

	Years ended December 31,
	2009	2008	2007
Cash flows provided by operating activities from continuing operations	$1,603	$1,774	$1,732
Cash flows from investing activities from continuing operations
Acquisition of fixed and intangible assets	(847)	(818)	(595)
Dividends received	730	220	—
Acquisition of Cubecorp and paid in capital	2	(109)	—
Decrease (increase) in investments not considered as cash and cash equivalents and other concepts	268	357	(511)

Total cash flows provided by (used in) investing activities from continuing operations	153	(350)	(1,106)

Cash flows from financing activities from continuing operations
Payment of debt	(1,442)	(1,188)	(889)
Payment of interest and debt-related expenses	(84)	(109)	(182)

Total cash flows used in investing activities from continuing operations	(1,526)	(1,297)	(1,071)

Cash flows from investing activities from discontinued operations
Proceeds from the sale of equity investments	—	—	182

Total cash flows provided by investing activities from discontinued operations	—	—	182

Increase (decrease) in cash and cash equivalents from continuing operations	230	127	(445)
Increase in cash and cash equivalents from discontinued operations	—	—	182

Increase (decrease) in cash and cash equivalents	230	127	(263)
Cash and cash equivalents at the beginning of year	348	221	484

Cash and cash equivalents at the end of the year	$578	$348	$221

15. Differences between Argentine GAAP and US GAAP

The Company’s consolidated financial statements are prepared in accordance with Argentine GAAP, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

I. Differences in measurement methods

As indicated in Note 3.c, the Company’s consolidated financial statements include the effects of inflation until February 28, 2003. Under US GAAP, financial statements are prepared on a historical cost basis.

However, the following reconciliation does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation, because, as permitted by the SEC, it represents a comprehensive measure of the effects of price-level changes in the Argentine economy, and as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Argentine GAAP and US GAAP.

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	Years ended December 31,
	2009	2008	2007
Reconciliation of net income:
Total net income under Argentine GAAP	$1,405	$961	$884
US GAAP adjustments:
Foreign currency translation (a)	—	—	(2)
Depreciation of foreign currency exchange differences (b.2)	10	39	104
Telecom Argentina’s Debt Restructurings (c)	—	—	296
Fair value option for Notes of Telecom Argentina (d)	(253)	205	—
Other adjustments (e)	(25)	(16)	9
Tax effects on US GAAP adjustments (f)	89	(80)	(143)
Noncontrolling interest (g)	15	12	21

Net income under US GAAP	$1,241	$1,121	$1,169

	As of December 31,
	2009	2008	2007
Reconciliation of total equity:
Total equity under Argentine GAAP	$5,436	$4,020	$3,030
US GAAP adjustments:
Foreign currency translation (a)	—	—	(49)
Capitalization of foreign currency exchange differences (b.1)	(784)	(784)	(784)
Accumulated depreciation of foreign currency exchange differences (b.2)	727	717	678
Telecom Argentina’s Debt Restructurings (c)	—	—	(579)
Fair value option for Notes of Telecom Argentina (d)	—	253	—
Other adjustments (e)	(24)	(12)	3
Tax effects on US GAAP adjustments (f)	28	(61)	239
Noncontrolling interest (g)	92	81	56

Total equity under US GAAP	$5,475	$4,214	$2,594

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Differences between Argentine GAAP and US GAAP (continued)

	Years ended December 31,
	2009	2008	2007
Description of changes in total equity under US GAAP:
Total equity as of the beginning of the year	$4,214	$2,594	$1,443
Cumulative-effect adjustment to retained earnings of the fair value option for Notes of Telecom Argentina, net of tax effect (*)	—	408	—
Other comprehensive income	24	78	3
Noncontrolling interest variation	(4)	13	(21)
Net income under US GAAP	1,241	1,121	1,169

Total equity as of the end of the year	$5,475	$4,214	$2,594

(*)	Cumulative-effect adjustment to retained earnings of the fair value option for Notes of Telecom Argentina is comprised as follows:

	January 1st, 2008	Gain (Loss)
Fair value option for Notes of Telecom Argentina
Book value of Notes under Argentine GAAP	$2,324
US GAAP adjustment for debt restructurings	579

Book value of Notes under US GAAP (i)	2,903
Fair value of Notes (ii)	2,268

Difference between book value and fair value of debt (i)–(ii)		$635
Reversal of Telecom Argentina debt issuance costs
Net carrying value of debt issue costs under Argentine GAAP	8
US GAAP adjustment for the restructured debt issue costs	(1)

Adjustment for net carrying value of debt issuance costs under US GAAP		(7)
Tax effects on US GAAP adjustments		(220)

Total cumulative-effect adjustment, net of tax effect		$408

a) Foreign currency translation

As indicated in Note 4.a, under Argentine GAAP, the financial statements of the Company’s foreign subsidiaries are translated using year-end exchange rate in accordance with RT 18. Translation adjustments are accumulated and reported as a separate component of shareholders’ equity.

Under US GAAP, Accounting Standards Codification (“ASC”) 830 requires determination of the functional currency related to foreign subsidiaries. In the case of foreign subsidiaries whose local currency is not the functional currency, the remeasurement of assets and liabilities to the functional currency is required prior to translation of assets and liabilities using the year-end exchange rate to the reporting currency.

Until December 31, 2007, the functional currency of Núcleo, a Paraguayan subsidiary, was the US dollar. Therefore, following the guidelines established in ASC 830, remeasurement adjustments were included in the income statement, while translation adjustments from the functional currency to the reporting currency, the Argentine Peso, were recorded as a separate component of shareholders’ equity.

Based on significant changes in the economic facts and circumstances affecting the operations of Núcleo, such as the generation of a substantial portion of its service revenues in guaraníes and the changes on the currency of its financial indebtedness from US dollar to guaraní, management has concluded that, as from year 2008, the Paraguayan currency, the guaraní, is the functional currency of such subsidiary.

Consequently, since January 1st, 2008, the functional currency of Núcleo has been changed from the US dollar to the guaraní.

The effects of such change were applied prospectively since the beginning of the year 2008. As the change resulted in the elimination of the reconciling item between Argentine GAAP and US GAAP, as from January 1st, 2008 there is no reconciling item that affects net income and total equity for the years 2009 and 2008.

b) Capitalization of foreign currency exchange differences

b.1) Under Argentine GAAP, foreign currency exchange differences (gains or losses) generated on or after January 6, 2002 through July 28, 2003, in connection with foreign-currency denominated debts as of such dates were allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements were met. Under US GAAP, foreign currency exchange differences cannot be capitalized, and were expensed as incurred. Therefore, such capitalization and its depreciation were reversed.

b.2) This adjustment represents the effect on depreciation for the years ended December 31, 2009, 2008 and 2007 and the accumulated depreciation at each year-end, of the adjustment described in b.1) above.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Differences between Argentine GAAP and US GAAP (continued)

c) Telecom Argentina’s Debt Restructurings

As discussed in Note 8.2 in year 2005 Telecom Argentina issued Notes in connection with the restructuring of its outstanding indebtedness (“Debt Restructuring”). The Debt Restructuring involved (i) the full settlement of certain outstanding loans of the Company and (ii) the combination of a partial debt settlement and a refinancing of the remaining outstanding loans of the Company with modified terms. In connection with (ii), the Company issued new debt instruments.

Under Argentine GAAP, the new debt instruments issued by Telecom Argentina were recorded at estimated net present value at restructuring date.

Under US GAAP, the Company concluded under ASC 470-60 that the Debt Restructuring represented a “troubled debt restructuring”. Accordingly, under US GAAP, the Debt Restructuring was accounted for as (i) a full settlement of certain outstanding loans with cash and (ii) a combination of a partial debt settlement and a continuation of debt with modified terms.

US GAAP reconciling item of net income for the year ended December 31, 2007 reflects the (i) reversal of the loss on accretion recognized under Argentine GAAP, (ii) reversal of interest expense of new debt instruments computed under Argentine GAAP, (iii) gain arising under US GAAP from principal prepayments and (iv) computation of interest expense under US GAAP.

This measurement criterion under US GAAP detailed above has been applied to the restructured debts of Telecom Argentina until December 31, 2007, the moment in which the Company adopted the amendments made to ASC 825 as described in d) below.

d) Fair value option for Notes of Telecom Argentina

On January 1, 2008, the Company adopted the provisions of the ASC 825 regarding fair value option for valuation of financial assets and liabilities. The fair value option can be elected on an instrument by instrument basis. The Company elected to fair value all series of the Notes of Telecom Argentina at the adoption date. Such Notes were originated from a troubled debt restructuring and were accounted for under US GAAP as described in c) above. Management of the Company believed that the fair value option better reflected the current value of the debt and approximated such debt value to that recorded under Argentine GAAP. Moreover, the adoption of the fair value for Notes of Telecom Argentina is consistent with the valuation criterion followed for the derivative contracts entered to in connection with this debt, which were recorded at fair value both under US GAAP and Argentine GAAP. Telecom Personal Notes were not generated from a troubled debt restructuring and therefore Management did not elect to fair value these Notes. No material differences existed between the fair value of the Notes of Telecom Personal and their book value under Argentine GAAP (which do not differ with respect to US GAAP for these instruments).

As a result of the election to fair value all series of the Notes of Telecom Argentina, the Company reversed the associated debt issuance costs previously capitalized.

The adjustment under US GAAP, net of tax effect, at the adoption date was $408 ($0.41 peso per share), which was recorded as a cumulative-effect adjustment to retained earnings as of January 1, 2008, while the subsequent effects of the fair value measurement were shown as a reconciliation item in the reconciliation between Argentine GAAP and US GAAP for each year.

On October 15, 2009, Telecom has cancelled the outstanding debt issued in accordance with the terms and conditions of the APE. As a result, the Company reversed the fair value adjustment made as of December 31, 2008 by $253, which was shown as an adjustment between net income under Argentine GAAP and US GAAP for the year 2009.

e) Other adjustments

The US GAAP reconciling items included under “other adjustments” were as follows for all years presented:

Included in the reconciliation of net income:

	Years ended December 31,
	2009	2008	2007
Inventories	$9	$(16)	$8
Present-value accounting	(21)	—	1
Foreign currency translation adjustment realized on Capital reimbursement of Núcleo	(13)	—	—
Fixed assets held for sale	—	—	(1)
Cost related to certain amendments of restructured debt terms	—	—	1

Total other adjustments (e)	$(25)	$(16)	$9

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Differences between Argentine GAAP and US GAAP (continued)

Included in the reconciliation of total equity:

	As of December 31,
	2009	2008	2007
Inventories	$1	$(8)	$8
Present-value accounting	(23)	(2)	(2)
Fixed assets held for sale	(2)	(2)	(2)
Cost related to certain amendments of restructured debt terms	—	—	(1)

Total other adjustments (e)	$(24)	$(12)	$3

•	Inventories

As indicated in Note 4.i., under Argentine GAAP, inventories are stated at replacement cost. Under US GAAP, inventories are stated at the lower of cost or market.

The adjustment corresponds to the difference between inventories at replacement cost and inventories at cost using the “First in first out” method (“FIFO”).

•	Present-value accounting

As indicated in Note 4.f., under Argentine GAAP, certain monetary liabilities are measured based on the calculation of their discounted value. Under US GAAP, discounting of these liabilities is precluded.

•	Foreign currency translation adjustment realized on Capital reimbursement of Núcleo

Under Argentine GAAP, RT 18 requires that translation adjustments must be disclosed and accumulated in a separate category of equity until the sale of the investment or until total or partial capital reimbursement takes place. Under US GAAP, ASC 830, requires translation adjustments to be disclosed and accumulated in a separate component of the consolidated equity until sale or until complete or substantially complete liquidation of the net investment in the foreign entity takes place. Consequently, the foreign currency translation adjustment realized on Capital reimbursement of $13 booked under Argentine GAAP must be reversed under US GAAP.

•	Fixed assets held for sale

Under Argentine GAAP, the Company classified certain fixed assets as held for sale which are stated at the lower of cost less accumulated depreciation at the time of transfer to the held-for-sale category, or market. However, under US GAAP, a long-lived asset to be sold is classified as held for sale only if all of the conditions of ASC 360 are met. As some of these conditions are not met under US GAAP, these assets have to be classified as held and used and depreciated. The US GAAP adjustment for the years presented represents the higher depreciation of such assets held and used under US GAAP as of each year-end.

•	Costs related to certain amendments of restructured debt terms

During 2006, Telecom Argentina agreed with certain financial creditors to amend its restructured debt terms to modify certain covenants.

Under Argentine GAAP, costs related to such amendment were deferred and amortized under the interest method over the remaining life of the related debt.

However, under US GAAP, the Company followed the guidance in ASC 470-50 which provides more specific rules to address how to account for costs related to the modification of debt terms. Under ASC 470-50, while the fees to be paid by the debtor to the creditor as part of the modification are to be amortized as an adjustment of interest expense over the remaining term of the modified debt instrument, the costs to be paid to third parties directly related to the modification (such as legal fees) are expensed as incurred. Therefore, the costs incurred with third parties during 2006 were expensed as incurred under US GAAP.

However, since the adoption of fair value measurement for Notes of Telecom Argentina as described in d) above, this US GAAP reconciliation item related to debt issuance costs of the Company has been eliminated.

f) Tax effects on US GAAP adjustments

The adjustment represents the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Differences between Argentine GAAP and US GAAP (continued)

g) Noncontrolling interest

The Company adopted in year 2009, the provisions of ASC 810 regarding accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary requiring that: a) noncontrolling interest to be presented in the consolidated statement of financial position within equity; and b) consolidated net income attributable to the noncontrolling interest to be presented on the face of the consolidated statement of income. As a result of the adoption of these standards, a reconciling item for the Noncontrolling interest was included in the Total equity and Net income under US GAAP and, additionally, the adjustment included until December 31, 2008 for the effect of Noncontrolling interest on the US GAAP adjustments was eliminated.

Net income under US GAAP for each year presented and Total equity under US GAAP as of each year-end are comprised as follows:

Net income under US GAAP	Years ended December 31,
	2009	2008	2007
Net Income under US GAAP attributable to Telecom Argentina	$1,226	$1,109	$1,148
Net Income under US GAAP attributable to Noncontrolling Interest	15	12	21

Net income under US GAAP	$1,241	$1,121	$1,169

Total equity under US GAAP

	As of December 31,
	2009	2008	2007
Total Telecom Argentina Shareholders’ equity under US GAAP	$5,383	$4,133	$2,538
Noncontrolling Interest under US GAAP	92	81	56

Total equity under US GAAP	$5,475	$4,214	$2,594

Changes in Noncontrolling interest under US GAAP for each year presented are comprised as follows:

Description of Changes in Noncontrolling Interest under US GAAP	Years ended December 31,
	2009	2008	2007
Noncontrolling Interest as of the beginning of the year	$81	$56	$56
Dividends	(12)	(20)	(24)
Noncontrolling interest’s foreign currency translation adjustments	14	33	3
Foreign currency translation adjustment realized on Capital reimbursement of Núcleo	(6)	—	—
Net income under US GAAP	15	12	21

Noncontrolling Interest as of the end of the year	$92	$81	$56

h) Accounting for stock transferred by the Argentine government to employees

Under Argentine GAAP, there are no specific rules governing the accounting to be followed by employers when a principal shareholder transfers shares to a company’s employees.

The Argentine government agreed to establish a Share Ownership Plan, principally for the benefit of the former employees of ENTel transferred to the Company. Under the terms of the plan, employees eligible to participate acquired the shares of the Company previously held by the Government for an amount significantly less than the then market value of the shares as of the Transfer Date.

Had the Company been required by SEC regulations to include a reconciliation between Argentine GAAP and US GAAP for the fiscal year 1991, it would have included as a reconciling item a charge amounting to $465 in the statement of income. However, this charge represented a reclassification between equity accounts, and consequently, it had no impact on total equity determined under US GAAP. The charge was calculated based upon the difference between the estimated total price per share paid by Nortel as of the Transfer Date and the purchase price to be paid by eligible employees.

i) Other Derivatives

As discussed in Note 8, the Company entered into several financing arrangements as part of the Debt Restructurings and the issuance of Personal’s new debt. These financial instruments contained derivative instruments that were “embedded” in the financial instruments, i.e. optional redemption and/or mandatory prepayment features. The Company assessed whether the economic characteristics of these embedded derivatives were clearly and closely related to the economic characteristics of the remaining component of the financial instruments (i.e., the host contract), according to the requirements of ASC 815. Since it was determined that the embedded derivative possessed economic characteristics that were clearly and closely related to the economic characteristics of the host contract, the embedded derivative were not separated from the host contract.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Differences between Argentine GAAP and US GAAP (continued)

j) Impairment of long-lived assets, except for indefinite-life PCS license

As indicated in Note 4.m., under Argentine GAAP, the carrying value of a long-lived asset is considered impaired by the Company when the expected discounted cash flows from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Under US GAAP, as a first step, the carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, undiscounted, from such an asset, is less than its carrying value. In such case, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.

Based on both Argentine GAAP and US GAAP assessments, there was no impairment identified for long-lived assets.

k) Accounting for Uncertainty in Income Taxes

Since January 1st, 2007, the Company has adopted the provisions of ASC 740-10 in relation with the accounting for uncertainty in Income Taxes. The adoption did not have any impact on the Company’s results nor Shareholders’ equity. Disclosures required under ASC 740-10 are not included because uncertain tax positions are immaterial.

II. Additional disclosure requirements

a) Disclosure of lease information

Under US GAAP, additional disclosures are required as per ASC 840, as follows:

Operating leases

In the normal course of business, the Company leases cell sites, switch sites, satellite capacity and circuits under various noncancelable operating leases that expire on various dates through 2019. Rental expense is recognized ratably over the lease terms. Future minimum lease payments as of December 31, 2009, are as follows:

Year ending December 31, 2010	95
Year ending December 31, 2011	62
Year ending December 31, 2012	20
Year ending December 31, 2013	9
Thereafter	9

Total	$195

Rental expense and lease of circuits for the years ended December 31, 2009, 2008 and 2007 are included in Note 17 h) under Lease of circuits and Rental expense accounts.

Information related to financial leases as of December 31, 2009 is described in Note 4.n.

b) Additional disclosure related to financial assets and liabilities recognized at “fair value”.

Since 2008, the Company adopted provisions of ASC 820 regarding the definition of the fair value of assets and liabilities and the framework to measure it. Its implementation had no impact on the valuation of assets and liabilities which were already recognized at fair value. However, ASC 820 establishes requirements for additional information disclosed in this section.

Among other things, ASC 820 establishes a hierarchy of fair value, based on the information used to measure the financial assets and liabilities and also establishes different valuation techniques (market approach, income approach and cost approach). According to ASC 820, valuation techniques used to measure fair value shall maximize the use of observable inputs.

The levels of hierarchy of “fair value” under ASC 820 are:

•	Level 1: Fair value determined by observable inputs in active markets for the same assets or liabilities.

•

Level 2: Fair value determined based on observable inputs that can result in prices of similar assets or liabilities in active markets, prices for identical assets or liabilities in inactive markets or from observable market correlation or other means.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Differences between Argentine GAAP and US GAAP (continued)

•	Level 3: Fair value determined by unobservable inputs where the reporting entity is required to develop its own assumptions.

Financial assets and liabilities recognized at fair value as of December 31, 2009 and 2008, their inputs, valuation techniques and the level of hierarchy, are listed below:

Derivative financial instruments (Forward contracts to purchase US dollars at fixed exchange rates): These derivative financial instruments are included in other current receivables and in current debt by $1 and $3, respectively, as of December 31, 2009. Their fair value arises from quoted market prices provided by major financial institutions, therefore their valuation is classified as Level 2.

Comparatively, derivative financial instruments included in other current receivables amounted $22 as of December 31, 2008. Their fair value was determined by information obtained in the “Open Electronic Market” (the MAE), the most representative market for this type of instruments in Argentina. As the MAE determines the values based on actual transactions and calculations regarding the volatility of the currency, the derivative financial instruments’ valuation was classified as Level 2.

Mutual Funds: These funds are included in current investments. The amount as of December 31, 2009 and 2008, is $ 136 and $148, respectively. The fair value is based on information obtained from active markets and corresponds to quoted market prices as of year end; therefore its valuation is classified as Level 1.

Telecom Argentina notes: As detailed in I.d) above, Telecom Argentina Notes were recognized at fair value under US GAAP as of December 31, 2008. The fair value of these notes, which are included in current and non – current debt, was $ 1,009 as of December 31, 2008. The fair value of these notes was based on the purchase price of notes bought by the Company in the last quarter of 2008 or, if the purchase price was not available, on the average quoted market prices provided by financial agencies. Therefore its valuation is classified as Level 2. As detailed in I.d) above, these notes were cancelled during 2009.

c) Disclosures about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments. Under US GAAP, it is required to disclose fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Additionally it is required the disclosure of credit risk concentrations. See Note 3.g. for details of concentration of credit risk. The financial instruments which are discussed in this section include, among others, cash and cash equivalents, accounts receivable, accounts payable and other instruments.

Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

The methods and assumptions used to estimate the fair values of each class of financial instrument as of December 31, 2009 and 2008 are as follows:

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, to be cash and cash equivalents. The carrying amount reported in the balance sheet approximates fair value.

Accounts receivable, net

Carrying amounts are considered to approximate fair value due to the short term nature of these accounts receivables and no significant changes in interest rates. All amounts that are assumed to be uncollectible within a reasonable time are written off and/or reserved.

Accounts payable

The carrying amount of accounts payable reported in the balance sheet approximates its fair value due to the short term nature of these accounts payable and no significant changes in interest rates.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Differences between Argentine GAAP and US GAAP (continued)

Debt

The fair value of the Company’s debt as of December 31, 2009 and 2008 is based on the purchase price of notes bought by the Company or, if purchase price is not available, on the average quoted market prices. As of December 31, 2009, the fair value of the Company’s debt was $853 and the related carrying amount was $818 under Argentine GAAP. As of December 31, 2008, the fair value of the Company’s debt was $1,702 and the related carrying amount was $2,043 under Argentine GAAP.

Other receivables and other liabilities

The carrying amount of other receivables and other liabilities reported in the balance sheet approximates fair value due to their short-term nature.

d) Risks and uncertainties

The Company’s customers are mostly concentrated in Argentina. Historically, social, political and economic conditions in Argentina are volatile and may impair the Company’s operations. Furthermore, Argentine economy was affected in year 2009 by the international financial crisis as well as many other countries worldwide. This volatility could make it difficult for the Company to develop its business, generate revenues or achieve or sustain profitability. In the past, volatility has been caused by: currency devaluation, significant governmental influence over many aspects of local economies, political and economic instability, unexpected changes in regulatory requirements, social unrest or violence, slow or negative economic growth, imposition of trade barriers, and monetary and currency exchange and price controls. Most of all of these factors occurred at various times in the past few years and still occur today in the Company’s core target market in Argentina. The Company has no control over these matters.

The Company’s future results of operations and financial condition could be impacted by the following factors, among others:

•	the ability to finance and manage expected growth;

•	customer churn-rates;

•	impact of competitive services, products and pricing;

•	dependence on key personnel;

•	legal proceedings;

•	government regulation; and

•	level of economic activity in Argentina.

e) Asset retirement obligations

The balance of the Company’s asset retirement obligations as of December 31, 2009 and 2008 was $44 and $37, respectively and is included in other long-term liabilities on the consolidated balance sheets. Accretion expense and settlements during 2009 and 2008 were not significant.

f) Segment Information

As discussed in Note 13, the Company has identified its operating segments to be the six legal entities through which it conducts business. The identification of these segments is consistent with the requirements of ASC 280-10.

Under Argentine GAAP, the Company has combined these operating segments into two reportable segments based on the nature of products and services provided by the entities. The two reportable segments under Argentine GAAP are: Voice, data and Internet services and Wireless services.

ASC 280-10 indicates that two or more operating segments may be combined into a single operating segment if aggregation is consistent with the objective and basic principles of the Statement, if the segments have similar economic characteristics, and, if the segments are similar in each of the following areas (a) the nature of products and services, (b) the nature of the production processes, (c) the type or class of customer for products and services, (d) the method used to distribute products or provide services and (e) if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar.

The Company has assessed whether the operating segments combined to create the “Wireless services” reportable segment have similar economic characteristics. As such, the Company determined that Núcleo (the subsidiary which provides wireless services in Paraguay) does not show similar long-term average gross margins with those of Personal. Accordingly, following the guidance in ASC 280-10, Núcleo would not be aggregated together with Personal to create one reportable segment, but rather it would be shown as a separate operating segment.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Differences between Argentine GAAP and US GAAP (continued)

Even though Núcleo and Personal have been combined into one reportable segment under Argentine GAAP, Note 13 to the consolidated financial statements discloses information for both Personal and Núcleo separately and a column totaling both entities to report the wireless reportable segment.

Considering that separate information for Núcleo is already disclosed in Note 13, the effect of the application of ASC 280-10 would only be the (i) elimination of the column totaling Personal and Núcleo and (ii) labeling Núcleo as a separate Wireless segment.

g) Sale of equity interest in Publicom

As discussed in Note 4.w) under Argentine GAAP, the sale of equity interest in Publicom has been accounted for as “Discontinued operation”.

Additionally, the Company has assessed whether this transaction shall be accounted for as a “Discontinued operation” under US GAAP in accordance with ASC 360.

The Company has concluded that the disposal of Publicom meets the conditions stated under US GAAP to be reported as discontinued operations. Although this disposal transaction is expected to be generated continuing cash flows by Telecom Argentina as result of its continuing involvement, the Company has considered that such continuing cash flows are not significant compared to those that would have been generated by Publicom absent the sale transaction and there is no significant continuing involvement in the operations and core business of Publicom. As a consequence, the Company concluded that classification of the sale of Publicom as a discontinued operation is also appropriate under US GAAP.

h) Balance sheet classification differences

Deferred income taxes

Under Argentine GAAP, the net deferred tax asset or liability has been classified as a non-current tax receivable or payable as of each year end.

Under US GAAP, the classification of the deferred tax for a temporary difference is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For temporary differences not related to an asset or liability for financial reporting or for loss carryforwards, the deferred tax should be classified according to the expected reversal date of the temporary difference or carryforward.

As of December 31, 2009, the net current deferred tax asset was $128 and the net non-current deferred tax liability was $299 under US GAAP. As of December 31, 2008, the net current and non-current deferred tax liability was $273 and $12, respectively under US GAAP.

Restricted cash

Under Argentine GAAP, as described in Note 11, the Company has classified restricted cash amounting to $34 as other receivables, as of December 31, 2009. Under US GAAP, restricted cash may be shown as a separate line item on the face of the balance sheet or classified as cash or investments, as appropriate, but identified in the notes to the financial statements. The restricted cash was $24 as of December 31, 2008.

Revenue recognition

As indicated in Note 4.b, under Argentine GAAP, installation fees are recognized at the time of installation or activation. Associated direct expenses are expensed as incurred. These costs exceed installation revenues for all years presented.

For US GAAP purposes, non-refundable installation fees are deferred and recognized over the estimated customer relationship period. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to the amount of deferred revenues. Since installation costs exceed installation revenues for all years presented and considering that this excess is recognized immediately, there is no measurement difference between Argentine GAAP and US GAAP in this regard. However, the amount of assets and liabilities under US GAAP would differ as a result of the deferral of revenues and related costs. This effect for US GAAP purposes of recording the related deferred asset and liability is not significant for the years presented.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Differences between Argentine GAAP and US GAAP (continued)

Classification of Telecom Argentina’s restructured debt

Under Argentine GAAP, Telecom Argentina has classified the outstanding balance of its restructured debt as of December 31, 2008 as current and non-current based on the contractual maturity of the new debt instruments adjusted to reflect Telecom Argentina’s intent and ability to apply estimated cash flows to make prepayments. As described in Note 8 in making the classification, Telecom Argentina used its best estimates of generating cash flows during the following years.

Under US GAAP, current restructured debt included amounts due within the next twelve months at the balance sheet date. All other amounts were classified as non-current. Therefore, as of December 31, 2008, current and non current debt under US GAAP would have been $218 and $1,571, respectively.

i) Indefeasible rights of use

Acquisition of indefeasible rights of use

In the ordinary course of business, the Company enters into certain capacity agreements (the “IRU Contracts”) pursuant to which the Company purchases the rights to use of fiber optic capacity for a period of 10 – 15 years. The rights of use purchased in 2009 amounted to $23 of which $18 is still outstanding as of December 31, 2009. The Company is also committed to pay operation and maintenance costs (O&M) over the life of the IRU contracts. In relationship to the rights of use purchased in 2008, $22 is still outstanding as of December 31, 2009.

Under Argentine GAAP, the Company recognized the up-front cash payment and the remaining payable related to the IRU Contracts as an intangible asset. The intangible asset is being amortized under the straight-line method over the term of the Contracts. Amortization expense is included under intangible amortization in the statement of income.

Under US GAAP, the Company determined that these contracts do not contain a lease element, rather they are service contracts. In addition, under US GAAP, neither the cash up-front payments nor the remaining amount payables under the contracts qualify for recognition as intangible assets. Rather the prepayment would be recognized as a prepaid asset. The Company would recognize service expense on a straight-line basis over the term of the IRU contracts. Accordingly, amortization expense would have been reduced by $11, $10 and $7 for the years ended December 31, 2009, 2008 and 2007, respectively, and service expense would have been increased by same amounts for those years.

Sale of indefeasible rights of use

In the ordinary course of business, the Company entered into certain capacity agreements, pursuant to which the Company provides the right to use capacity. As of December 31, 2009, $26 related to the capacity agreements is still uncollected.

Under Argentine GAAP, the Company recognized this uncollected receivable and liability (deferred revenue) related to these agreements. The Company will recognize revenue under the straight-line method over the term of the agreement.

Under US GAAP, the remaining amount under the contracts do not qualify for recognition as liability (deferred revenue), and therefore receivable and liability recognized under Argentine GAAP should be reversed under US GAAP.

j) Income statement classification differences

The following table reconciles the operating income as shown in the statement of income under Argentine GAAP to the operating income that would be reported under US GAAP, which contemplate classification differences under US GAAP:

	Years ended December 31,
	2009	2008	2007
Operating income under Argentine GAAP	$2,762	$2,041	$1,636
Depreciation of foreign currency exchange differences	10	39	104
Other expenses, net classified as operating loss under US GAAP	(175)	(202)	(62)
Inventories	2	(14)	(51)
Amortization of debt issuance cost of Telecom	1	7	—
Interests related to asset retirement obligations as operating loss under US GAAP	(4)	—	—
Foreign currency translation	—	—	2
Other	—	—	(1)

Operating income under US GAAP	$2,596	$1,871	$1,628

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Differences between Argentine GAAP and US GAAP (continued)

k) Earnings per share

Under Argentine GAAP, the Company computes net income per common share and dividends per share by dividing the net income for the period by the weighted average number of common shares outstanding.

Under US GAAP, basic and diluted net income per share is presented in conformity with ASC 260 for all years presented.

Basic net income per share is computed by dividing the net income available to common shareholders for the year by the weighted average shares of common stock outstanding during the year. Diluted net income per share is computed by dividing the net income for the year by the weighted average number of common and dilutive potential common shares then outstanding during the year. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts as described in ASC 260.

The following tables set forth the computation of basic and diluted net income per share (for continuing and discontinued operations) for the years indicated:

	Years ended December 31,
	2009	2008	2007
Numerator: (Net income under US GAAP attributable to Telecom Argentina)
from continuing operations	1,226	1,109	1,046
from discontinued operations	—	—	102
Net income under US GAAP	1,226	1,109	1,148
Denominator:
Number of shares outstanding	984,380,978	984,380,978	984,380,978
Basic and diluted net income per common share attributable to Telecom Argentina
from continuing operations	1.25	1.13	1.06
from discontinued operations	—	—	0.11
Net income per common share, attributable to Telecom Argentina	1.25	1.13	1.17

l) Cash flows statement classification differences

The statements of cash flows presented in the primary financial statements are prepared based on Argentine GAAP amounts. Under both Argentine GAAP and US GAAP, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As a result, no differences exist between the total amount of the increase or decrease in cash and cash equivalents reported in the primary financial statements and the same totals that would be reported in a statement of cash flows prepared based on US GAAP amounts. However, as discussed further below, certain differences exist between cash flows from operating, investing and financing activities reported in the primary financial statements and the cash flows from operating, investing and financing activities.

Under Argentine GAAP, payments to creditors for interest and withholding tax payments were reported as financing activities whereas these transactions would be classified as cash flows used in operating activities for US GAAP purposes. Additionally, under Argentine GAAP, cash outflows for the acquisition of indefeasible rights of use, which amounted to $17, $15 and $31 for fiscal years 2009, 2008 and 2007, respectively, were reported as investing activities. Under US GAAP, these transactions would be classified as cash outflows from operating activities.

Under US GAAP, the total amounts of cash and cash equivalents at the beginning and end of the years shown in the consolidated statements of cash flows are required to be the same amounts as similarly titled line items shown in the balance sheets, as of those dates. A table reconciling the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows is included in Note 6 to the financial statements.

In addition, under Argentine GAAP the effect of exchange rate changes on cash and cash equivalents were not disclosed by presenting a fourth cash flow statement category as required by US GAAP.

The following tables set forth the condensed statements of cash flows prepared in accordance with US GAAP:

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Differences between Argentine GAAP and US GAAP (continued)

	Years ended December 31,
	2009	2008	2007
Cash flows provided by operating activities from continuing operations	$3,042	$3,049	$2,605

Cash flows from investing activities from continuing operations
Acquisition of fixed assets and intangible assets	(1,474)	(1,546)	(1,212)
Acquisition of Cubecorp	—	(97)	—
Investments not considered as cash and cash equivalents and others	260	341	(512)

Total cash flows used in investing activities from continuing operations	(1,214)	(1,302)	(1,724)

Cash flows from financing activities from continuing operations
Debt proceeds	361	91	45
Payment of debt	(1,852)	(1,444)	(1,290)
Payment of capital reimbursement of Núcleo	(8)	—	—
Dividends paid	(19)	(20)	(38)

Total cash flows used in financing activities from continuing operations	(1,518)	(1,373)	(1,283)

Cash flows from investing activities from discontinued operations
Proceeds for the sale of equity investees	—	—	182

Total cash flows provided by investing activities from continuing operations	—	—	182

Increase (Decrease) in cash and cash equivalents from continuing operations	310	374	(402)
Increase in cash and cash equivalents from discontinued operations	—	—	182
Effect of exchange rate changes on cash and cash equivalents	61	70	17

Increase (Decrease) in cash and cash equivalents	371	444	(203)
Cash and cash equivalents at the beginning of year	902	458	661

Cash and cash equivalents at year end	$1,273	$902	$458

m) Changes in useful lives of fixed assets

As indicated in Note 12, during the second quarter of 2009 the Company performed an integral review of the useful lives of the fixed assets and certain intangible assets as from January 1st, 2009, based on the work of independent appraisals (“Organización Levín de Argentina S.A.”).

As a result of this review, independent appraisals confirmed the appropriateness of the existing useful lives of Telecom Argentina and Personal’s fixed assets, with certain exceptions relating to the External access copper cables, TDM Switches, Customer premises transmission equipment, 2G GSM technology equipment and Software obtained or developed for internal use.

The Company has adopted the recommendations made by the independent appraisals on the items above-mentioned and, as provided for in current accounting standards, adjusted the charge for depreciation for the year, prospectively since January 1, 2009. This change resulted in a $129 decrease in depreciation expense ($84 net of tax effect, representing a net gain of $ 0.09 peso per share) for the year ended December 31, 2009 ($113 in the Voice, data and Internet segment and $16 in the Wireless segment).

n) Severance payments

Under Argentine law and labor agreements, the Company is required to make minimum severance payments to its employees dismissed without cause and employees leaving its employment in certain other circumstances. Under Argentine GAAP, severance payments are expensed as incurred. US GAAP requires the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability under US GAAP.

o) Investments in debt securities

Note 17.c) to the financial statements presents the additional disclosure requirements in accordance with ASC 320, related to the accounting for Certain Investments in Debt and Equity Securities.

p) Software developed or obtained for internal use

Under US GAAP, ASC 350-40 requires that certain internal and external costs associated with the purchase and/or development of internal use software be capitalized rather than expensed. The adoption of this standard under US GAAP had no impact on the Company’s financial position or results of operations since the Company’s policy in capitalizing/expensing software costs is aligned to ASC 350-40.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Differences between Argentine GAAP and US GAAP (continued)

q) Other comprehensive income

Under US GAAP, ASC 220 establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This ASC requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Accumulated other comprehensive income is presented below, net of income tax benefit/expense:

	Years ended December 31,
	2009	2008	2007
Net income under US GAAP	$1,241	$1,121	$1,169
Other comprehensive income:
Foreign currency translation adjustments	32	70	3
Derivative instruments	(13)	13	—
Noncontrolling interest in foreign currency translation adjustments	14	33	3
Tax benefit (expense)	5	(5)	—

Total Other Comprehensive income	$38	$111	$6

Comprehensive income	$1,279	$1,232	$1,175

	As of December 31,
	2009	2008	2007
Foreign currency translation adjustments	186	140	37
Gain for derivative instruments	—	13	—
Tax income	—	(5)	—

Accumulated other comprehensive income	$186	$148	$37

r) Valuation and qualifying accounts

Under the Regulation S-X of the SEC, the Company is required to file Schedule II “Valuation and qualifying accounts”. This schedule is designed to present an analysis of valuation reserves, such as the allowance for doubtful accounts. Note 17.e) to the Argentine GAAP financial statements presents this information for the years indicated. The Company considers this information is similar in format and content to that required by the SEC.

s) Recently issued accounting pronouncements

In June 2009, the FASB included amendments to ASC 860-10 to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. The amendments are effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The adoption of the amendments will not have any impact on the Company’s current financial position nor results of operations.

In June 2009, the FASB included amendments to ASC 810-10 with the objective of improving financial reporting by enterprises involved with variable interest entities, and to provide more relevant and reliable information to users of financial statements. These amendments are effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The adoption of the amendments will not have any impact on the Company’s current financial position nor results of operations.

In August 2009, the FASB issued Accounting Standards Update 2009-05 (ASU 2009-05), which includes modifications to ASC 820-10. This update provides additional guidance in circumstances in which a quoted price in an active market for the identical liability is not available. This ASU is effective for the first reporting period (including interim periods) beginning after its issuance. The adoption of this ASU did not have any impact on the Company’s current financial position nor results of operations.

In October 2009, the FASB issued Accounting Standards Update 2009-13 (ASU 2009-13). The objective of this Update is to address amendments to the accounting for multiple-deliverable arrangements. This ASU is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently analyzing the impact that the adoption of the ASU will have on the Company’s financial position and results of operations.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Differences between Argentine GAAP and US GAAP (continued)

In January 2010, the FASB issued Accounting Standards Update 2010-06 (ASU 2010-06). The objective of the ASU is to include new disclosures and clarifications to ASC 820-10. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently analyzing the impact that the adoption of the ASU will have on the Company’s financial position and results of operations.

16. Adoption of IFRS

On December 30, 2009, the CNV issued Resolution No. 562/09 (“RG 562/09”) adopting RT26 of the FACPCE for certain public companies (as defined by Law No. 17,811 – Regime for Public Offering). RT26 adopts IFRS as issued by the International Accounting Standards Board (“IASB”), effective for fiscal years beginning January 1, 2012, while early adoption is permitted for fiscal year beginning January 1, 2011. RG 562/09 also provides for the preparation of financial statements in accordance with IFRS as supplementary information of the statutory financial statements for the fiscal year beginning January 1, 2010.

RG 562/09 also establishes that the Board of Directors of the companies that are required to prepare its financial statements according with RT26 – i.e. the Company and Personal- should make a public release to the market (the latter April 30, 2010) to inform the approval of an specific implementation plan (“the Implementation Plan”) as “Relevant event” through the CNV and the BCBA.

At the date of issuance of these consolidated financial statements, the Company has prepared an Implementation Plan following the guidance of RG 562/09 to be approved by the Board of Directors, considering the adoption dates established in RG 562/09.

It is noted that since RT26 was issued, the Company has made progress in the diagnostic of the main measurement and disclosures differences between Argentine GAAP and IFRS in the Telecom Group.

The main valuation differences between Argentine GAAP and IFRS which have been identified as of the date of these financial statements are as follows:

a)	Inventories: Under Argentine GAAP inventories are stated at replacement cost. Under IFRS inventories are valued at cost, while “last in first out” method is not allowed.

b)	Capitalization of foreign currency exchange differences: Under Argentine GAAP, foreign currency exchange differences (gains or losses) generated on or after January 6, 2002 through July 28, 2003, in connection with foreign-currency denominated debts as of such dates were allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements were met. Under IFRS, capitalization of foreign currency exchange differences is permitted within certain limits. Therefore, the amounts capitalized under Argentine GAAP in excess of those allowed by IFRS and its reductions, net of accumulated depreciation, should be reversed.

c)	Fixed assets held for sale: Under Argentine GAAP the Company classifies certain fixed assets as held for sale which are included under the caption “Other assets”. Under IFRS a long-lived asset to be sold is classified as held for sale only if certain conditions are met. As some of these conditions are not met under IFRS, these assets have to be included under Fixed assets and be depreciated.

d)	Customer loyalty programs: Personal offers to its customers an incentive program. Under Argentine GAAP such program is accounted for based on actuarial calculations considering the cost of the points expected to be exchanged by the customers. Such cost is recorded as operating expenses. Under IFRS the obligations related to such program should be accounted for accounted for based on actuarial calculations considering the fair value of the points expected to be exchanged by the customers and should be accounted for in the item “Net sales”.

e)	Noncontrolling Interest: Under IFRS noncontrolling interest in a subsidiary should be presented as a caption of the consolidated statement of changes in Shareholders’ equity instead of being presented as a separate caption between total liabilities and equity as required by Argentine GAAP. Moreover, consolidated net income, consolidated comprehensive income and the related amounts of each attributable to the parent and the noncontrolling interest, should be disclosed separately on the face of the consolidated statement of income.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16. Adoption of IFRS (continued)

Additionally, other typical differences of telecommunications industry have been identified, such as:

f)	Revenue recognition: IFRS establish specific rules for revenue recognition for bundling transactions (i.e. handsets and service contracts).Those rules differ in certain aspects with Argentine GAAP.

g)	Intangible assets: Under IFRS certain directly attributable subscriber acquisition costs regarding contracts with a minimum contractual period and an enforced termination penalty can be capitalized only if certain conditions are met (as is the case for postpaid and “cuentas claras” customers in the mobile business). There are no similar provisions for the treatment of subscriber acquisition costs under Argentine GAAP.

Moreover, the main disclosure differences that have been identified as of the date of issuance of these consolidated financial statements are the following:

a)	IFRS allows presentation of assets and liabilities in increasing or decreasing order of liquidity in the statement of financial position, however Argentine GAAP requires following a decreasing order of liquidity.

b)	There are no specific rules under IFRS in the form to present the income statement of a company. Presentation of income and expenses by nature or by activity is allowed (cost of services provided, administration and selling expenses).

c)	The items that are included under Other expenses under Argentine GAAP should be classified as operating expenses or financial results under IFRS, as the case may be.

d)	IFRS contemplate the preparation of condensed Interim financial statements which result in an easier set of information than the annual financial statements and, in certain aspects, differ from the present consolidated financial statements.

On the other hand, IFRS establish more disclosure requirements than those actually required under Argentine GAAP (for annual reports), basically related to credit, liquidity and market risks, related parties, financial instruments and fair value of assets and liabilities, among others.

It should be noted that the abovementioned differences result from the differences between Argentine GAAP and IFRS that are effective as of the date of issuance of these consolidated financial statements.

Finally, it is important to point out that valuation differences mentioned in a), b), c) and e) above are the same than those that have been identified for the preparation of the reconciliation between Argentine GAAP and US GAAP. Consequently, their accumulated impact as of December 31, 2009 and 2008 is disclosed in Note 15 to these consolidated financial statements.

Once the Board of Directors approves the Implementation Plan, the Company and its subsidiaries would advance on its implementation.

17. Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Securities and equity investments

d.	Current investments

e.	Allowances and provisions

f.	Cost of services

g.	Foreign currency assets and liabilities

h.	Expenses

i.	Aging of assets and liabilities

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

17. Other financial statement information (continued)

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions	Foreign currency translation adjustments	Transfers	Decreases	As of the end of the year
Land	124	—	1	2	—	127
Building	1,541	—	—	9	(5)	1,545
Tower and pole	416	—	8	23	—	447
Transmission equipment	4,532	19	56	221	(16)	4,812
Wireless network access	1,707	—	17	186	(15)	1,895
Switching equipment	4,489	2	20	166	—	4,677
Power equipment	658	—	11	75	—	744
External wiring	6,366	—	—	237	(1)	6,602
Computer equipment	3,756	31	43	504	—	4,334
Telephony equipment and instruments	891	1	32	8	—	932
Equipment lent to customers at no cost.	165	48	27	1	(27)	214
Vehicles	158	22	2	—	(13)	169
Furniture	84	2	2	3	—	91
Installations	377	2	5	14	—	398
Improvements in third parties buildings	117	1	—	12	—	130
Work in progress	632	1,543	10	(1,452)	—	733

Subtotal	26,013	(a) 1,671	234	9	(77)	27,850
Asset retirement obligations	37	3	1	—	—	41
Advances to suppliers	19	—	—	(4)	—	15
Materials	212	(b) 127	9	(5)	(109)	234

Total as of December 31, 2009	26,281	1,801	244	—	(186)	28,140

Total as of December 31, 2008	24,778	(c) 1,822	110	—	(429)	26,281

	Depreciation						Net carrying value as of December 31, 2009	Net carrying value as of December 31, 2008
Principal account	Accumulated as of the beginning of the year	Annual rate (%)	Amount	Foreign currency translation adjustments	Decreases and transfers	Accumulated as of the end of the year
Land	—	—	—	—	—	—	127	124
Building	(890)	2 – 7	(34)	—	4	(920)	625	651
Tower and pole	(287)	5 – 7	(20)	(5)	—	(312)	135	129
Transmission equipment	(3,746)	10 –13	(201)	(29)	16	(3,960)	852	786
Wireless network access	(1,250)	10 –12	(110)	(9)	12	(1,357)	538	457
Switching equipment	(3,890)	10 –15	(123)	(15)	—	(4,028)	649	599
Power equipment	(534)	7 – 10	(35)	(9)	(1)	(579)	165	124
External wiring	(5,007)	6	(184)	—	4	(5,187)	1,415	1,359
Computer equipment	(2,960)	18 –20	(291)	(30)	—	(3,281)	1,053	796
Telephony equipment and instruments	(848)	13 –20	(12)	(28)	—	(888)	44	43
Equipment lent to customers at no cost	(128)	50	(48)	(25)	27	(174)	40	37
Vehicles	(92)	20	(24)	(2)	13	(105)	64	66
Furniture	(70)	9 – 11	(5)	(2)	—	(77)	14	14
Installations	(267)	7 – 10	(18)	(4)	2	(287)	111	110
Improvements in third parties buildings	(80)	3	(12)	—	(1)	(93)	37	37
Work in progress	—	—	—	—	—	—	733	632

Subtotal	(20,049)		(1,117)	(158)	76	(21,248)	6,602	5,964
Asset retirement obligations	(25)	10 -14	(2)	(1)	—	(28)	13	12
Advances to suppliers	—	—	—	—	—	—	15	19
Materials	—	—	—	—	—	—	234	212

Total as of December 31, 2009	(20,074)		(d)(1,119)	(159)	76	(21,276)	6,864	6,207

Total as of December 31, 2008	(19,020)		(d)(1,303)	(68)	317	(20,074)	6,207

(a)	Includes $17 in Transmission equipment, $48 in Equipment lent to customers at no cost and $67 in Work in progress, transferred from materials.
(b)	Net of $132 transferred to fixed assets.
(c)	Includes $166 corresponding to additions incorporated through the acquisition of Cubecorp.
(d)	Includes $(10) and $(39) in December 2009 and 2008, respectively, corresponding to the depreciation of capitalized foreign currency exchange differences (Note 4.c). In December 2008, includes $(36) corresponding to the accumulated depreciation from the additions incorporated through the acquisition of Cubecorp.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

17. Other financial statement information (continued)

(b) Intangible assets, net

	Original value
Principal account	As of the beginning of the year	Additions	Foreign currency translation adjustments	As of the end of the year
Software obtained or developed for internal use	450	—	10	460
Debt issue costs	37	—	—	37
PCS license	658	—	—	658
Band B license and PCS license (Paraguay)	240	—	54	294
Rights of use	204	23	—	227
Exclusivity agreements	54	—	—	54
Customer relationship	2	—	—	2

Total as of December 31, 2009	1,645	23	64	1,732

Total as of December 31, 2008	1,570	(a) 43	32	1,645

	Amortization				Net carrying value as of December 31, 2009	Net carrying value as of December 31, 2008
Principal account	Accumulated as of the beginning of the year	Amount	Foreign currency translation adjustments	Accumulated as of the end of the year
Software obtained or developed for internal use	(447)	(2)	(10)	(459)	1	3
Debt issue costs	(32)	(3)	—	(35)	2	5
PCS license	(70)	—	—	(70)	588	588
Band B license and PCS license (Paraguay)	(239)	—	(54)	(293)	1	1
Rights of use	(57)	(14)	—	(71)	156	147
Exclusivity agreements	(28)	(3)	—	(31)	23	26
Customer relationship	—	—	—	—	2	2

Total as of December 31, 2009	(873)	(b) (22)	(64)	(959)	773	772

Total as of December 31, 2008	(810)	(c) (32)	(31)	(873)	772

a)	Includes $2 corresponding to additions incorporated through the acquisition of Cubecorp.
b)	An amount of $(16) is included in cost of services, $(3) in selling expenses and $(3) in financial results, net.
c)	An amount of $(16) is included in cost of services, $(1) in administrative expenses, $(5) in selling expenses and $(10) in financial results, net.

(c) Securities and equity investments

Issuer and characteristic of the securities	Market value	Number of securities	Net realizable value as of December 31, 2009	Cost value as of December 31, 2009	Book value as of December 31, 2009	Book value as of December 31, 2008
CURRENT INVESTMENTS
Mutual funds
FBA Renta $ Banco Frances	$2.59	22,508,828	58	58	58	—
Fima Premium Clase B Banco Galicia	$1.30	36,993,516	48	48	48	52
Optimun CDB$ Clase B BNP	$1.97	7,064,900	14	14	14	27
Other mutual funds			—	—	—	65

Total mutual funds			120	120	120	144

Government bonds
Germany Government bonds			—	—	—	(i) 223

Total government bonds			—	—	—	223

Related parties – Mutual funds
Alpha $ Clase A Standard Bank	$1.32	11,974,913	16	16	16	4

Total related parties			16	16	16	4

Total current investments			136	136	136	371

(i)	The Company had classified these securities as held-to-maturity as management had the intent and ability to hold them to maturity (March 2009).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

17. Other financial statement information (continued)

(d) Current investments

	Cost as of December 31, 2009	Book value as of
		December 31, 2009	December 31, 2008
CURRENT INVESTMENTS
Time deposits
With an original maturity of three months or less
In foreign currency (Note 17.g)	$418	$418	$611
In Argentine pesos	653	657	107

Total cash and cash equivalents	$1,071	$1,075	$718

With an original maturity of more than three months
In Argentine pesos - Related parties	$16	$16	$—

Total related parties	$16	$16	$—

Total current investments	$1,087	$1,091	$718

NON-CURRENT INVESTMENTS
In Argentine pesos - Related parties	$—	$—	$6

Total related parties	$—	$—	$6

Total non-current investments	$—	$—	$6

(e) Allowances and provisions

Items	Opening balances	Additions	Reclassifications	Deductions	As of December 31, 2009
Deducted from current assets
Allowance for doubtful accounts receivables	136	131	1	(124)	144
Allowance for doubtful accounts and other assets	13	—	—	—	13
Regulatory contingencies	11	—	6	(13)	4
Allowance for obsolescence of inventories	16	25	—	(20)	21

Total deducted from current assets	176	156	7	(157)	182

Deducted from non-current assets
Allowance for doubtful accounts receivables	1	—	(1)	—	—
Valuation allowance of net deferred tax assets (a)	12	2	—	(1)	13
Regulatory contingencies	75	6	(6)	—	75
Allowance for doubtful accounts and other assets	20	4	—	—	24
Write-off of materials	19	16	—	(10)	25

Total deducted from non-current assets	127	28	(7)	(11)	137

Total deducted from assets	303	(b) 184	—	(168)	319

Included under current liabilities
Provision for contingencies	36	26	41	(30)	73

Total included under current liabilities	36	26	41	(30)	73

Included under non-current liabilities
Provision for contingencies	319	96	(41)	—	374

Total included under non-current liabilities	319	96	(41)	—	374

Total included under liabilities	355	(c) 122	—	(30)	447

(a)	This allowance is included in Taxes payable non-current.
(b)	Includes $131 in selling expenses, $51 in other expenses, net and $2 in income tax.
(c)	Includes $(36) and $158 in other expenses, net.
(d)	Includes $(14) corresponding to legal fees for compliance with the Tax Regularization Regime, reclassified to Other liabilities.

Items	Opening balances	Additions	Reclassifications	Deductions	As of December 31, 2008
Deducted from current assets
Allowance for doubtful accounts receivables	126	67	(1)	(56)	136
Allowance for doubtful accounts and other assets	11	2	1	(1)	13
Regulatory contingencies	12	—	1	(2)	11
Allowance for obsolescence of inventories	18	12	—	(14)	16

Total deducted from current assets	167	81	1	(73)	176

Deducted from non-current assets
Allowance for doubtful accounts receivables	—	—	1	—	1
Valuation allowance of net deferred tax assets (a)	106	(2)	—	(92)	12
Regulatory contingencies	64	12	(1)	—	75
Allowance for doubtful accounts and other assets	17	4	(1)	—	20
Write-off of materials	20	11	—	(12)	19

Total deducted from non-current assets	207	25	(1)	(104)	127

Total deducted from assets	374	(e) 106	—	(177)	303

Included under current liabilities
Provision for contingencies	49	—	25	(38)	36

Total included under current liabilities	49	—	25	(38)	36

Included under non-current liabilities
Provision for contingencies	243	101	(25)	—	319

Total included under non-current liabilities	243	101	(25)	—	319

Total included under liabilities	292	(f) 101	—	(38)	355

(e)	Includes $67 in selling expenses, $41 in other expenses, net and $(2) in income tax.
(f)	Includes $100 in other expenses, net and $1 corresponds to the acquisition of Cubecorp.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

17. Other financial statement information (continued)

(f) Cost of services

	Years ended December 31,
	2009	2008	2007
Inventory balance at the beginning of the year	$267	$175	$188
Plus:
Purchases	1,134	1,101	928
Holding results on inventories	(7)	2	(59)
Deductions from allowance for obsolescence of inventories	(20)	(14)	(1)
Wireless handsets lent to customers at no cost (a)	(16)	(3)	(5)
Replacements	(5)	(5)	(2)
Foreign currency translation adjustments in inventory	2	(1)	1
Cost of services (Note 17.h)	5,008	4,724	4,147
Less:
Inventory balance at year end	(264)	(267)	(175)

COST OF SERVICES	$6,099	$5,712	$5,022

(a)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

	Years ended December 31,
	2009	2008	2007
Services
Net sales	$11,381	$9,847	$8,466
Cost of sales	(4,962)	(4,684)	(4,125)

Gross profit from services	$6,419	$5,163	$4,341

Handsets
Net sales	$802	$720	$590
Cost of sales	(1,091)	(988)	(875)

Gross loss from handsets	$(289)	$(268)	$(285)

Voice, data and Internet equipment
Net sales	$43	$41	$18
Cost of sales	(46)	(40)	(22)

Gross profit from voice, data and Internet equipment	$(3)	$1	$(4)

TOTAL GROSS PROFIT	$6,127	$4,896	$4,052

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

17. Other financial statement information (continued)

(g) Foreign currency assets and liabilities

	As of December 31, 2009				As of December 31, 2008
Items	Amount of foreign currency (i)		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Cash	US$	1	3.800	$2	$—
	EURO	—	5.453	1	—
	G	4,910	0.000821	4	4
Bank accounts	US$	5	3.800	18	5
	G	16,376	0.000821	13	—
	$U	11	0.1935	2	—
Investments
Time deposits	US$	110	3.800	418	307
	EURO	—	—	—	304
Government bonds	EURO	—	—	—	223
Related parties	US$	4	3.800	16	—
Accounts receivable
	US$	29	3.800	110	87
	SDR	2	5.9572	9	5
	G	17,836	0.000821	16	17
	GBP	—	6.149	1	—
Related parties	US$	1	3.8000	5	5
Other receivables
Prepaid expenses	US$	4	3.800	17	10
	EURO	—	5.453	1	—
	G	3,751	0.000821	3	2
Others	US$	4	3.800	16	20
	G	2,139	0.000821	3	1
Non-current assets
Other receivables
Others	US$	1	3.800	3	8
	G	1,025	0.000821	1	1

Total assets				$659	$999

Current liabilities
Accounts payable
Suppliers	US$	258	3.800	$982	$784
	G	29,119	0.000821	24	18
	EURO	11	5.453	59	42
Deferred revenues	G	5,096	0.000821	4	7
Related parties	US$	6	3.8000	23	18
	EURO	1	5.453	5	—
	SDR	—	5.9572	2	—
Debt
Notes – Principal	US$	180	3.800	685	150
	EURO	—	—	—	897
		¥—	—	—	193
Banks loans and others – Principal	US$	—	—	—	5
	G	88,040	0.000821	72	84
Accrued interest	US$	—	3.800	1	3
	EURO	—	—	—	13
		¥—	—	—	2
	G	2,661	0.000821	2	2
Gain on discounting of debt	US$	—	—	—	(1)
	EURO	—	—	—	(6)
		¥—	—	—	(2)
Salaries and social security payable
Vacation, bonuses and social security payable	G	1,017	0.000821	1	1
Taxes payable
Deferred tax liabilities (assets)	G	(1,482)	0.000821	(1)	—
VAT	G	434	0.000821	1	—
Other liabilities
Deferred revenue on sale of capacity	US$	3	3.800	12	10
	US$	2	3.800	8	—
Others	G	332	0.000821	1	—
Non-current liabilities
Accounts payable
Related parties	US$	6	3.800	24	27
Debt
Notes – Principal	US$	—	—	—	688
Banks loans and others – Principal	G	70,340	0.000821	58	—
Taxes payable
Deferred tax liabilities (assets)	G	—	—	—	(1)
	US$	1	3.800	2	—
Other liabilities
Deferred revenue on sale of capacity	US$	29	3.800	112	86
Others	US$	1	3.800	2	2

Total liabilities				$2,079	$3,022

(i)	US$ = United States dollar; G= Guaraníes; ¥ = Japanese Yen; SDR= Special Drawing Rights; $U= Uruguayan peso; GBP= Great Britain Pound.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

17. Other financial statement information (continued)

(h) Expenses

	Expenses
	Cost of services	General and administrative	Selling	Year ended December 31, 2009
Salaries and social security	$676	$248	$594	$1,518
Recoverable costs	(6)	(2)	(3)	(11)
Capitalized costs	—	(3)	—	(3)
Depreciation of fixed assets	957	40	122	1,119
Amortization of intangible assets	16	—	3	19
Turnover tax	519	—	—	519
Taxes with the Regulatory Authority	260	—	—	260
Other taxes	211	2	7	220
Maintenance, materials and supplies	479	35	83	597
Bad debt expense	—	—	131	131
Interconnection costs	180	—	—	180
Cost of international outbound calls	152	—	—	152
Lease of circuits	142	—	—	142
Fees for services (a)	95	84	321	500
Advertising	—	—	360	360
Agent commissions and distribution of prepaid cards commissions	—	—	878	878
Other commissions	—	—	190	190
Roaming	168	—	—	168
Charges for TLRD	730	—	—	730
Cost of voice, Internet and data equipment sales	46	—	—	46
Transportation, freight and travel expenses	29	8	177	214
Energy, water and others	91	8	12	111
Rental expense	55	25	31	111
International and satellite connectivity	81	—	—	81
Others	127	4	10	141

Total	$5,008	$449	$2,916	$8,373

	Expenses
	Cost of services	General and administrative	Selling	Year ended December 31, 2008
Salaries and social security	$548	$208	$488	$1,244
Recoverable costs	(9)	(3)	(5)	(17)
Capitalized costs	(1)	(9)	—	(10)
Depreciation of fixed assets	1,129	32	106	1,267
Amortization of intangible assets	16	1	5	22
Turnover tax	435	—	—	435
Taxes with the Regulatory Authority	217	—	—	217
Other taxes	170	5	5	180
Maintenance, materials and supplies	436	17	75	528
Bad debt expense	—	—	67	67
Interconnection costs	156	—	—	156
Cost of international outbound calls	145	—	—	145
Lease of circuits	124	—	—	124
Fees for services	81	70	249	400
Advertising	—	—	388	388
Agent commissions and distribution of prepaid cards commissions	—	—	769	769
Other commissions	—	—	159	159
Roaming	177	—	—	177
Charges for TLRD	764	—	—	764
Cost of voice, Internet and data equipment sales	40	—	—	40
Transportation, freight and travel expenses	22	15	138	175
Energy, water and others	59	7	13	79
Rental expense	44	16	24	84
International and satellite connectivity	48	—	—	48
Others	123	5	10	138

Total	$4,724	$364	$2,491	$7,579

(a)	Includes $8 in General and administrative expenses corresponding to Directors and Supervisory Committee’s fees.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

17. Other financial statement information (continued)

	Expenses
	Cost of services	General and administrative	Selling	Year ended December 31, 2007
Salaries and social security	$433	$170	$387	$990
Recoverable costs	(9)	(3)	(6)	(18)
Capitalized costs	(1)	(11)	—	(12)
Depreciation of fixed assets	1,230	28	119	1,377
Amortization of intangible assets	35	1	3	39
Turnover tax	370	—	—	370
Taxes with the Regulatory Authority	162	—	—	162
Other taxes	132	1	3	136
Maintenance, materials and supplies	357	16	63	436
Bad debt expense	—	—	71	71
Interconnection costs	151	—	—	151
Cost of international outbound calls	138	—	—	138
Lease of circuits	107	—	—	107
Fees for services	59	73	175	307
Advertising	—	—	306	306
Agent commissions and distribution of prepaid cards commissions	—	—	704	704
Other commissions	—	1	129	130
Roaming	151	—	—	151
Charges for TLRD	609	—	—	609
Cost of voice, Internet and data equipment sales	22	—	—	22
Transportation, freight and travel expenses	16	9	117	142
Energy, water and others	49	6	7	62
Rental expense	37	13	16	66
International and satellite connectivity	26	—	—	26
Others	73	6	12	91

Total	$4,147	$310	$2,106	$6,563

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable		Other receivables	Accounts payable	Debt		Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	356		—	(a) 75	—		—	—	—

Not due
First quarter 2010	1,213	807		193	2,119	11		197	333	30
Second quarter 2010	11	—		20	11	43		89	434	12
Third quarter 2010	2	—		14	5	12		8	1	5
Fourth quarter 2010	1	—		14	2	697		6	1	5
January 2011 thru December 2011	—			56	24	58		23	3	26
January 2012 thru December 2012	—	—		6	—	—		18	2	14
January 2013 and thereafter	—	—		12	—	—		41	8	102
Not date due established	1	—		—	—	—		—	199	44

Total not due	1,228	807		315	2,161	821		382	981	238

Total as of December 31, 2009	1,228	1,163		315	2,236	821		382	981	238

Balances bearing interest	1,227	353		—	—	821		—	34	13
Balances not bearing interest	1	810		315	2,236	—		382	947	225

Total	1,228	1,163		315	2,236	821		382	981	238

Average annual interest rate (%)	5.91	(b	)	—	—	(c	)	—	9.00	6.00

(a)	At the date of issuance of these consolidated financial statements, $43 has been cancelled.
(b)	$42 bear 50% over the Banco Nación Argentina 30-day interest rate paid by banks, $165 bear 50% over the Banco Nación Argentina notes payable discount rate and $146 bear 28.49%.
(c)	See Note 8.

18. Subsequent events

Purchase of Notes

In January and February of 2010, Personal purchased Notes pursuant to market purchase transactions amounting to $23, acquiring an aggregate principal nominal amount of US$ 5.85 million of Series 3 Medium Term Notes due 2010. The Notes acquired were cancelled according with the terms and conditions of the respective Indentures.

Gerardo Werthein
Vice-President

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telecom Argentina S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Telecom Argentina S.A. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in Argentina. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Argentina. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 15 to the consolidated financial statements.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PRICE WATERHOUSE & CO. S.R.L.

By (Partner)	Carlos N. Martinez

Buenos Aires, Argentina

March 9, 2010

Management’s Report on Internal Control Over Financial Reporting

Telecom Group’s management is responsible for establishing and maintaining adequate internal control over financial reporting for Telecom Group as defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Argentine generally accepted accounting principles (Argentine GAAP) and reconciling the Argentine GAAP figures to US GAAP. Internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Argentine GAAP and reconciled to US GAAP and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of Telecom Group’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our evaluation, management concluded that the Telecom Group’s internal control over financial reporting was effective as of December 31, 2009. The effectiveness of Telecom Group’s internal control over financial reporting as of December 31, 2009 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

Franco Bertone	Adrián Calaza
Chief Executive Officer	Chief Financial Officer

Buenos Aires, Argentina

      March 9th, 2010

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

AS OF DECEMBER 31, 2009

(In millions of Argentine pesos or as expressly indicated)

1. General considerations

Telecom Argentina reached a net income of $1,405 for the fiscal year ended December 31, 2009 (“FY09”), $444 or +46% when compared to the same period of the previous year (“FY08”).

Operating income before depreciation and amortization reached $3,900 (+$570 or 17% vs. FY08), 32% of Net sales. This growth was mainly fueled by mobile services and Broadband in Argentina.

Operating income increased by 35% (+$721 vs. FY08) to $2,762.

	Years ended December 31,
	2009	2008	%
Net sales	12,226	10,608	15
Cost of services	(6,099)	(5,712)	7

Gross profit	6,127	4,896	25
General and administrative expenses	(449)	(364)	23
Selling expenses	(2,916)	(2,491)	17

Operating income	2,762	2,041	35
Gain on equity investees	13	—	—
Financial results, net	(329)	(265)	24
Other expenses, net	(229)	(268)	(15)

Net income before income tax and noncontrolling interest	2,217	1,508	47
Income tax expense, net	(797)	(535)	49
Noncontrolling interest	(15)	(12)	25

Net income	1,405	961	46

Net income per share (in pesos)	1.43	0.98	46

2. Company activities

Net sales

During FY09, consolidated net sales increased by 15% (+$1,618 vs. FY08) to $12,226, mainly fueled by the cellular and Broadband businesses.

	Years ended December 31,
	2009	2008	%
Voice	2,825	2,701	5
Internet	1,058	735	44
Data transmission	274	217	26

Voice, data and Internet	4,157	3,653	14

Wireless – Personal	7,628	6,565	16
Wireless – Núcleo	441	390	13

Wireless	8,069	6,955	16

Total net sales	12,226	10,608	15

The evolution in Net sales by reportable segment was as follows:

Voice, data and Internet

During FY09, revenues generated by these services amounted to $4,157, +14% vs. FY08, where in relative terms Internet revenues have grown the most (+44% vs. FY08).

➢ Voice

Total revenues for this service reached $2,825 in FY09 (+5% vs. FY08). The results of this line of business are still affected by frozen tariffs of regulated services.

Monthly Charges and Supplementary Services increased by $43 or 5% vs. FY08, to $842, as a consequence of a higher number of lines in service (+2%), which reached more than 4.4 million, and a 15% increase in supplementary services.

Revenues generated by traffic (Local Measured Service, Domestic Long Distance and International Telephony) totaled $1,275, an increase of 3% vs. FY08. In relative terms, revenues from International traffic increased the most with 9% vs. FY08 while local traffic revenues increased +5% vs. FY08 due to the incorporation of flat packs for calls. Otherwise, revenues from domestic long distance traffic slightly decreased 2% vs. FY08.

Interconnection revenues amounted to $448 (+12% vs. FY08), mainly as a consequence of traffic originated in cellular lines from other operators but transported by and terminated in the Company’s fixed-line network.

Other revenues reached $260 (-2% vs. FY08). This reduction was mainly as a consequence of a decrease in Public Telephony revenues (-$16 or -19% vs. FY08).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2009

I

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

➢ Data transmission and Internet

Data transmission revenues amounted to $274 (+26% vs. FY08), generated by the offer of innovative solutions for the corporate market focused in both satisfying the enterprises’ internal infrastructure needs and enhancing the offer of ICT services (connectivity, housing and hosting, among others).

Revenues related to Internet reached $1,058 (+$323 or 44% vs. FY08), mainly due to the substantial expansion of the Broadband service, driven by an increase in the subscriber base due to commercial promotions with innovations in the service portfolio. In addition, ADSL ARPU improved 22% when compared to FY08 due to the implementation of an efficient pricing strategy together with the reduction of churn and to the clients that maintained the service paying full tariff, without promotions after the first six months of subscription.

As of December 31, 2009, Telecom reached 1,223,000 ADSL customers (+17% vs. FY08). These connections represent approximately 28% of Telecom’s fixed lines in service.

Data Transmission and Internet together have significantly increased their contribution to net consolidated sales reaching an 11% participation and representing 32% of fixed telephony segment revenues (vs. 26% in FY08).

Cellular Telephony

In this quarter, clients have significantly increased reaching 16.3 million as of the end of December 2009, representing an increase of 0.5 million since September 2009 and 1.9 million since December 2008. During FY09, net sales reached $8,069 (+16% vs. FY08).

➢ Personal in Argentina

As of the end of December 2009, Personal reached 14.5 million subscribers in Argentina (+1.9 million or +15% vs. FY08) which allowed the company to enhance its market position and strengthens its potential for future revenue growth.

Approximately 69% of the overall subscriber base is prepaid and 31% is postpaid (including “Cuentas claras” plans).

Personal continued with sustained growth in revenues (including handset sales) reaching $7,628 (+16% vs. FY08), supported by the increase in the overall voice traffic minutes by 16% vs. FY08 and in value-added services (“VAS”) revenues by 34% vs. FY08. Service revenues reached $6,832 (+17% vs. FY08) where 34% of them corresponds to VAS revenues. Also noteworthy is SMS traffic performance, which climbed from a monthly average of 1,454 million messages in FY08 to 3,344 million in FY09 (+130%).

As a consequence of the traffic increase and higher usage of VAS, even though level of penetration is significant, Average Monthly Revenue per User (“ARPU”) remained stable at approximately $41 pesos in FY09.

➢ Personal in Paraguay

By the end of December 2009, Núcleo’s subscriber base (including Internet subscribers) remained stable in 1.8 million customers when compared vs. FY08. Prepaid and postpaid customers represented 89% and 11%, respectively.

Personal’s subsidiary in Paraguay generated revenues equivalent to $441 during FY09 (+13% vs. FY08) since the appreciation of the guaraní against the Argentine Peso occurred in FY09 by 15%.

Operating costs

The cost of services, administrative expenses and selling expenses totaled $9,464 in FY09, which represents an increase of $897 or +10% vs. FY08. The increase in costs is a consequence of a higher volume of revenues, inflationary effects on the cost structure of the Group and greater expenses related to competition in cellular and Internet businesses.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2009

II

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

	Years ended December 31,
	2009	2008	%
Salaries and social security	(1,504)	(1,217)	24
Taxes	(999)	(832)	20
Maintenance, materials and supplies	(597)	(528)	13
Bad debt expense	(131)	(67)	95
Interconnection costs	(180)	(156)	15
Cost of international outbound calls	(152)	(145)	5
Lease of circuits	(142)	(124)	15
Fees for services	(500)	(400)	25
Advertising	(360)	(388)	(7)
Agent commissions and distribution of prepaid cards commissions	(878)	(769)	14
Other commissions	(190)	(159)	20
Roaming	(168)	(177)	(5)
Charges for TLRD	(730)	(764)	(4)
Cost of voice and data equipment sales and wireless handsets	(1,137)	(1,028)	11
Others	(658)	(524)	26

Subtotal	(8,326)	(7,278)	14
Depreciation of fixed assets	(1,119)	(1,267)	(12)
Amortization of intangibles assets	(19)	(22)	(14)

Operating costs	(9,464)	(8,567)	10

The cost breakdown is as follows:

•

Salaries and Social Security Contributions totaled $1,504 (+24% vs. FY08), affected by increases in salaries and the related social security charges. Regarding personnel, the decrease in headcount in fixed segment (-98 employees vs. FY08) was partially compensated by the net incorporation of 112 employees in the same period in the cellular business. The total headcount at the end of FY09 was 15.300 employees.

•	Taxes reached $999 (+20% vs. FY08), influenced mainly by higher rates in turnover taxes, new municipal taxes related to a higher volume of revenues and higher taxes with the Regulatory Authority.

•

Network access costs (includes charges for TLRD, Roaming, Interconnection costs, cost of international outbound calls and lease of circuits) amounted to $1,372, maintaining similar levels as FY08. It is remarkable that TLRD costs declined due to an increasing in on-net traffic.

•

Agents, distribution of prepaid cards and other commissions were $1,068 (+15% vs. FY08), mainly due to the increase in commissions paid to commercial agents and card distribution costs, as higher subscriber volume and sales of cards was registered.

•

Advertising amounted to $360 (-7% vs. FY08), oriented towards supporting the commercial activity in mobile services and Internet and to strengthening the brand position of the Telecom Group. In FY08 Telecom was the Sponsorship of the Argentine Olympic Committee, incurring in related costs amounting to $17.

•	Cost of handsets totaled $1,137 (+11% vs. FY08) mainly due to an increase in the average sale price of handsets.

•	Bad debt expense reached $131 (+$64 vs. FY08), representing 1% of the consolidated net revenues.

•

Depreciation of Fixed and Intangible Assets reached $1,138 (-12% vs. FY08). Fixed-line telephony totaled $663 (-19% vs. FY08) and cellular telephony totaled $475 (-2% vs. FY08), mainly due to the change of the useful lives of certain fixed assets that generated a reduction in the amount of depreciation (-$129 in FY09). Additionally, FY08 included Personal’s TDMA technology depreciation charges amounting to $64 and Núcleo’s TDMA technology depreciation charges amounting to $18, ended in FY08.

•	Other costs totaled $1,755 (+21% vs. FY08). The increase was due to the inflationary effects on related services.

•	Financial results, net

Financial results, net resulted in a loss of $329, an increase of $64 vs. FY08. This was due to the loss registered in foreign currency exchange (-$152 vs. FY08), compensated by lower net interest (+$130 vs. FY08). The result was affected by losses from financial debt denominated in Euros and in US dollars. It is important to point out that since December 2008, the Argentine Peso devaluated against the US Dollar and Euro currencies 10% and 14% respectively. Moreover, the result as of FY09 includes losses of $103 due to changes in market value of Derivative Instruments.

•	Net financial debt

As of December 31 2009, Net financial assets (Loans minus Cash, Cash Equivalents and Derivatives for Notes included in Other receivables) amounted to $469, a reduction in debt of $1,372 as compared to December 2008. The Voice, data and Internet segment has net financial assets of $579 and the Cellular telephony segment has net financial debt of $110 (mainly due to Núcleo).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2009

III

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

In August 2005, Telecom Argentina issued Notes in compliance with the terms of the debt restructuring APE. On October 15, 2009, and together with the payment of interest, Telecom Argentina fully cancelled its financial debt. The debt was prepaid 5 years in advance of the repayment schedule originally agreed upon the financial creditors. Outstanding principal amount paid was equivalent to $ 1,344. By means of this, at December 31, 2009, Telecom Argentina has no financial debt.

Therefore, during FY09 until the date of issuance of these consolidated financial statements, Personal purchased a nominal amount of US$ 25.35 million Series 3 Notes due 2010. These operations were made through market purchases and with liquid funds of the company. The Notes acquired were cancelled according to the terms and conditions of the Indenture.

•	Capital expenditures

During FY09, the Company invested $1,821 in fixed and intangible assets. This amount was allocated to Voice, Data and Internet businesses ($915) and cellular business ($906). In relative terms, capex reached 15% of the revenues of FY09.

Main capex projects are related to the expansion of Broadband services, the gradual upgrade of the network for next generation services (NGN), the improvement of the network (capacity, coverage and 3G), the launch of new and innovative value-added services and the development of new commercial systems.

•	Closing prices of Class “B” Shares of the Company

Month	2006	2007	2008	2009	2010
January	7.97	12.75	12.80	5.86	12.90
February	7.74	13.00	14.50	5.45	12.75
March	8.20	13.05	13.50	5.97
April	7.75	13.80	11.25	6.80
May	6.75	17.20	12.15	6.78
June	7.00	15.25	9.35	10.00
July	7.87	13.75	8.33	10.45
August	8.43	16.50	8.24	11.70
September	8.52	15.65	7.98	12.20
October	9.25	15.25	4.40	12.90
November	10.50	16.80	5.80	12.40
December	11.90	14.30	6.00	12.65
Annual increase (decrease)	51%	20%	(58%)	111%	—
MERVAL Annual increase (decrease)	35%	3%	(50%)	115%	—

•	Selected consolidated quarterly information

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income	Financial results, net	Net income
Year 2009:
March 31,	2,829	917	659	(94)	351
June 30,	2,925	924	652	(57)	352
September 30,	3,107	1,014	724	(166)	303
December 31,	3,365	1,045	727	(12)	399

	12,226	3,900	2,762	(329)	1,405

Year 2008:
March 31,	2,480	879	534	(60)	272
June 30,	2,571	808	515	52	341
September 30,	2,738	815	491	(104)	218
December 31,	2,819	828	501	(153)	130

	10,608	3,330	2,041	(265)	961

Year 2007:
March 31,	2,058	688	358	(132)	135
June 30,	2,144	726	369	(86)	252
September 30,	2,313	838	474	(105)	227
December 31,	2,559	800	435	(118)	270

	9,074	3,052	1,636	(441)	884

3. Summary comparative consolidated balance sheets

	As of December 31,
	2009	2008	2007	2006	2005
Current assets	2,943	2,600	2,384	1,767	1,542
Non current assets	7,690	7,057	6,787	6,953	7,021

Total assets	10,633	9,657	9,171	8,720	8,563

Current liabilities	4,169	4,069	3,643	3,373	2,206
Non current liabilities	936	1,487	2,419	3,146	4,449

Total liabilities	5,105	5,556	6,062	6,519	6,655

Noncontrolling interest	92	81	79	72	41
Shareholders’ equity	5,436	4,020	3,030	2,129	1,867

Total liabilities, noncontrolling interest and Shareholders’ equity	10,633	9,657	9,171	8,720	8,563

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2009

IV

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

4. Summary comparative consolidated statements of operations

	Years ended December 31,
	2009	2008	2007	2006	2005
Net sales	12,226	10,608	9,074	7,372	5,668
Operating costs	(9,464)	(8,567)	(7,438)	(6,478)	(5,171)

Operating income	2,762	2,041	1,636	894	497
Gain on equity investees	13	—	—	5	7
Financial results, net	(329)	(265)	(441)	(484)	(308)
Other expenses, net	(229)	(268)	(98)	(184)	(162)
Gain on debt restructuring	—	—	—	—	1,424

Net income before income tax and noncontrolling interest	2,217	1,508	1,097	231	1,458
Income tax benefit (expense), net	(797)	(535)	(292)	22	(119)
Noncontrolling interest	(15)	(12)	(23)	(22)	(8)

Net income from continuing operations	1,405	961	782	231	1,331
Gain (loss) from discontinued operations	—	—	102	13	3

Net income	1,405	961	884	244	1,334

Net income per share (in pesos)	1.43	0.98	0.90	0.25	1.36

5. Statistical data (in physical units)

Voice, data and Internet

Fixed telephone service

December 31,	2009		2008		2007		2006		2005
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Equipment lines	3,852,159	1,280	3,848,369	(34)	3,878,965	(187)	3,871,471	4,382	3,828,147	2,338
NGN lines	742,884	64,464	594,260	136,160	359,577	239,277	25,166	12,866	—	—

Installed lines	4,595,043	65,744	4,442,629	136,126	4,238,542	239,090	3,896,637	17,248	3,828,147	2,338
Lines in service (a)	4,364,386	17,861	4,298,820	6,415	4,207,744	38,081	4,094,653	38,362	3,949,911	43,699
Customers lines	3,990,912	15,822	3,936,600	14,297	3,849,252	31,114	3,749,931	33,763	3,625,032	42,595
Public phones installed	50,275	(1,368)	58,375	(2,866)	70,550	(4,563)	81,568	(674)	82,771	(1,180)
Lines in service per 100 inhabitants (b)	22.2	—	22.1	—	21.8	0.2	21.4	0.2	20.8	0.2
Lines in service per employee	394	6	384	11	367	2	356	(1)	347	2

(a)	Includes direct inward dialing numbers that do not occupy installed lines capacity.
(b)	Corresponding to the northern region of Argentina.

Internet

December 31,	2009		2008		2007		2006		2005
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
ADSL subscribers	1,223,000	44,000	1,042,000	66,000	783,000	106,000	457,000	82,000	226,000	38,000
Dial Up subscribers	55,000	(2,000)	65,000	(3,000)	76,000	(4,000)	88,000	(8,000)	118,000	(12,000)

Total subscribers	1,278,000	42,000	1,107,000	63,000	859,000	102,000	545,000	74,000	344,000	26,000

Cellular telephone service

Personal

December 31,	2009		2008		2007		2006		2005
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	1,715,000	74,000	1,454,000	103,000	1,134,000	121,000	759,000	76,000	546,000	27,000
“Cuentas claras” plans	2,709,000	(14,000)	2,807,000	116,000	2,470,000	151,000	2,127,000	140,000	1,566,000	356,000
Prepaid subscribers	10,051,000	421,000	8,303,000	404,000	7,062,000	233,000	5,539,000	534,000	4,038,000	459,000

Total subscribers	14,475,000	481,000	12,564,000	623,000	10,666,000	505,000	8,425,000	750,000	6,150,000	842,000

Lines per employee	3,810	—	3,411	—	3,050	—	2,603	—	2,613	—

Núcleo

December 31,	2009		2008		2007		2006		2005
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	36,000	4,000	24,000	(1,000)	23,000	1,000	22,000	—	21,000	—
“Plan control” plans	153,000	4,000	140,000	(6,000)	140,000	7,000	124,000	12,000	100,000	9,000
Prepaid subscribers	1,605,000	14,000	1,647,000	13,000	1,456,000	112,000	1,018,000	203,000	530,000	51,000

Subtotal cellular	1,794,000	22,000	1,811,000	6,000	1,619,000	120,000	1,164,000	215,000	651,000	60,000
Internet subscribers	12,000	—	15,000	2,000	7,000	2,000	—	—	—	—

Total subscribers	1,806,000	22,000	1,826,000	8,000	1,626,000	122,000	1,164,000	215,000	651,000	60,000

Lines per employee	4,251	—	4,251	—	3,836	—	2,917	—	1,828	—

6. Consolidated ratios

December 31,	2009	2008	2007	2006	2005
Liquidity (1)	0.71	0.64	0.65	0.52	0.70
Solvency (2)	1.08	0.74	0.51	0.34	0.29
Locked up capital (3)	0.72	0.73	0.74	0.80	0.82
Pretax return on capital (4)	0.30	0.27	0.34	0.12	1.11

(1)	Current assets/Current liabilities.
(2)	Shareholders’ equity plus noncontrolling interest/Total liabilities.
(3)	Non current assets/Total assets.
(4)	Net income (loss)/Shareholders’ equity average.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2009

V

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

7. Outlook

During the present fiscal year the Telecom Group has continued with the strategy of increasing its customer base as well as the revenues in every business segment and is starting the next fiscal year backed by a solid financial situation as well as a solid market position.

The customers base has reached 4.4 million fixed lines, 1.3 million broadband and Internet connections, and 16.3 million cellular subscribers. In every business segment, the market share has increased. Due to this fact, the Company is considered to be one of the leading companies in the Argentine telecommunications sector. The Company has positioned itself in such place without neglecting its commitment to generate economic value for its shareholders, reflected in the economic and financial results shown in the consolidated financial statements and in the market value of the Company. Improvement in profitability, net profit over sales ratio, and return on net invested assets continues. In addition, the strong cash flow generation has allowed to increase our capital expenditures and, for the very first time for the Telecom Group, to show a net financial asset position.

Growth in fixed line telephony will continue in line with the trend of past years and with the international trend of the telecommunications sector as the market reaches maturity. The expansion of the Broadband business is the main driver of growth, where the Arnet brand is in an excellent position in segments of individual customers and in corporate accounts, including small and medium size enterprises and large accounts. The combined offer of fixed, mobile and data services together with the data center capabilities that have gained strength with the acquisition of Cubecorp and subsequent merger with Telecom, will allow Telecom to be in a more competitive position to be selected by customers as a strategic supplier of telecommunications and related services.

Moreover, in the Voice, data and Internet business, the implementation of the commitments included in the Letter of Understanding signed with the Argentine Government in March 6, 2006 together with the necessary tariff modifications for regulated services still remain pending. The resolution of these aspects will contribute to a new realignment of Telecom Argentina’s financial equation that in turn will allow to continue with technological innovations necessary for the development of the infrastructure of the country. In this context, the Company continues paying special attention to its costs structure as it has shown increases during fiscal year 2009 due to the effect of inflation, resulting in a deterioration of profitability margins.

Another pending issue in the agenda of the Regulatory Authority is the implementation of the Universal Service Fund, which shall compensate incumbent operators for loss-making services that have been rendered since 2001, and that shall allow access to basic services of low income segments and to areas not yet covered by telecommunications services.

The Cellular Telephony will continue expanding its subscriber base in fiscal year 2010 but at a more moderate pace. However, the positioning of Personal in the Argentine market can encourage the expectation of continued growth in market share, in number of customers and in net revenues in the mobile industry.

The strategy of acquiring high value customers and stimulating consumption through the launch of new services and products shall continue, not only to keep the loyalty of existing customers, but also to make Personal the preferred brand in the Argentine cellular industry. One of the most important drivers of growth will continue to be the expansion of value added services (in FY09 it represented approximately 34% of Personal’s Services Sales). It is also expected that the offer of mobile Internet, shall strengthen the growth of these services, supported by the deployment of the third generation network shall allow higher speeds in data transmission and the increase in the number of locations where the service is available.

In order to provide the customers with newer and better services, during the present fiscal year the Telecom Group shall continue with its investment plans, representing 17% of the net consolidated sales estimated for fiscal year 2010. Telecom Argentina shall invest to sustain the growth in Broadband services, to continue developing the next generation network (NGN), to supply mobile operators with the necessary infrastructure and to continue with the updating of commercial and support systems. Regarding Personal, the expansion of its network infrastructure will continue, and a special effort will be put in extending 3G technology coverage and bandwidth for mobile data transmission.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2009

VI

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

The Telecom Group is in an excellent financial position because there are no financial commitments which cannot be settled by the internal cash flow generation. All financial indicators have improved during fiscal year 2009 and it is expected they will go on improving during fiscal year 2010.

The strategy implemented by the Management of Telecom introduces the basic necessary foundations that will allow the Telecom Group to take the necessary steps to achieve its objectives of constant service enhancement, strengthening its market position and increasing its efficiency to satisfy the continuous needs of the customers in a dynamic telecommunications market.

Gerardo Werthein
Vice-President

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2009

VII

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CORPORATE INFORMATION

•	INDEPENDENT AUDITORS Price Waterhouse & Co S.R.L. (member of PricewaterhouseCoopers)

•	STOCK MARKET INFORMATION (Source: Bloomberg)

BCBA

	Market quotation ($/share)		Volume of shares
Quarter	High	Low	traded (in million)
December’08	8.04	3.70	29.7
March’09	6.40	4.90	10.2
June’09	10.00	5.63	16.4
September’09	12.20	9.59	9.2
December’09	13.65	11.80	7.7

NYSE

	Market quotation (US$/ADR*)		Volume of ADRs
Quarter	High	Low	traded (in million)
December’08	12.62	5.12	25.5
March’09	9.38	6.55	10.5
June’09	12.83	7.29	18.8
September’09	15.99	12.21	12.5
December’09	18.05	15.29	8.1

*	Calculated at 1 ADR = 5 shares

•	INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina
Telecom Argentina S.A.
Investor Relations Division
Alicia Moreau de Justo 50, 10th Floor
(1107) Ciudad Autónoma de Buenos Aires
Tel.: 54-11-4968-3628
Argentina

Outside Argentina
JP Morgan Chase
Latam ADR Sales & Relationship Mgmt.
277 Park Avenue, 39th Floor
New York 10172
USA
Tel.: 1-212-622-9229

•	INTERNET http://www.telecom.com.ar

•	DEPOSIT AND TRANSFER AGENT FOR ADRs

JP Morgan Chase Bank
4 New York Plaza, Wall Street
New York, 1-212-622-9227
USA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: April 8, 2010	By:	/S/ FRANCO BERTONE
	Name:	Franco Bertone
	Title:	Chief Executive Officer